EXHIBIT 99.1
(The Directors’ Report and Financial Statements for the year ended 30 June 2008 are reported in Australian dollars)
DIRECTORS’ REPORT
Your directors present their report on the consolidated entity consisting of Sims Group Limited and the entities it controlled at the end of, or during, the year ended 30 June 2008.
DIRECTORS AND THEIR INTERESTS
The names of the directors of Sims Group Limited (“Company”) in office at the date of this report together with their qualifications and experience and relevant interest in the share capital of the Company or of a related body corporate, are as follows:
Paul Mazoudier BA, LLB (Hons) (age 66) — Chairman — 14,639 ordinary shares
Chairman of the Company since 1999 and independent non-executive director since 1991. Serves as Chairman of the Remuneration Committee and Nomination/Governance Committee. Is a member of the Safety, Health, Environment & Community Committee and Risk, Audit & Compliance Committee. Formerly an executive director of Sims Consolidated (1974-79) and former partner and NSW Chairman of Minter Ellison, lawyers. Was a director of HPAL Limited from 2000 until November 2007.
Jeremy Sutcliffe LLB (Hons) (age 51) — 52,255 ordinary shares; 71,947 performance rights; 224,534 performance rights (held pursuant to Company’s Executive Long Term Incentive Plan)
Executive Director since 2002. Is a member of the Safety, Health, Environment & Community Committee, Finance & Investment Committee and Nomination/Governance Committee. Is Vice President and Board member of the Ferrous Division of the Bureau of International Recycling, and member of the Australian Institute of Company Directors. Joined the Company in 1990 and held various senior executive positions in the Company, including Chief Executive UK, before assuming the position of Group Chief Executive on 1 March 2002, a position held until 14 March 2008. Is currently Chairman European/Australian Metal Recycling and Global SRS Divisions. Is a director of other Sims Group Limited subsidiaries and associated companies.
Ross Cunningham B.Sc. (Metallurgy), MBA (age 63) — 14,987 performance rights; 66,847 performance rights (held pursuant to Company’s Executive Long Term Incentive Plan)
Executive Director since 1984. Fellow of the Australian Institute of Company Directors. Joined the Company in 1967 and has held various senior positions in Australia and South-East Asia, including General Manager, NSW and General Manager, Finance & Administration. Is currently Executive Director, Group Finance & Strategy. Is a director of other Sims Group Limited subsidiaries and associated companies.
Michael Feeney B. Com (Marketing) (age 62) — 25,734 ordinary shares
Independent non-executive director since 1991. Is a member of the Risk, Audit & Compliance Committee and Remuneration Committee. Formerly Executive Director, Collins Partners Corporate Advisory and prior to that Finance and Strategy Director for Philip Morris, Executive Director, Strategy & Corporate Affairs for Elders IXL and Executive Director, Corporate Strategy of Elders Resources NZFP.
Paul Varello BCE (Civil Engineering) (age 64) — 6,225 American Depositary Shares
Independent non-executive director since 2005. Is a member of the Finance & Investment Committee. President and CEO of Commonwealth Engineering and Construction of Houston, Texas. Prior to founding Commonwealth in 2003, he was Chairman and CEO of American Ref-Fuel Company. In addition, he spent 25 years in the engineering and construction industry. He is a registered professional engineer and a member of the American Society of Civil Engineers and the American Institute of Chemical Engineers.

Chris Renwick AM, FAIM, FAIE, FTSE — BA, LLB (age 65) — 1,444 ordinary shares
Independent non-executive director since 2007. He serves as Chairman of the Safety, Health, Environment & Community Committee and as a member of the Finance & Investment Committee. He was employed with the Rio Tinto group for over 35 years rising, in 1997, to Chief Executive, Rio Tinto Iron Ore, a position he held until his retirement in 2004. Is Chairman and director of Coal and Allied Industries Limited (since 2004) and a director of Downer EDI Limited (since 2004) and Transurban Holdings Limited and Transurban Infrastructure Management Limited (both since 2005).
Mike Iwanaga Bachelor of Liberal Arts (age 67) — Nil securities
Non-independent non-executive director since 2007. He is a member of the Nomination/Governance Committee. He is a member of the Australia & New Zealand Chamber of Commerce in Japan. He joined Mitsui & Co., Ltd in 1963 and worked in various divisions of that company culminating in his appointment, in 1999, as President & Managing Director, Mitsui Iron Ore Development, a position he held until his retirement in 2005.
Norman R. Bobins B.S., M.B.A. (age 65) — 54,600 American Depositary Shares
Independent non-executive director since 14 March 2008. He serves as Chairman of the Finance & Investment Committee and as a member of the Nomination Committee. He was formerly a director (since 2006) of Metal Management, Inc which entity merged with the Company on 14 March 2008. From May 2007 until October 2007, he was Chairman of the board of LaSalle Bank Corporation (a financial institution). From 2002 to 2007, he was President and Chief Executive Officer of LaSalle Bank Corporation. From 2006-2007, he was President and Chief Executive Officer of ABN AMRO North America. From 2002-2007, he was Senior Executive Vice President at ABN AMRO Bank N.V., the Dutch parent of LaSalle Bank Corporation. He earned his B.S. from the University of Wisconsin and his MBA from the University of Chicago.
Daniel W. Dienst J.D. (age 43) — Group Chief Executive Officer — 1,156,872 American Depositary Shares; 410,000 options to acquire American Depositary Shares
Executive director and Group Chief Executive Officer since 14 March 2008. He is a member of the Safety, Health, Environment & Community Committee, Nomination/Governance Committee and Finance & Investment Committee. He was formerly a director (since June 2001), Chairman (since April 2003), Chief Executive Officer (since January 2004) and President (since September 2004) of Metal Management, Inc which entity merged with the Company on 14 March 2008. From January 1999 to January 2004, he served in various capacities with CIBC World Markets Corp., lastly as Managing Director of the Corporate and Leveraged Finance Group. From 2002-2005, he was Chairman of the Board of Metals USA, Inc., a NASDAQ — listed steel service center company until its sale to a private entity. He is a director of other Sims Group Limited subsidiaries and associated companies. He is a graduate of Washington University and received a J.D. from The Brooklyn Law School.
John T. DiLacqua MBA (age 56) — Nil securities
Independent non-executive director since 14 March 2008. He is a member of the Risk, Audit & Compliance Committee and Remuneration Committee. He was formerly a director (since June 2001) of Metal Management, Inc which entity merged with the Company on 14 March 2008. He was the Executive Chairman of Envirosource, Inc. from May 2004 to December 2004 and had served as President and Chief Executive Officer of Envirosource from January 1999 to May 2004. From October 1997 to December 1998, he served as President of the U.S. Ferrous Operations of Philip Metals, Inc., and, prior to that, from May 1994, as the President of Luria Brothers. He is a graduate of Temple University and received an MBA from Carnegie Mellon University. He is a certified public accountant.

Robert Lewon BS (age 65) — 123,000 options to acquire American Depositary Shares
Independent non-executive director since 14 March 2008. He is a member of the Safety, Health, Environment & Community Committee and Finance & Investment Committee. He was formerly a director (since March 2004) of Metal Management, Inc which entity merged with the Company on 14 March 2008. He has over 40 years of experience in the scrap metal industry and has served as an executive of scrap companies, including President of Simsmetal USA Corp. He has been active in the Institute of Scrap Recycling Industries, Inc. and its predecessor ISIS, serving as director and national officer, among other positions. Additionally, he has served as a consultant to scrap metal companies since his retirement from Simsmetal in 1993, and, prior to his appointment as a director of the Company, was a long time advisor/consultant to TAMCO, the only steel mill in California, USA.
Gerald E. Morris BA (age 76) — 20,000 American Depositary Shares; 205,000 options to acquire American Depositary Shares
Independent non-executive director since 14 March 2008. He serves as Chairman of the Risk, Audit & Compliance Committee and as a member of the Remuneration Committee and Nomination/Governance Committee. He was formerly a director (since Jan 2004) of Metal Management, Inc which entity merged with the Company on 14 March 2008. He currently serves as President and Chief Executive Officer of Intalite International N.V., a diversified holding company with investments primarily in the metals fabrication industry. He also serves as Chairman and director of Beacon Trust Company. He previously served as Chairman of the board of directors of Allmet Building Products, and has previously served as a director of Rexel, Inc. and Tivoli Industries, Inc., and as trustee of the Blanchard Group of Funds. He is a certified public accountant.
Geoffrey Brunsdon and Robert Every were directors from the beginning of the financial year until their resignations on 21 November 2007.
COMPANY SECRETARIES
The Group company secretary is Mr F M Moratti B.Com, LLB, MBA (Executive). Mr Moratti was appointed to the position of company secretary in 1997. Before joining the Company he held positions of assistant company secretary/legal counsel in a number of publicly listed companies over a period of some 12 years and, prior to that, worked as a solicitor with a major legal practice.
The additional Group company secretary is Mr S A Miller, Esq., BS, MS, JD, PE. Mr Miller was appointed to the position of company secretary in 2008. Since joining the Company in 1997 Mr Miller has held positions as legal counsel and manager for environmental affairs for North American operations. Before joining the Company he held positions at an environmental mediation firm, as an attorney with a major legal practice, and as a consulting engineer.
PRINCIPAL ACTIVITIES
Details of the principal activities of the consolidated entity during the year are addressed in the Chairman’s and Group Chief Executive Officer’s Report in the annual report and in the notes to the financial statements.
TRADING RESULTS
The consolidated net profit of the consolidated entity for the year was $433.2 million.
DIVIDENDS
The 2007 financial year partly franked (51%) final dividend of 60 cents per share referred to in the directors’ report dated 31 August 2007 was paid on 19 October 2007. A partly franked (47%) interim dividend of 55 cents per ordinary share for the 2008 financial year was paid on 9 April 2008. Since the end of the financial year the directors have recommended the payment of a partly franked (23%) final dividend of 75 cents per fully paid share (comprising a normal dividend of 65 cents per share and a special dividend of 10 cents per share) to be paid on 27 October 2008 out of retained profits at 30 June 2008.

REVIEW OF OPERATIONS
A review of the operations of the consolidated entity during the year and the results of those operations are set out in the Chairman’s and Group Chief Executive Officer’s Report in the annual report.
SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS
The directors are not aware of any significant change in the state of affairs of the Company during the financial year other than as set out in the Chairman’s and Group Chief Executive Officer’s Report in the annual report.
SUBSEQUENT EVENTS
The directors are not aware of any matter or circumstance that has arisen since the end of the financial year which will significantly affect, or may significantly affect, the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.
LIKELY DEVELOPMENTS
Information as to the likely developments in the operations of the consolidated entity is set out in the Chairman’s and Group Chief Executive Officer’s Report in the annual report.
ENVIRONMENTAL REGULATION
The Company has licences and consents in place at each of its operating sites as prescribed by environmental laws and regulations that apply in each respective location. Further information on the consolidated entity’s performance in relation to environmental regulation is set out in the annual report.

DIRECTORS’ MEETINGS
The number of directors’ meetings and meetings of committees of directors held during the financial year and the number of meetings attended by each director were:

					Safety, Health,
			Risk, Audit &		Environment &				Finance &		Nomination/
	Board of		Compliance		Community		Remuneration		Investment		Governance
	Directors		Committee		Committee		Committee		Committee		Committee
Meetings Held	8		6		3		4		6		—
Paul Mazoudier	8		6		3		4
Jeremy Sutcliffe	8				3				6
Ross Cunningham	8								6	[3]
Michael Feeney	8		6				4
Paul Varello	8						2	[3]	5
Chris Renwick	7		5	[3]	3	[5]			5
Masakatsu Iwanaga	7		5	[3]	2	[3]
Geoffrey Brunsdon	6	[1]							5	[1]
Bob Every	5	[1]			1	[1]			5	[1]
Daniel Dienst	1	[2]			1	[4]
Norman Bobins	1	[2]
Gerald Morris	1	[2]	1	[4]			2	[4]
Robert Lewon	1	[2]			1	[4]
John DiLacqua	1	[2]	1	[4]			2	[4]

[1]	resigned 21 November 2007

[2]	appointed 14 March 2008

[3]	resigned 6 May 2008

[4]	appointed 6 May 2008

[5]	appointed 22 November 2007

INSURANCE AND INDEMNIFICATION OF OFFICERS
During the financial year, the Company had contracts in place insuring all directors and executive officers of the Company (and/or any subsidiary companies in which it holds greater than 50% of the voting shares), including directors in office at the date of this report and those who served on the board during the year, against liabilities that may arise from their positions within the Company and its controlled entities, except where the liabilities arise out of conduct involving a lack of good faith. The directors have not included details of the nature of the liabilities covered or the amount of the premium paid as such disclosure is prohibited under the terms of the contracts.
SHARE OPTIONS GRANTED TO DIRECTORS AND RELEVANT GROUP EXECUTIVES
The following numbers of performance rights were issued on 10 October 2007 to the following persons pursuant to the Company’s Long Term Incentive Plan (“LTI Plan”): JL Sutcliffe 224,534; RB Cunningham 66,847; G Davy 49,433; D McGree 45,693 and T Bird 33,741. 24,644 restricted stock units were issued on 10 October 2007 to R Kelman pursuant to the LTI Plan. 21,044 Performance Rights were issued each to Mr D McGree and Mr T Bird, respectively, on 17 September 2007 pursuant to individual contracts.
Further details of those share options issued during the financial year can be found in the remuneration report.
ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES UNDER OPTION
Unissued ordinary shares of the Company under option at the date of this report are as follows:
Former LTI Plan shares:

Date granted	Expiry date	Issue price	Number under option
22 July 2005	1 September 2008	$14.99	44,286
28 July 2006	1 September 2009	$18.73	64,403

			108,689

Performance Rights:

Date granted	Expiry date	Issue price	Number under option

6 October 2005	31 October 2010	Nil	71,947
18 November 2005	30 June 2008	Nil	14,989
28 July 2006	1 September 2009	Nil	3,579
10 July 2006	30 June 2008	Nil	7,833
1 July 2007	30 April 2010	Nil	44,803
17 September 2007	30 April 2010	Nil	42,088
10 October 2007	1 September 2008	Nil	152,328
10 October 2007	1 September 2009	Nil	160,719
10 October 2007	1 September 2010	Nil	346,711

			844,997

Restricted Stock Units:

Date granted	Expiry date	Issue price	Number under option

1 November 2005	30 June 2009	Nil	48,776
28 July 2006	1 September 2009	Nil	11,028
10 October 2007	1 September 2008	Nil	6,688
10 October 2007	1 September 2009	Nil	7,103
10 October 2007	1 September 2010	Nil	133,411

			207,006

Holders of shares pursuant to the Former LTI Plan have certain rights under their terms to participate in share issues of the Company. No holder of performance rights or restricted stock units has any right under their terms to participate in any other share issue of the Company or any other entity.
Unissued American Depositary Shares of the Company under option at the date of this report are as follows:
Restricted Common Stock:

Date granted	Expiry date	Issue price	Number under option

3 March 2008	14 March 2009	Nil	83,150
3 March 2008	14 March 2010	Nil	83,159
3 March 2008	14 March 2011	Nil	83,176

			249,485

Options:

Date granted	Expiry date	Issue price		Number under option

16 January 2004	16 January 2014	US$	8.57	61,500
16 January 2004	16 January 2014	US$	12.81	205,000
16 January 2004	16 January 2014	US$	17.08	205,000
16 April 2004	16 April 2014	US$	8.76	20,500
7 April 2006	7 April 2011	US$	15.29	123,000
2 April 2007	2 April 2012	US$	22.55	123,000

				738,000

No holder of any options has any right under their terms to participate in any other share issue of the Company or any other entity.
SHARES ISSUED ON THE EXERCISE OF OPTIONS
78,637 ordinary shares of the Company were issued on 2 July 2007 at nil consideration as a result of the vesting of restricted stock units issued to certain employees of the Company or its related bodies corporate on 1 November 2005 pursuant to their contracts with the Company or its related bodies corporate.
11,128 ordinary shares of the Company were issued on 13 September 2007 at nil consideration as a result of the vesting of performance rights issued under the Company employee incentive schemes.
14,989 ordinary shares of the Company were issued on 26 September 2007 at nil consideration as a result of the vesting of performance rights issued to RB Cunningham on 18 November 2005 pursuant to his contract with the Company.
17,542 ordinary shares of the Company were issued on 26 September 2007 at nil consideration as a result of the vesting of performance rights and restricted stock units issued under Company employee incentive schemes.
9,954 ordinary shares of the Company were issued on 12 October 2007 at nil consideration as a result of the vesting of restricted stock units issued to certain employees of the Company or its related bodies corporate on 1 November 2005 pursuant to their contracts with the Company or its related bodies corporate.
19,909 ordinary shares of the Company were issued on 29 January 2008 at nil consideration as a result of the vesting of restricted stock units issued to certain employees of the Company or its related bodies corporate on 1 November 2005 pursuant to their contracts with the Company or its related bodies corporate.
23,983 ordinary shares of the Company were issued on 25 February 2008 at nil consideration as a result of the vesting of performance rights issued to JL Sutcliffe on 6 October 2005 pursuant to his contract with the Company.

61,500 and 123,000 ordinary shares of the Company were issued on 13 May 2008 at US$15.29 and US$22.55 each respectively as a result of the exercise of options pursuant to the Sims Group Limited Transition Incentive Stock Plan.
30,750 ordinary shares of the Company were issued on 3 June 2008 at US$11.22 as a result of the exercise of options pursuant to the Sims Group Limited Transition Incentive Stock Plan.
58,730 ordinary shares of the Company were issued on 1 July 2008 at nil consideration as a result of the vesting of restricted stock units issued to certain employees of the Company or its related bodies corporate on 1 November 2005 pursuant to their contracts with the Company or its related bodies corporate.
No further shares have been issued since 1 July 2008. No amounts are unpaid on any of these shares.
NON-AUDIT SERVICES
The Company may decide to employ the auditor (PricewaterhouseCoopers) on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company and/or the consolidated entity are important.
Details of the amounts paid or payable to the auditor for audit and non-audit services provided during the financial year are set out in note 6 to the financial statements.
The board of directors has considered the position and, in accordance with advice received from the board Risk, Audit & Compliance Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor, as set out in note 6 to the financial statements, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:
•	all non-audit services have been reviewed by the Risk, Audit & Compliance Committee to ensure they do not impact the impartiality and objectivity of the auditor

•	none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.
A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out in the annual report.
ROUNDING OF AMOUNTS
The amounts in this report, where appropriate and unless otherwise stated, have been rounded off to the nearest thousand dollars in accordance with ASIC Class Order 98/100.
REMUNERATION REPORT
This Remuneration Report outlines the remuneration arrangements for Sims Group’s directors and senior executives. The information provided has been audited as required by section 308(3C) of the Corporations Act 2001.
Executive remuneration at a glance
To realise its goal of building the world’s leading recycling company, Sims Group needs to attract, motivate and retain the right people for its business. Sims Group rewards its people through performance management and reward systems which closely link employee rewards to company performance and the interests of shareholders.
The rewards Sims Group gives to its employees have a number of elements. Base salaries and benefits for staff are determined with reference to its reward principles and through relevant external benchmarking. In order to align an executive’s reward with the Company’s performance, other components — annual bonuses and long-term incentives — are linked to the Company’s strategy and business objectives and determined by the levels of performance achieved against key targets.

We have structured the remuneration report in three parts:
•	At a glance

High level messages, accompanied by a synopsis of key information, both qualitative and quantitative.

•	Remuneration explained

Our approach to remuneration, key building blocks and current year performance.

•	Remuneration in detail

Comprehensive disclosures required by regulations and various guidelines.
On the following pages we answer the following questions:
What is the role of the Remuneration Committee?
Who are the key management personnel?
What are the principles of our remuneration policy?
What are the components of reward?
How has the structure changed year on year?
What are our strategic priorities and business drivers?
How do the elements of variable reward align with Sims Group strategy?
What is the role of the Remuneration Committee?
The role of the Remuneration Committee (“Committee”) is to support and advise the Board on the implementation and maintenance of remuneration policies and frameworks. These policies and frameworks are designed to meet the commercial needs of the business, whilst being transparent and aligned with shareholders’ interests. The Committee’s activities are governed by terms of reference, available on the Sims Group website at:
www.simsmm.com/global/governance/remuneration_committee.asp
The Committee reviews and makes recommendations to the Board on:
•	executive remuneration policies

•	executives’ remuneration and incentive performance packages

•	introduction and application of equity based schemes

•	overseeing the executive directors’ annual performance appraisals

•	executive succession planning

•	executive recruitment, retention and termination policies

•	non-executive directors’ remuneration framework
The Committee members during the year were:
(i) 1 July 2007 — 13 March 2008
Mr P Mazoudier — Chairman
Mr J Feeney
Mr P Varello

(ii) 14 March 2008 — 30 June 2008
Mr P Mazoudier — Chairman
Mr J Feeney
Mr G Morris
Mr J DiLacqua
Who are the key management personnel?
The remuneration report covers the Key Management Personnel (“KMP”) and the five most highly paid executives of the Company and Group. All the five most highly paid executives fall within the definition of KMP, and as such are disclosed as KMP. Other than the directors listed, there are no other employees of the parent Company, Sims Group Limited. For the purposes of this report, the term “executives” encompasses the executive directors and the other KMP. These personnel had the authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year.

Name	Position	Employer

Non-executive directors
PK Mazoudier	Chairman	Sims Group Limited
JM Feeney	Non-executive director	Sims Group Limited
M Iwanaga	Non-executive director	Sims Group Limited
CJ Renwick	Non-executive director	Sims Group Limited
P Varello	Non-executive director	Sims Group Limited
NR Bobins*	Non-executive director	Metal Management Inc
JT DiLacqua*	Non-executive director	Metal Management Inc
R Lewon*	Non-executive director	Metal Management Inc
GE Morris*	Non-executive director	Metal Management Inc
GN Brunsdon**	Non-executive director	Sims Group Limited
R Every**	Non-executive director	Sims Group Limited
Executive directors
D Dienst*	Group Chief Executive Officer	Metal Management Inc
JL Sutcliffe	Executive director	Sims Group Limited
RB Cunningham	Executive director	Simsmetal Services Pty Limited
Other Key Management Personnel
R Larry*	Chief Financial Officer	Metal Management Inc
G Davy	Chief Executive Europe & Global SRS	Sims Group UK Holdings Limited
DR McGree	Managing Director Australia & New Zealand	Simsmetal Services Pty Limited
WT Bird	Managing Director — UK	Sims Group UK Holdings Limited
R Kelman	President Commercial & Business Development Metal Recycling, North America	Sims Group USA Holdings Corporation
A Ratner*	President Operations Metal Recycling, North America	Metal Management Northeast Inc

*	appointed 14 March 2008

**	resigned 21 November 2007

What are the principles of our remuneration policy?
The Committee recognises that Sims Group operates in a global environment and that the Company’s performance depends on the quality of its people. The Committee ensures that the Company’s executive reward approach satisfies the following key criteria for good reward governance practices:
•	market competitive reward opportunities are delivered commensurate with employee duties, responsibilities and accountabilities

•	appropriately structured to attract, motivate and retain highly skilled people

•	rewards are based on demanding financial and non-financial performance criteria with a focus on delivering long-term value creation to shareholders

•	simplicity and transparency

•	alignment with shareholders’ interests
What are the components of reward?
The executive reward framework has three components. These remuneration components, and the factors that determine them, are summarised in the table below:

Component	Delivery mechanism	Variables determining reward
Fixed Remuneration	Annual salary & benefits	Set with reference to market data for role, experience and performance

Short-term incentives (STI)	Cash	Business and market development objectives	Financial targets	People and Safety targets	Operational targets

Long-term incentives (LTI)	Equity/Cash	Relative Total Shareholder Return (“TSR”) targets Earnings Per Share (“EPS”) and/or Earnings Before Interest, Tax Depreciation and Amortisation (“EBITDA”) targets
How has the structure changed year on year?

Changes to
Component	2008 reward	2007 reward
Fixed Remuneration	• no change	• average increase % determined based on market data

Short-term incentives	• based on Profit Before Interest and Tax (“PBIT”) & Return On Controlled Capital Employed (“ROCCE”) financial targets and Personal Priorities	• based on ROCCE and Personal Priorities • no potential for increased reward for superior performance
• increased reward for superior performance

Long-term incentives	• targets based on TSR & EPS and/or EBITDA • reward structured as performance rights • three year, prospective plan • loan based LTI share scheme discontinued	• target based on EPS • rolling five year performance period • loan based share scheme for Australian participants

What are our strategic priorities and business drivers?
The key strategic priority is to grow our core metal recycling division while also developing an innovative recycling solutions business. The main business drivers aligned with this strategic priority that are within executives’ control and provide the inputs for managing and rewarding performance are:
•	business and market development

•	financial and risk management

•	operational excellence including safety

•	people management
How does the reward structure align with the strategy?
To ensure focus on shareholder value, each year the Board reviews and endorses the Sims Group strategic objectives.
From the Company’s strategic objectives, priorities are established at a regional and divisional level. Specific personal priorities are then developed for individual employees and incorporated into the annual performance appraisal process, thus ensuring alignment between goals at all Company levels and ultimately with the objective of enhancing shareholder value.
The alignment of executive remuneration outcomes with the performance of Sims Group and the individual is a key part of the Company’s business plans. Relevant performance hurdles, agreed in advance of the allocation of incentives, are a key element in the Sims performance and incentive plan.
The aggregate level of executive reward takes into account the performance of the consolidated entity over a number of years, with greater emphasis given to the current and prior year. Over the past five years, the consolidated entity’s profit from ordinary activities after income tax (“PAT”) has grown, on average, at approximately 45.9% per annum. TSR (excluding the effect, which was not considered material, of the Company’s buy back of shares in the 2004 financial year) has grown, on average, at approximately 44.3% per annum during the past five years.

Sims’ TSR result and percentile ranking relative to the comparator group identified in the Company’s Long Term Incentive Plan (peer company names appear in the LTI section) during the financial year was 44.86% and 92.8% respectively, placing the Company in third position within the comparator group.
Dividends paid to shareholders have also increased on average over the last five years. Information on the dividends determined or paid for the last five years are shown in the following graph.
Remuneration explained
As indicated in the 2007 Remuneration Report, the Company undertook a review of executive remuneration arrangements and in particular short and long-term incentives, directed by the Committee, which included consultation with external advisors and management. The changes took effect from 1 July 2007.

The framework provides a mix of fixed and variable rewards, and a blend of short and long-term incentives. The fixed annual elements of executive remuneration, which include salary, superannuation/pension and benefits, recognise the status of our executives and enables them to undertake current and future lifestyle planning. The short and long-term incentives are set to motivate and reward employees for assisting in helping make Sims Group successful on a sustainable basis.
A summary of the 2008 incentive and retention plans and key changes from the 2007 plans follow:
2008 Short-Term Incentive
•	Addition of PBIT performance measure to the existing ROCCE performance measure
•	Significant reward for above target performance
•	Widening the participation in the annual bonus scheme to include employee levels below executive management
The target STI payment is expressed as a percentage of base remuneration, and determined with reference to market. In the event of outstanding performance by the participant and the Company/division, an executive may earn up to a maximum of three times target incentive.
The STI has separate financial and non-financial performance hurdles. Executives have approximately 80% of their STI determined by financial performance and approximately 20% of their STI determined by non-financial performance.
The financial performance hurdles are the Group consolidated or divisional/regional PBIT and ROCCE and are based on the division the executive belongs to or, in the case of an executive with Group responsibilities, on the consolidated entity PBIT and ROCCE. PBIT and ROCCE performance has been assessed relative to budget. The highest rewards are given for growing both PBIT and ROCCE. Together with a continued focus on capital management via ROCCE, the addition of PBIT further reinforces the importance of growing earnings.
The specific ROCCE and PBIT targets have not been disclosed due to their commercial sensitivity.
The non-financial hurdles (“Personal Priorities”) are set in several key performance areas, including the achievement of safety targets, market growth, improved production rates, cost containment and completion of focused training and development plans.
The executive KMP, with the exception of Messrs Dienst, Larry and Ratner, participated in the Sims Group STI during the year.

2008 Long-Term Incentive
•	addition of TSR performance hurdle to the existing EPS performance hurdle. Participants in Sims Recycling Solutions (SRS) have an SRS EBITDA hurdle in lieu of the consolidated EPS hurdle
•	changed to a three year, fully prospective (forward looking) plan with annual grants of Performance Rights
•	loan based share scheme was discontinued
As outlined in the 2007 Remuneration Report, transition arrangements in moving from the former LTI structure to the new 2008 LTI were put in place for some executives including the following KMP: Messrs Sutcliffe, Cunningham, Davy, Bird and McGree. The 2008 LTI Plan equity grants for Messrs Sutcliffe and Cunningham (each the subject of three tranches) were approved by shareholders at the Company’s AGM held on 21 November 2007 (“2007 AGM”). Details can also be found in the remuneration and share-based compensation tables contained in this report.
External performance hurdle (50% of award)
Vesting for 50% of the award will be measured against relative TSR. Sims Group’s TSR must be at the 51st percentile or higher against a comparator group of companies before the Performance Rights can begin to vest. The TSR performance hurdle is based on TSR performance over the three financial years from 1 July 2007 until the end of the third financial year, 30 June 2010.
The vesting schedule for the TSR Rights is set out below:

TSR growth relative to the
comparator companies	Proportion of TSR grant vesting
Less than 51st percentile	0%
51st percentile	50%
51st percentile to 75th percentile	Pro-rata straight line
75th percentile	100%
The comparator group of companies consists of Australian industry comparators and other international comparator companies. The companies in the comparator group were selected as they are viewed as industry comparators or direct competitors to Sims Group. The comparator companies are outlined below:

Company Name
Adelaide Brighton Limited	Pacifica Group Limited
BHP Billiton Limited	Reece Australia Limited
Bluescope Steel Limited	Rio Tinto Limited
Boral Limited	Waste Management Inc
Brickworks Limited	Transpacific Industries
Capral Aluminium Limited	United Group Limited
Clough Limited	Wattyl Limited
Crane Group Limited	Wesfarmers Limited
CSR Limited	OneSteel Limited
GUD Holdings Limited	Schnitzer Steel Industries Inc
Gunns Limited	Commercial Metals Co
Hills Industries Limited	Suez
James Hardie Industries N.V.	Veolia Environnement
Leighton Holdings Limited	Nufarm Limited
The following companies have been removed from the comparator group during the financial year:

•	Smorgon Steel Group — delisted on 20 August 2007

•	CFF Recycling — merged with Derichebourg on 18 July 2007

•	Metal Management,Inc (“MMI”) — merged with Sims Group on 14 March 2008 (“Merger”)

•	Zinifex — suspended on 23 June 2008
Internal performance hurdle (50%) of award
EPS
Executives, other than those participating executives with primary responsibility in SRS, have the remaining 50% of the award vesting subject to an EPS performance hurdle. The EPS performance hurdle is determined by reference to Sims Group’s cumulative compound EPS growth for the three years ending 30 June 2008, 30 June 2009 and 30 June 2010 when assessed against a specific EPS target growth rate measured from the financial year preceding the year of the Grant Date, i.e. 30 June 2007.

Cumulative compound EPS growth	Proportion of EPS grant vesting
Less than 5%	0%
5%	50%
Between 5% and 10%	Pro-rata straight line
10%	100%
EBITDA
Participating executives with primary responsibilities within the SRS division have 50% of the award subject to an SRS EBITDA performance hurdle. The SRS EBITDA Performance hurdle is determined by reference to SRS’ cumulative compound EBITDA growth for the three years ending 30 June 2008, 30 June 2009 and 30 June 2010 when assessed against a specific EBITDA target growth rate measured from the financial year preceding the year of the Grant Date, i.e.30 June 2007.

Cumulative compound EBITDA growth	Proportion of EBITDA grant vesting
Less than 15%	0%
15%	50%
Between 15% and 25%	Pro-rata straight line
25%	100%
Due to the span of their responsibilities, the performance hurdle structure for Tranche 3 of the 2008 LTI Grant to Messrs Sutcliffe (in the 2008 LTI grant approved by the Company’s shareholders at the 2007 AGM) and Davy is as follows:
50% TSR hurdle
25% EPS hurdle
25% SRS EBITDA hurdle
Performance will first be measured over three years from the start of the financial year in which the award of Performance Rights is made. Given the cyclical nature of the industry, and if performance hurdles are not met in full, performance will be re-tested at the following points:
•	If any Performance Rights remain unvested at the end of year three, the Performance Rights will be retested over the four year performance period concluding at the end of year four.
•	If any Performance Rights remain unvested at the end of year four, the Performance Rights will be retested over the five year performance period concluding at the end of year five.
The Company believes that retesting is necessary given the volatile nature of the industry’s earnings. Any unvested rights outstanding after the final re-test will immediately lapse.

The executive KMP, with the exception of Messrs Dienst, Larry and Ratner, participated in the Sims Group 2008 LTI.
2009 STI & 2009 LTI
As a result of the Merger, the 2009 incentive programs are currently under review.
Non-executive directors’ reward
Non-executive director (“NED”) fees are in recognition of the demands and time commitment, working across global time zones, required of NEDs to fulfil their responsibilities.
NEDs receive an annual fee, paid monthly or quarterly, for their services. From April 2008, NEDs received additional fees for serving as chairman of established Board Committees outlined in the following table:

Chairman Risk, Audit & Compliance Committee	$60,000 p.a.
Chairman Safety Health Environment & Community	$30,000 p.a.
Chairman Finance & Investment Committee	$30,000 p.a.
Chairman Integration Committee	$30,000 p.a.
NEDs may participate in the Sims Group Limited Deferred Tax Director and Employee Share Plan (“Plan”). Under the Plan, a NED agrees to sacrifice a nominated percentage of the annual fees he receives from the Company to fund the acquisition of shares in the Company by the Plan trustee.
Base fees are set within the maximum amount approved by shareholders from time to time. The current NED fee pool is $2.5 million and was approved at the 2007 AGM.
NED fees are reviewed annually, by considering publicly available information in respect of the level of fees that are paid to directors of other publicly listed companies with a similar market capitalisation, and any changes to non-executive director roles and responsibilities over the year.
NEDs are not currently covered by any contract of employment and therefore have no contract duration, notice period for termination or entitlement to termination payments.
NEDs do not participate in any incentive (cash or equity-based) arrangements. Certain NEDs that were former NEDs of MMI hold options in the Company pursuant to the Sims Group Limited Transition Incentive Stock Plan.
The Company’s NED Retirement Allowance Scheme was discontinued effective 30 June 2006. The accrued amounts in respect of those three NEDs that had participated (Messrs Mazoudier, Feeney and Brunsdon) were frozen and have been indexed at 5% per annum until payment. Mr Brunsdon retired on 21 November 2007 and he received his accrued retirement allowance upon retirement.
Remuneration in detail
Service agreements
Remuneration and other terms of employment for the executive KMP with the exception of Mr Ratner are formalised in employment agreements.
D Dienst, Group Chief Executive
•	term of employment through to 30 June 2012 and may be extended thereafter on an annual basis provided that the Company may terminate Mr Dienst’s employment at any time for Cause.

•	base salary will be reviewed once global CEO responsibilities are assumed in full and based on external benchmarking at that time.

•	on 1 August 2009, Mr Dienst will be entitled to receive a cash bonus of up to US$1 million, in whole or in part, as determined by the Remuneration Committee, based on performance against specified targets set by the Sims Integration Committee.

•	prior to the Merger, the MMI Board amended certain grants of restricted stock pursuant to Mr. Dienst’s previous employment contract with MMI which caused vesting of such restricted stock upon a change of control. The new employment contract with the Company requires that Mr. Dienst pays back US$3 million (“the clawback amount”), reducing over a four year period, should he resign or terminate his agreement other than for good reason, as defined by the agreement. This amount has been included as part of Mr. Dienst’s remuneration under the heading “Options/Rights/RSUs” in the Remuneration Table below and represents the amortisation of this clawback amount on a straight line basis over the four year period to which it relates.
J Sutcliffe, Executive Director
•	no fixed term of employment. Neither Sims nor Mr Sutcliffe may exercise any right to terminate Mr Sutcliffe’s employment prior to 31 October 2009, provided that the Company may terminate Mr Sutcliffe’s employment for Cause at any time, without payment. After that date, either Sims or Mr Sutcliffe may terminate the employment by provision of 12 months’ notice, or at any time for Cause. If Mr Sutcliffe’s position becomes redundant then Sims will make a payment to Mr Sutcliffe of an amount equal to 12 months base remuneration package in lieu of notice. Mr Sutcliffe will qualify for vesting of all tranches under the Sims LTI Plan if and when the performance hurdles are met.

•	base remuneration will be subject to an increase on 1 Jul 2008 at a level equal to the Sims Group average Group increase applicable to all Sims staff employees.

•	on 1 August 2009, Mr Sutcliffe will be entitled to receive a cash bonus of up to US$1 million, in whole or in part as determined by the Remuneration Committee, based on performance against specified targets set by the Sims Integration Committee.

•	Mr Sutcliffe had received an interest free limited recourse loan, to enable him to participate in the 2006 and 2007 LTI plans. In order to comply with the requirements of US laws, Mr Sutcliffe has repaid his loan in full. To compensate him for the interest incurred in taking out a commercial loan, Mr Sutcliffe received an increase in remuneration. The increase in remuneration is not taken into account for the purposes of calculating salary increases, benefits, leave, incentive programs or termination payments if they were to occur. The increase in salary will cease on the earlier of Mr Sutcliffe’s sale of the relevant shares, expiry of the loan condition in the LTI plan or the cessation of his employment.
R Larry, Chief Financial Officer
•	term of employment through to 30 June 2012.

•	base salary will be subject to amendment in accordance with Mr Larry’s employment contract.

•	if Sims terminates Mr. Larry’s employment within 12 months of the closing date of the Merger, he will receive an amount equal to two times his base salary, provided that the Company may terminate Mr Larry’s employment for Cause without payment at any time during his employment with the Company.
R Cunningham, Executive Director
•	agreement will be terminated by way of redundancy on the date of the 2008 Sims Group AGM.

•	remuneration is reviewed annually by the Remuneration Committee.

•	Mr Cunningham is entitled to a payment equivalent to six months total annual remuneration if he remains in the employ of Sims Group six months after a takeover of the Company (or if he is terminated within six months of such a takeover). In accordance to the Sims Group Redundancy Policy, he is entitled to the payment of a benefit equal to 18 months remuneration. In the case of Mr Cunningham’s resignation from the employ of the employer, three months prior notice thereof must be provided to the employer company.
G Davy, Chief Executive Europe & Global Sims Recycling Solutions
•	term of agreement of two years commencing 1 October 2006. Neither the Company nor Mr Davy may terminate the Agreement during the Term provided that the Company may terminate Mr Davy’s employment at any time for Cause without payment. The Company must provide 12 months prior written notice or payment in lieu of notice to terminate the Agreement, served on or at anytime after the expiry of the Term. After the completion of the Term, Mr Davy is required to provide three months prior written notice to terminate the Agreement.

•	remuneration is reviewed annually by the Remuneration Committee.

•	in recognition of Mr Davy’s contribution to the growth of the Company and the Company’s desire to retain his services, a grant of rights to Sims shares was provided to Mr Davy in on 1 July 2007, which will vest in full on 30 April, 2010, if he remains in the employ of the Company. The rights will immediately vest in full in the event of a change of control in the Company, under which a party acquires more than 50% of the issued share capital of the Company. Mr Davy is entitled to a payment equivalent to six months total annual remuneration if he remains in the employ of the employer 6 months after a takeover of the Company (or if he is terminated within six months of such a takeover). In the event of redundancy, Mr Davy is entitled to the greater of 12 months notice or payment in lieu or a benefit calculated by reference to the Sims Group Redundancy Policy up to a maximum of 18 months remuneration depending upon years of service.
WT Bird, Managing Director United Kingdom
•	term of agreement of two years commencing 1 October 2006. Neither the Company nor Mr Bird may terminate the Agreement during the Term provided that the Company may terminate Mr Bird’s employment at any time for Cause. The Company must provide 12 months prior written notice or payment in lieu of notice to terminate the Agreement, served on or at anytime after the expiry of the Term. After the completion of the Term, Mr Bird is required to provide three months prior written notice to terminate the Agreement.

•	remuneration is reviewed annually by the Remuneration Committee.

•	to reflect the Company’s desire to retain his services, a grant of rights to Sims shares was provided to Mr Bird on 17 September 2007, which will vest in full on 30 April, 2010, if he remains in the employ of the Company. The rights will immediately vest in full in the event of a change of control in the Company, under which a party acquires more than 50% of the issued share capital of the Company. Mr Bird is also entitled to a payment equivalent to six months total annual remuneration if he remains in the employ of the employer six months after a takeover of the Company (or if he is terminated within 6 months of such a takeover). In the event of redundancy, Mr Bird is entitled to the greater of 12 months notice or payment in lieu or a benefit calculated by reference to the Sims Group Redundancy Policy up to a maximum of 18 months remuneration depending upon years of service.
D McGree, Managing Director Australia and New Zealand
•	term of agreement of two years commencing 1 October 2006. Neither the Company nor Mr McGree may terminate the Agreement during the Term provided that the Company may terminate Mr McGree’s employment at any time for Cause. The Company must provide 12 months prior written notice or payment in lieu of notice to terminate the Agreement, served on or at anytime after the expiry of the Term. After the completion of the Term, Mr McGree is required to provide three months prior written notice to terminate the Agreement.

•	remuneration is reviewed annually by the Remuneration Committee.

•	in recognition of Mr McGree’s contribution to the growth of the Company and the Company’s desire to retain his services, a grant of rights to Sims shares was provided to Mr McGree on 17 September 2007, which will vest on 30 April, 2010, if he remains in the employ of the Company. The rights will immediately vest in full in the event of a change of control in the Company, under which a party acquires more than 50% of the issued share capital of the Company. Mr McGree is also entitled to a payment equivalent to six months total annual remuneration if he remains in the employ of the employer 6 months after a takeover of the Company (or if he is terminated within six months of such a takeover). In the event of redundancy, Mr McGree is entitled to the greater of 12 months notice or payment in lieu or a benefit calculated by reference to the Sims Group Redundancy Policy up to a maximum of 18 months remuneration depending upon years of service.
R Kelman, President Commercial & Business Development Metal Recycling North America
•	term of agreement commencing 1 November 2005 and ending 30 June 2010 and will automatically renew for consecutive one year periods. Either party must provide at least three months written notice to the other of his or its intention to terminate the Agreement on the next Expiration Date.

•	remuneration is reviewed annually by the Remuneration Committee.

•	If terminated by the Company other than Cause, Mr Kelman will receive an amount equal to the greater of his base salary for the period equal to the remainder of the Term or 12 months.
A Ratner, President Operations Metal Recycling North America
•	Mr Ratner does not have a service agreement. No notice of termination is required to be given by either party.
Conclusion
The Sims Group remuneration and reward strategy is designed to align rewards with shareholder interests while appropriately recognising the importance of the contributions of our people to the Company’s success. Senior executive reward is aligned to the achievement of strategic objectives and the creation of shareholder value.

Remuneration of Directors and Key Management Personnel — 30 June 2008
Sims Group Limited
Remuneration of Directors and key management personnel
30 JUNE 2008

		Short-term employee benefits					Long-term benefits		Post employment			Share-based payments		Total
					Accruals
			Non-	Other short-			Long		Pension /				Options/Rights
		Cash Salary	monetary	term		Annual	Service		Superannua	Termination	Retirement		/ Restricted
		& Fees	benefits	benefits	STI Bonus	Leave	Leave	LTI Bonus	tion	Benefits	Benefits	LTI Shares	Stock Units	Total
		$	$	$	$	$	$	$	$		$	$	$	$

Directors
PK Mazoudier	Chairman (non-executive)	361,284	—	—	—	—	—	—	32,516	—	43,463	—	—	437,263
JM Feeney	Director (non-executive)	156,523	—	—	—	—	—	—	14,087	—	20,091	—	—	190,701
M Iwanaga	Director (non-executive)	170,610	—	—	—	—	—	—	—	—	—	—	—	170,610
C Renwick	Director (non-executive)	164,951	—	—	—	—	—	—	14,846	—	—	—	—	179,797
P Varello	Director (non-executive)	170,610	—	—	—	—	—	—	—	—	—	—	—	170,610
JL Sutcliffe	Executive Director	1,280,943	1,000	51,336	3,317,027	54,966	38,043	—	192,291	—	—	3,081,275	358,180	8,375,060
RB Cunningham	Executive Director	621,553	1,000	—	1,316,700	38,747	28,481	—	108,947	—	—	917,336	216,000	3,248,764
D Dienst*	Group Chief Executive	306,711	34,434	3,874	—	(20,785)	—	—	—	—	—	—	—	324,235
NR Bobins*	Director (non-executive)	51,435	—	—	—	—	—	—	—	—	—	—	—	51,435
JT Dilacqua*	Director (non-executive)	43,744	—	—	—	—	—	—	—	—	—	—	—	43,744
R Lewon*	Director (non-executive)	43,744	—	—	—	—	—	—	—	—	—	—	—	43,744
GE Morris*	Director (non-executive)	59,127	—	—	—	—	—	—	—	—	—	—	—	59,127
GN Brunsdon**	Director (non-executive)	65,218	—	—	—	—	—	—	5,870	—	6,341	—	—	77,429
B Every**	Director (non-executive)	65,218	—	—	—	—	—	—	5,870	—	—	—	—	71,088

Total Remuneration — Directors		3,561,670	36,434	55,210	4,633,727	72,929	66,524	—	374,425	—	69,895	3,998,611	574,180	13,443,605

Key Management Personnel
R Larry*	Chief Financial Officer	193,713	—	3,874	—	15,162	—	—	—	—	—	—	—	212,749
G Davy	Chief Executive Europe & Global SRS	558,597	42,601	—	1,271,739	—	—	—	52,167	—	—	680,743	351,200	2,957,047
DR McGree	Managing Director Australia & New Zealand	509,650	1,000	—	843,000	25,528	26,250	—	89,350	—	—	627,046	148,884	2,270,709
WT Bird	Managing Director — Metals Recycling — UK	439,136	42,601	—	795,918	—	—	169,373	52,167	—	—	412,242	198,493	2,109,930
R Kelman	President Commercial & Business Development Metal Recycling North America	664,158	17,000	10,649	1,295,107	20,435	—	—	19,344	—	—	180,635	137,843	2,345,170
A Ratner*	President Operations Metal Recycling North America	122,684	—	—	—	6,067	—	—	—	—	—	—	127,871	256,622

Total Remuneration — Key Management Personnel		2,487,938	103,202	14,523	4,205,765	67,192	26,250	169,373	213,027	—	—	1,900,666	964,291	10,152,227

*	appointed 14 March 2008

**	resigned 21 November 2007

Remuneration of Directors and Key Management Personnel — 30 June 2007
Sims Group Limited
Remuneration of Directors and key management personnel
30 JUNE 2007

		Short-term employee benefits					Long-term benefits		Post employment			Share-based payments
					Accruals
			Non-	Other short-			Long		Pension /				Options/Rights
		Cash Salary	monetary	term		Annual	Service		Superannua	Termination	Retirement		/ Restricted
		& Fees	benefits	benefits	STI Bonus	Leave	Leave	LTI Bonus	tion	Benefits	Benefits	LTI Shares	Stock Units	Total
		$	$	$	$	$	$	$	$		$	$	$	$

Directors
PK Mazoudier	Chairman (non-executive)	328,440	—	—	—	—	—	—	29,560	—	41,393	—	—	399,393
RL Every	Director (non-executive)	142,293	—	—	—	—	—	—	12,806	—	—	—	—	155,099
PJ Varello	Director (non-executive)	155,100	—	—	—	—	—	—	—	—	—	—	—	155,100
GN Brunsdon	Director (non-executive)	142,293	—	—	—	—	—	—	12,806	—	15,308	—	—	170,407
CJ Renwick**	Director (non-executive)	7,662	—	—	—	—	—	—	690	—	—	—	—	8,352
JM Feeney	Director (non-executive)	142,293	—	—	—	—	—	—	12,806	—	19,134	—	—	174,233
M Iwanaga ***	Director (non-executive)	8,352	—	—	—	—	—	—	—	—	—	—	—	8,352
JL Sutcliffe	Director & Group Chief Executive	1,225,739	1,000	—	959,310	23,829	35,448	458,494	184,011	—	—	246,881	305,365	3,440,077
RB Cunningham	Executive Director Group Finance & Strategy	594,745	1,000	—	661,600	90,037	54,754	280,000	104,255	—	—	70,000	228,102	2,084,493
J Neu *	Executive Director	479,412	11,616	—	—	—	—	—	—	—	—	—	—	491,028

Total Remuneration — Directors		3,226,329	13,616	—	1,620,910	113,866	90,202	738,494	356,934	—	75,835	316,881	533,467	7,086,534

Key Management Personnel
DR McGree	Managing Director Australia & New Zealand	467,085	1,000	—	254,650	(9,238)	27,006	110,000	81,915	—	—	55,000		987,418
WT Bird	Managing Director — Metals Recycling — UK	422,298	36,495	10,568	257,137	—	—	104,426	55,417	—	—	—	52,219	938,560
G Davy^^	Managing Director — Sims Global Recycling Solutions	462,772	36,495	81,224	344,802	—	—	112,480	55,417	—	—	—	56,246	1,149,436
R Kelman##	President & COO Metal Recycling North America	586,357	16,871	12,163	491,556	16,230	—	—	25,102	—	—	—	171,077	1,319,356
CR Jansen#	former Chief Executive Sims Hugo Neu	284,486		39,512	—	—	—	—	40,151	1,456,170	—	—		1,820,319

Total Remuneration — Key Management Personnel		2,222,998	90,861	143,467	1,348,145	6,992	27,006	326,906	258,002	1,456,170	—	55,000	279,542	6,215,089

*	J Neu resigned as executive director 6.06.07 and resigned as an employee 1.07.07

**	CJ Renwick appointed 12.06.07

***	M Iwanaga appointed 12.06.07

##	Appointed to the role of President and COO Simsmetal North America on 16.02.07

^^	G Davy received LAFHA for time in the US shown in ‘other short term benefits’

#	CR Jansen exited on 31 December 2006. Termination payment consists of redundancy payment, unused annual leave and unused long service leave. Whilst located in the US, Mr Jansen received a living away from home allowance shown in ‘Other short term benefits’

Share-based compensation
The terms and conditions of each grant of options, shares, rights, or RSUs affecting remuneration in the previous, this or future reporting periods are as follows:
Former LTI Share Plan

			Value per
		Exercise	share at	Date
Grant date	Expiry date	price	grant date ($)	exercisable
22 July 2005	22 July 2010	Nil	5.56	30 June 2006
22 July 2005	22 July 2010	Nil	6.04	30 June 2008
28 July 2006	28 July 2011	Nil	6.78	30 June 2007
28 July 2006	28 July 2011	Nil	7.66	30 June 2009

	Number of LTI shares		Number of LTI shares
	granted during the year		vested during the year
	2008	2007	2008	2007
Name
J Sutcliffe	Nil	36,738	36,738	90,517
R Cunningham	Nil	10,417	10,417	11,879
D McGree	Nil	8,185	8,185	9,427
Performance Rights/Restricted Stock Units

			Value per
		Exercise	right at
Grant date	Expiry date	price	grant date ($)	Date exercisable
6 October 2005	31 October 2010	Nil	14.18	31 October 2006
6 October 2005	31 October 2010	Nil	14.18	31 October 2007
6 October 2005	31 October 2010	Nil	14.18	31 October 2008
6 October 2005	31 October 2010	Nil	14.18	31 October 2009
6 October 2005	31 October 2010	Nil	14.18	31 October 2010
1 November 2005	30 June 2009	Nil	16.68	30 June 2007
18 November 2005	30 June 2008	Nil	14.81	30 June 2007
18 November 2005	30 June 2008	Nil	14.81	30 June 2008
28 July 2006	30 June 2007	Nil	18.73	30 June 2007
28 July 2006	30 June 2009	Nil	18.73	30 June 2009
1 July 2007	30 April 2010	Nil	22.32	30 April 2010
17 September 2007	30 April 2010	Nil	23.76	30 April 2010
25 September 2007	30 June 2012	Nil	25.16	31 August 2008
25 September 2007	30 June 2012	Nil	23.69	31 August 2009
25 September 2007	30 June 2012	Nil	16.67	31 August 2010
25 September 2007	30 June 2012	Nil	12.39	31 August 2010

	Number of Rights/Restricted Stock		Number of Rights/Restricted Stock
	Units granted during the year		Units vested during the year
	2008	2007	2008	2007
Directors
J Sutcliffe	224,534	Nil	23,983	23,983
R Cunningham	66,847	Nil	14,989

Key Management Personnel
G Davy	94,246	3,003	3,003	Nil
T Bird	54,785	2,788	2,788	Nil
D McGree	66,737	Nil	Nil	Nil
B Kelman	24,644	Nil	29,862	14,931
Rights and Restricted Stock Units carry no dividend or voting rights.

Analysis of long-term, retention incentive and option entitlements for the year

					Fin year in					Fin. year in
					which LTI			Options/Rights		which options/
	Cash		LTI Rights/RSUs		right/RSU	Value yet to vest		/RSUs		rights / RSUs	Value yet to vest
Name	% Payable	% Forfeited	% Vested	% Forfeited	grant vests	Min (1) $	Max (2) $	% Vested	% Forfeited	grant vests	Min (1) $	Max (3) $
Directors
D Dienst	—	—	—	—	—	—	—	—	—	—	—	—
J Sutcliffe	100	—	nil	—	2009	nil	773,807	20	nil	2009	nil	329,953
					2010		1,520,343			2010		308,692
										2011		19,832
R Cunningham	100	—	nil	—	2009	nil	230,376	50	nil	2009	nil	—
					2010		452,629
Key Management Personnel
R Larry	—	—	—	—	—	—	—	—	—	—	—	—
D McGree	100	—	nil	—	2009	nil	157,472			2010	nil	272,953
					2010		309,391
WT Bird	100	—	nil	—	2009	nil	145,355			2010	nil	272,953
					2010		291,125
G Davy	100	—	nil	—	2009	nil	169,782			2010	nil	545,902
					2010		333,594
R Kelman	100	—	nil	—	2010	nil	361,271			2009	nil	46,266
A Ratner	—	—	—	—	—	—	—			2009	nil	169,378
										2010	nil	204,273
										2011	nil	215,899

(1)	The minimum value of Options, Performance Rights and RSUs yet to vest is $nil as the performance criteria may not be met and consequently the Share, Right or RSU may not vest.

(2)	The maximum value of the LTI Rights/RSUs that are yet to vest is not determinable as it depends on the market price of shares of the Company on the Australian Securities Exchange at the date the right/RSU is exercised. The maximum values presented above represent the weighted fair value of rights/RSUs granted at grant date. Fair value has been determined with reference to a dividend yield of 5.5%p.a., expected vesting dates and an assessment of the probability of achievement of continuous service and non-market performance criteria. Refer Note 27 notes to financial statements.

(3)	The maximum value of Options, Performance Rights and RSUs yet to vest is not determinable as it depends on the market price of shares of the Company on the Australian Securities Exchange or in the case of Mr Ratner’s options, the New York Stock Exchange at the date the Option, Right or RSU is exercised. The maximum values presented above represent the weighted fair value of Performance Rights or RSUs granted at grant date and yet to be expensed. Fair value has been determined with reference to expected vesting dates and an assessment of the probability of achievement of continuous service and non-market performance criteria.

For and on behalf of the board:

/s/ P K Mazoudier	/s/ D Dienst

P K Mazoudier Chairman	D Dienst Group Chief Executive Officer

Sydney 29 August 2008

SIMS GROUP LIMITED
ABN 69 114 838 630
FINANCIAL STATEMENTS
30 JUNE 2008

Sims Group Limited
Income Statements
For the year ended 30 June 2008

		Consolidated			Parent entity
		2008	2007	2006	2008	2007
	Notes	$’000	$’000	$’000	$’000	$’000

Revenue from continuing operations	3	7,670,536	5,550,897	3,754,509	171,678	158,006

Other income	4	51,448	8,978	2,105	—	—
Raw materials and changes in inventories of finished goods		(5,324,584)	(3,847,254)	(2,471,870)	—	—
Freight expense		(778,668)	(540,178)	(373,153)	—	—
Employee benefits expense		(404,873)	(296,421)	(238,386)	(2,777)	(2,369)
Depreciation and amortisation expense	5	(94,557)	(75,177)	(57,530)	—	—
Repairs and maintenance expense		(126,192)	(117,993)	(92,415)	—	—
Other expenses from ordinary activities		(371,479)	(303,312)	(238,200)	—	—
Finance costs	5	(34,374)	(30,405)	(18,360)	—	—
Share of pre-tax profit of investments accounted for using the equity method	30	64,573	7,030	4,164	—	—

Profit before income tax		651,830	356,165	270,864	168,901	155,637

Income tax (expense) / benefit	7	(218,668)	(116,813)	(84,495)	391	287

Profit attributable to members of Sims Group Limited		433,162	239,352	186,369	169,292	155,924

		Cents	Cents	Cents
Basic earnings per share	34	306.0	191.6	165.1
Diluted earnings per share	34	303.0	190.5	164.6
The above income statements should be read in conjunction with the accompanying notes.

Sims Group Limited
Balance Sheets
As at 30 June 2008

			Consolidated		Parent entity
			2008	2007	2008	2007
	Notes		$’000	$’000	$’000	$’000

ASSETS
Current assets
Cash and cash equivalents	35		133,487	38,560	—	—
Trade and other receivables	8		866,101	365,173	41,147	20,679
Inventories	9		1,010,921	374,289	—	—
Derivative financial instruments	2	(e)	3,948	14,798	—	—

Total current assets			2,014,457	792,820	41,147	20,679

Non-current assets
Receivables	8		2,963	—	—	—
Investments accounted for using the equity method	10		335,826	25,945	—	—
Other financial assets	11		—	—	4,026,736	2,506,652
Property, plant and equipment	12		950,210	681,846	—	—
Retirement benefit surplus	19		—	7,454	—	—
Deferred tax assets	13		111,360	64,599	—	—
Intangible assets	14		1,402,156	626,414	—	—

Total non-current assets			2,802,515	1,406,258	4,026,736	2,506,652

Total assets			4,816,972	2,199,078	4,067,883	2,527,331

LIABILITIES
Current liabilities
Trade and other payables	15		964,034	379,911	343,483	362,685
Derivative financial instruments	2	(e)	2,463	492	—	—
Current tax liabilities	17		131,429	41,374	40,756	20,316
Provisions	18		28,064	17,809	—	—

Total current liabilities			1,125,990	439,586	384,239	383,001

Non-current liabilities
Payables	15		2,270	—	—	—
Borrowings	16		496,633	341,326	—	—
Deferred tax liabilities	17		190,434	119,617	—	—
Provisions	18		34,729	19,119	—	—
Retirement benefit obligations	19		4,828	—	—	—

Total non-current liabilities			728,894	480,062	—	—

Total liabilities			1,854,884	919,648	384,239	383,001

Net assets			2,962,088	1,279,430	3,683,644	2,144,330

EQUITY
Contributed equity	20		2,325,924	811,976	3,646,580	2,132,632
Reserves	22		(39,014)	46,720	36,141	5,355
Retained profits	22		675,178	420,734	923	6,343

Total equity			2,962,088	1,279,430	3,683,644	2,144,330

The above balance sheets should be read in conjunction with the accompanying notes.

Sims Group Limited
Statements of Recognised Income and Expense
For the year ended 30 June 2008

				Consolidated		Parent entity
			2008	2007	2006	2008	2007
	Notes		$’000	$’000	$’000	$’000	$’000

Defined benefit plan actuarial (loss)/gain (net of tax)	19	(f)	(7,827)	5,211	3,869	—	—

Gain on revaluation of land and buildings (net of tax)	22		34,145	40,040	25,544	—	—

Changes in fair value of cash flow hedges (net of tax)	22		(9,656)	9,121	383	—	—

Exchange differences on translation of foreign operations	22		(137,188)	(82,169)	17,853	—	—

Net (expense)/income recognised directly in equity			(120,526)	(27,797)	47,649	—	—

Profit for the year			433,162	239,352	186,369	169,292	155,924

Total recognised income for the year			312,636	211,555	234,018	169,292	155,924

Effect of correction of error

Total equity at the beginning of the financial year			1,324,652	1,196,785	517,001

Recognition of deferred tax on US subsidiaries land revaluations	17		(20,723)	(1,921)	—
Recognition of intangible asset amortisation *	14		(24,499)	(11,666)	—

Restated total equity at the beginning of the financial year			1,279,430	1,183,198	517,001

Profit as reported in the 2007 financial report			—	254,375	196,646

Recognition of deferred tax on US subsidiaries land revaluations	17		—	—	—
Recognition of intangible asset amortisation *	14		—	(15,023)	(10,277)

Restated profit			—	239,352	186,369

Effect of correction on earnings per share
The above correction to 2007 and 2006 profits reduced earnings per share by 12.0 cents and 9.1 cents to 191.6 cents and 165.1 cents respectively, and reduced diluted earnings per share by 12.0 cents and 9.1 cents to 190.5 cents and 164.6 cents respectively.

*	This item is consistent with that previously reported by the Group in its 31 December 2007 Half Year Report.
The above statements of recognised income and expense should be read in conjunction with the accompanying notes.

Sims Group Limited
Cash Flow Statements
for the year ended 30 June 2008

				Consolidated		Parent entity
			2008	2007	2006	2008	2007
	Notes		$’000	$’000	$’000	$’000	$’000

Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)			7,361,526	5,683,089	3,732,075	—	—
Payments to suppliers and employees (inclusive of goods and services tax)			(7,009,047)	(5,205,939)	(3,412,100)	—	—

			352,479	477,150	319,975	—	—
Interest received			2,876	2,364	2,047	—	—
Interest paid			(34,374)	(30,405)	(18,360)	—	—
Dividends received from associates and jointly controlled entities			5,153	—	—	156,589	120,026
Income taxes paid			(144,477)	(135,612)	(95,091)	40,056	30,567
Net loans to subsidiaries			—	—	—	(40,056)	(30,567)

Net cash inflow from operating activities	35		181,657	313,497	208,571	156,589	120,026

Cash flows from investing activities
Payments for property, plant and equipment	12		(129,691)	(90,503)	(76,481)	—	—
Proceeds from sale of property, plant and equipment			2,022	8,203	2,021	—	—
Payments for subsidiaries and businesses, net of cash acquired	29		(58,517)	(158,914)	(28,515)	—	—
Return of capital from jointly controlled entities	30	(b)	48,496	—	—	—	—

Net cash outflow from investing activities			(137,690)	(241,214)	(102,975)	—	—

Cash flows from financing activities
Proceeds from borrowings			936,670	940,339	337,801	—	—
Repayment of borrowings			(733,458)	(871,690)	(363,988)	—	—
Proceeds from issue of shares	20		5,735	1,872	1,309	—	—
Dividends paid	23		(156,589)	(120,026)	(113,292)	(156,589)	(120,026)

Net cash inflow/(outflow) from financing activities			52,358	(49,505)	(138,170)	(156,589)	(120,026)

Net increase/(decrease) in cash held			96,325	22,778	(32,574)	—	—

Cash and cash equivalents at the beginning of the financial year			38,560	15,800	46,008	—	—
Effects of exchange rate changes on cash and cash equivalents			(1,398)	(18)	2,366	—	—

Cash and cash equivalents at the end of the financial year	35		133,487	38,560	15,800	—	—

Financing arrangements	2

Non-cash financing and investing activities	36
The above cash flow statements should be read in conjunction with the accompanying notes.

Sims Group Limited
Contents of the notes to the financial statements

1	Summary of significant accounting policies
2	Financial and capital risk management
3	Revenue
4	Other income
5	Expenses
6	Remuneration of auditors
7	Income tax
8	Trade and other receivables
9	Inventory
10	Investments accounted for using the equity method
11	Other financial assets
12	Property, plant and equipment
13	Deferred tax assets
14	Intangibles
15	Trade and other payables
16	Borrowings
17	Tax liabilities
18	Provisions
19	Retirement benefit obligations
20	Contributed equity
21	Statements of changes in equity
22	Reserves and retained profits
23	Dividends
24	Contingent liabilities
25	Capital expenditure commitments
26	Lease commitments
27	Share ownership plans
28	Key management personnel disclosures
29	Subsidiaries
30	Investments in associates and jointly controlled entities
31	Interests in joint ventures
32	Related party transactions
33	Segment reporting
34	Earnings per share
35	Cash flow information
36	Non-cash investing and financing activities

Sims Group Limited
Notes to the financial statements
30 June 2008
1 Summary of significant accounting policies
The principal accounting policies adopted in the preparation of the financial report are set out below. Except as referred to in note 1(a) the accounting policies adopted are consistent with those of the previous financial year. The financial report includes separate financial statements for Sims Group Limited as an individual entity and the consolidated entity consisting of Sims Group Limited and its subsidiaries.
(a) Basis of preparation
This general purpose financial report has been prepared in accordance with Australian Accounting Standards (AASB), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group (UIG) Interpretations and the Corporations Act 2001.
Compliance with IFRS
The financial report also complies with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
Sims Group Limited was incorporated on 20 June 2005 and is the parent company. The 2006 financial year of the parent company in these financial statements covers the period from 20 June 2005 to 30 June 2006.
Under the terms of a scheme of arrangement entered into between Sims Group Limited and Sims Group Australia Holdings Limited (formerly known as Sims Group Limited) on 31 October 2005, the shareholders in Sims Group Australia Holdings Limited exchanged their shares in that entity for the shares in Sims Group Limited. Under the terms of AASB 3 Business Combinations, Sims Group Australia Holdings Limited was deemed to be the acquirer in this business combination. This transaction has therefore been accounted for as a reverse acquisition under AASB 3. Accordingly the consolidated financial statements of Sims Group Limited have been prepared as a continuation of the consolidated financial statements of Sims Group Australia Holdings Limited. Sims Group Australia Holdings Limited, as the deemed acquirer, has applied purchase accounting for its acquisition of Sims Group Limited as at 31 October 2005.
Early adoption of standards
AASB 8 Operating Segments was early adopted by the Group in 2008. AASB 8 replaces AASB 114, Segment Reporting and aligns segment reporting with the requirements of the US standard SFAS 131 Disclosures about Segments of an Enterprise and Related Information. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. This has resulted in segments being reported in a manner that is more consistent with the internal reporting provided to the chief operating decision maker (“CODM”). Comparatives for 2006 and 2007 have been restated. This change in reporting has not resulted in any impairment in goodwill allocated to segments.
Historical cost convention
These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss and certain classes of property, plant and equipment.
Critical Accounting Estimates
The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 1(ae).
(b) Principles of consolidation
(i) Subsidiaries
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Sims Group Limited (“company” or “parent entity”) as at 30 June 2008 and the results of all subsidiaries for the year then ended. Sims Group Limited and its subsidiaries together are referred to in this financial report as the “Group” or the “consolidated entity”.
Subsidiaries are all those entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.
Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.
The purchase method of accounting is used to account for the acquisition of businesses by the Group (refer to note 1(i)).
Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
Investments in subsidiaries are accounted for at cost in the separate financial statements of relevant Group entities.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
1 Summary of significant accounting policies (continued)
(b) Principles of consolidation — continued
(ii) Associates
Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the parent entity financial statements using the cost method and in the consolidated financial statements using the equity method of accounting, after initially being recognised at cost. The Group’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition ( refer note 30).
The Group’s share of its associates’ post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends received from associates reduce the carrying amount of the investment.
When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.
Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed as appropriate to ensure consistency with the policies adopted by the Group.
(iii) Joint ventures
Joint venture operations
The Group applies the proportionate consolidation method to these operations. Hence, the Group’s proportionate interests in the assets, liabilities, income and expenses of unincorporated joint venture operations have been included in the consolidated financial statements under the appropriate headings. Details of the joint venture operations are set out in note 31.
Jointly controlled entities
The Group’s interest in jointly controlled entities are accounted for in the consolidated financial statements using the equity method. Under the equity method, the share of the profits or losses of the jointly controlled entities are recognised in the income statement, and the share of movements in reserves is recognised in reserves in the balance sheet. Details relating to jointly controlled entities are set out in note 30.
Profits or losses on transactions establishing the joint ventures and transactions with the joint ventures are eliminated to the extent of the Group’s ownership interest until such time as they are realised by the joint venture on consumption or sale, unless they relate to an unrealised loss that provides evidence of the impairment of an asset transferred.
(c) Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker has been identified as the Group Chief Executive Officer. Refer to note 33.
(d) Foreign currency translation
(i) Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars ($), which is Sims Group Limited’s functional and presentation currency.
(ii) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.
Translation differences on financial assets and liabilities carried at fair value are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities are included in the fair value reserve in equity.
(iii) Group companies
The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised as a separate component of equity.
On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on sale where applicable.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
1 Summary of significant accounting policies (continued)
(d) Foreign currency translation — continued
(iii) Group companies — continued
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.
(e) Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and rebates.
The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved.
Revenue is recognised for the major business activities as follows:
(i) Sales of goods
Sales of goods represents revenue earned from the sale of the consolidated entity’s products. Sales revenue is recognised when the goods have been dispatched to a customer pursuant to a sales order, when associated risks have passed to the carrier or customer and when the amount of revenue can be reliably measured.
(ii) Service revenue
Service revenue principally represents revenue earned from the collection of end-of-life post consumer products for the purpose of product recycling. Service revenue is recognised when the services have been provided. Service revenue received in advance of the service being rendered is deferred.
(iii) Interest income
Interest income is recognised on a time proportion basis using the effective interest method.
(iv) Dividend income
Dividends are recognised as revenue when the right to receive payment is established.
(f) Government grants
Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.
Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.
Government grants relating to the purchase of property, plant and equipment are included in current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.
(g) Income tax
The income tax expense or benefit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.
Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.
Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in subsidiaries where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities provided when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.
Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
1 Summary of significant accounting policies (continued)
(g) Income tax (continued)
Tax consolidation legislation
Sims Group Limited and its wholly owned Australian subsidiaries have implemented the tax consolidation legislation.
The head entity, Sims Group Limited, and the subsidiaries in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.
In addition to its own current and deferred tax amounts, Sims Group Limited also recognises the current tax liabilities (or assets) arising from subsidiaries in the tax consolidated group.
Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group. Details about the tax funding agreement are disclosed in note 7.
Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.
(h) Leases
Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases (note 26). Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.
Lease income from operating leases where the Group is a lessor is recognised in income on a straight-line basis over the lease term.
(i) Business combinations
The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill (refer to note 1(s)). If the cost of acquisition is less than the Group’s share of the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.
Where settlement of any part of cash consideration is contingent on future events or performance of the underlying business, the amounts expected to be payable in the future are estimated and discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.
(j) Impairment of assets
Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.
(k) Cash and cash equivalents
For cash flow statement presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, net of bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
1 Summary of significant accounting policies (continued)
(l) Trade receivables
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for impairment. Trade receivables are generally due for settlement no more than 90 days from the date of recognition.
Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, the probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 90 days overdue) are considered indicators that the trade receivable is impaired. The amount of the provision is recognised in the income statement in other expenses. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial.
The amount of the impairment loss is recognised in the income statement within other expenses. When a trade receivable for which an impairment allowance had been recognised becomes uncollectible in a subsequent period, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against other expenses in the income statement.
(m) Inventories
Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to inventory on the basis of first-in first-out or weighted average costs depending on the nature of the inventory. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.
(n) Maintenance and repairs
Plant of the consolidated entity is required to be overhauled on a regular basis. Overhauls are managed as part of an ongoing major plant cyclical maintenance program. The costs of this maintenance are charged as expenses as incurred, except where they relate to the replacement of a component of an asset, in which case the costs are capitalised and depreciated in accordance with note 1(r). Other routine operating maintenance, repair and minor renewal costs are also charged as expenses as incurred.
(o) Investments and other financial assets
Classification
The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition.
(i) Financial assets at fair value through profit or loss
This category has two sub-categories: financial assets held for trading and derivatives designated at fair value through profit or loss on initial recognition. A financial asset is classified as held for trading if acquired principally for the purpose of selling in the short term or if so designated by management. The policy of management is to designate a financial asset as held for trading if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair value. Derivatives are designated at fair value through profit and loss unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.
(ii) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.
Recognition and derecognition
Regular purchases and sales of financial assets are recognised on trade-date being the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit and loss are initially recognised at fair value and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.
Fair value
The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
1 Summary of significant accounting policies (continued)
(p) Derivatives and hedging activities
The Group is a party to derivative financial instruments in the normal course of business in order to hedge its exposure to currency fluctuations in foreign exchange rates and commodity prices in accordance with the Group’s financial risk management policies (refer to note 2).
Derivatives are initially recognised at cost on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either; (1) hedges of the fair value of recognised assets, liabilities or a firm commitment (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedges).
The Group documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.
The fair values of various derivative financial instruments used for hedging purposes are disclosed in note 2. Movements in the hedging reserve in shareholders equity are shown in note 22. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity is less than 12 months. Derivatives which are valid economic hedges, but which do not qualify for hedge accounting are classified as a current asset or liability.
(i) Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.
The Group does not currently have any fair value hedges.
(ii) Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within other income or expenses from ordinary activities as appropriate.
Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item affects profit or loss (for instance when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of forward foreign exchange contracts hedging export sales is recognised in the income statement within ‘sales’. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.
When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gains or losses that were deferred in equity are immediately transferred to the income statement.
(iii) Derivatives that do not qualify for hedge accounting
Certain derivative instruments do not qualify for hedge accounting, despite being valid economic hedges of the relevant risks. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement and are included in other income or other expenses from ordinary activities.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
1 Summary of significant accounting policies (continued)
(q) Fair value estimation
The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.
The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price.
The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.
(r) Property, plant and equipment
Land, buildings and leasehold improvements are shown at fair value, based on periodic, but at least triennial, valuations by external independent valuers, less subsequent depreciation for buildings and leasehold improvements. Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount of the asset. All other property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition and installation of the items. Cost may also include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.
Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.
Increases in the carrying amounts arising on revaluation of land and buildings are credited, net of tax, to the asset revaluation reserve in shareholders’ equity. To the extent that the increase reverses a decrease previously recognised in profit or loss, the increase is first recognised in profit and loss. Decreases that reverse previous increases of the same asset are first charged against revaluation reserves directly in equity to the extent of the remaining reserve attributable to the asset; all other decreases are charged to the income statement.
Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives, as follows:

- Buildings	25-40 years
- Plant and equipment	3-14 years
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(j)).
Gains and losses on disposals are determined by comparing proceeds with carrying amounts. These are included in the income statement. When revalued assets are sold, it is Group policy to transfer the amounts included in the asset revaluation reserve in respect of those assets to retained earnings.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
1 Summary of significant accounting policies (continued)
(s) Intangible assets
(i) Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is not amortised. Instead, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Goodwill is allocated to cash-generating units for the purpose of impairment testing.
(ii) Trade Name
Trade name relates principally to the “Metal Management” trading name. This intangible has a finite useful life and is carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of trade name over its estimated useful life, which is 20 years.
(iii) Supplier relationships and contracts
Supplier relationships and contracts acquired as part of a business combination are recognised separately from goodwill. The supplier relationships are carried at their fair value at the date of acquisition less accumulated amortisation and impairment losses. Amortisation is calculated based on the timing of projected cash flows of the supplier relationships or straight-line method (as appropriate) over their estimated useful lives, which currently vary from 1 to 19 years.
(iv) Permits
Permits acquired as part of a business combination are recognised separately from goodwill. The permits are carried at their fair value at the date of acquisition and are not amortised. Instead, permits are tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses.
(t) Trade and other payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.
(u) Borrowings
Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.
Borrowings are classified as non-current liabilities as the Group has the unconditional right to defer settlement beyond 12 months.
(v) Borrowing costs
Borrowing costs are expensed as incurred.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
1 Summary of significant accounting policies (continued)
(w) Provisions
Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognised for future operating losses.
Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.
(x) Employee benefits
(i) Wages and salaries, annual leave and sick leave
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.
(ii) Long service leave
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.
(iii) Retirement benefit obligations
All employees of the Group that are eligible are entitled to benefits from the Group’s superannuation plans on retirement, disability or death. The Group has a defined benefit section and a defined contribution section within its plans. The defined benefit section provides defined lump sum benefits based on years of service and final average salary. The defined contribution section receives fixed contributions from Group companies and the Group’s legal or constructive obligation is limited to these contributions.
A liability or asset in respect of defined benefit superannuation plans is recognised in the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date less the fair value of the superannuation fund’s assets at that date and any unrecognised past service cost. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated annually by independent actuaries using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.
Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in the period in which they occur, outside profit or loss directly in the statement of recognised income and expense. These are accumulated in retained earnings.
Past service costs are recognised immediately in income, unless the changes to the superannuation fund are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.
Future taxes that are funded by the entity and are part of the provision of the existing benefit obligation (eg taxes on investment income and employer contributions) are taken into account in measuring the net liability or asset.
Contributions to the defined contribution fund are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.
(iv) Share-based payments
Share-based compensation benefits are provided to certain employees via the schemes set forth in note 27. For equity-settled share-based arrangements, the fair value is measured at grant date and recognised as an employee benefit expense with a corresponding increase in equity. For cash-settled share-based arrangements, the fair value is measured at grant date and recognized as an employee benefit expense with a corresponding increase to a liability.
The fair value at grant date is independently determined using an option pricing model that takes into account the exercise price, the term, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, and the risk-free interest rate for the term of the grant. The fair value is adjusted to reflect market vesting conditions, but excludes the impact of any non-market vesting conditions (for example, earnings per share targets). Non-market vesting conditions are included in assumptions about the number of shares that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of shares that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate. The impact of the revision to original estimates, if any, is recognised in the income statement.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
1 Summary of significant accounting policies (continued)
(x) Employee benefits — continued
(v) Profit-sharing and bonus plans
The Group recognises a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the company’s shareholders. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.
(y) Contributed equity
Ordinary shares are classified as equity.
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
(z) Dividends
Provision is made for the amount of any dividend determined or declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the financial year but not distributed at balance date.
(aa) Earnings per share
(i) Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.
(ii) Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.
(ab) Held for sale assets
Non-current assets (or disposal groups) are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.
An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.
Non-current assets (including those that are part of a disposal group) are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.
Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.
A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately on the face of the income statement.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
1 Summary of significant accounting policies (continued)
(ac) Goods and services tax (GST)
Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case, it is recognised as part of the cost of acquisition of the asset or as part of the expense.
Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.
Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.
(ad) New accounting standards and interpretations
Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2008 reporting periods. The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below.
AASB 2007-4 Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments and AASB 2007-7, Amendments to Australian Accounting Standards [AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 & AASB 128] AASB 2007-4 and AASB 2007-7 are applicable to annual reporting periods beginning on or after 1 July 2007. The amendments introduce a number of options that existed under IFRS but had not been included in the original Australian equivalents to IFRS and remove many of the additional Australian disclosure requirements, for example the detailed disclosures in relation to the financial position and funding of defined benefit superannuation plans.
The financial statements may be affected by:
•	the ability to use the proportionate consolidation method for interests in joint venture entities;

•	the ability to use the indirect method for presenting cash flow statements;

•	the ability to recognise government grants of non-monetary assets at nominal amounts and present assets and expenses net of related government grants;

•	a possible exemption from the requirement to prepare consolidated financial reports for intermediate parent entities, provided they are wholly-owned or all shareholders agree and they are not the ultimate Australian parent entity in the group; and

•	discount rates for employee benefits obligations to be based on corporate bonds if there is a deep market in Australia (previous guidance mandated the use of government bond rates).
The Group will adopt the amendments arising from AASB 2007-4 and AASB 2007-7 for the financial year ending 30 June 2009. However, it does not intend to apply any of the new options now available. As a consequence, application of the revised standards will not affect any of the amounts recognised in the financial statements, but it may remove some of the disclosures that are currently required. In relation to the discount rates used in the measurement of employee benefit obligations, the Group has not yet reached a conclusion as to whether there is a deep market in corporate bonds in Australia and hence has not yet determined the financial effect, if any, on the obligations from the adoption of AASB 2007-4.
Revised AASB 123 Borrowing Costs and AASB 2007-6 Amendments to Australian Accounting Standards arising from AASB 123 [AASB 1, AASB 101, AASB 107, AASB 111, AASB 116 & AASB 138 and Interpretations 1 & 12]
The revised AASB 123 is applicable to annual reporting periods commencing on or after 1 January 2009. It has removed the option to expense all borrowing costs and, when adopted, will require the capitalisation of all borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset. This will be a change to the Group’s current accounting policy which is to expense all borrowing costs as incurred. The Group will apply the revised AASB 123 from 1 July 2008 and capitalise its borrowing costs relating to all qualifying assets for which the commencement date for capitalisation is on or after this date. The impact on the financial statements will depend on the amount of qualifying assets and related borrowing costs in the first year of application. Had the revised standard been applied in the current financial year, the impact on the Group financial statements would have been immaterial.
AASB-I 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction AASB-I 14 will be effective for annual reporting periods commencing 1 January 2008. It provides guidance on the maximum amount that may be recognised as an asset in relation to a defined benefit plan and the impact of minimum funding requirements on such an asset. None of the Group’s significant defined benefit plans are subject to minimum funding requirements and the defined benefit asset that is recognised in the balance sheet does not exceed the maximum amount that could be recognised if AASB-I 14 was applied. The Group will apply AASB-I 14 from 1 July 2008, but it is not expected to have any impact on the Group’s financial statements.
Revised AASB 101 Presentation of Financial Statements and AASB 2007-8 Amendments to Australian Accounting Standards arising from AASB 101. The revised AASB 101 that was issued in September 2007 is applicable for annual reporting periods beginning on or after 1 January 2009. It requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity but will not affect any of the amounts recognised in the financial statements. If an entity has made a prior period adjustment or a reclassification of items in the financial statements, it will also need to disclose a third balance sheet (statement of financial position), this one being as at the beginning of the comparative period.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
1 Summary of significant accounting policies (continued)
(ad) New accounting standards and interpretations — continued
AASB 2008-1 Amendments to Australian Accounting Standard — Share-based Payments: Vesting Conditions and Cancellations. AASB 2008-1 was issued in February 2008 and will become applicable for annual reporting periods beginning on or after 1 January 2009. The revised standard clarifies that vesting conditions are service conditions and performance conditions only and that other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The Group will apply the revised standard from 1 July 2009, but it is not expected to materially affect the accounting for the Group’s share-based payments.
Revised AASB 3 Business Combinations, AASB 127 Consolidated and Separate Financial Statements and AASB 2008-3 Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127. Revised accounting standards for business combinations and consolidated financial statements were issued in March 2008 and are operative for annual reporting periods beginning on or after 1 July 2009, but may be applied earlier. The Group will apply the revised standards for annual reporting periods beginning on 1 July 2009. However, the new rules generally apply only prospectively to transactions that occur after the application date of the standard. Their impact will therefore depend on whether the Group will enter into any business combinations or other transactions that affect the level of ownership held in the controlled entities in the year of initial application. For example, under the new rules:
•	all payments (including contingent consideration) to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments subsequently remeasured at fair value through income;

•	all transaction costs will be expensed;

•	the Group will need to decide whether to continue calculating goodwill based only on the parent’s share of net assets or whether to recognise goodwill also in relation to the non-controlling (minority) interest, and when control is lost, any continuing ownership interest in the entity will be remeasured to fair value and a gain or loss recognised in profit or loss.
In addition, the Group has unrecognised acquired deferred tax assets in relation to previously acquired subsidiaries amounting to $0.7m. Should these tax assets become recognisable after the revised standards are applied, there will no longer be any adjustment to goodwill, as is the case under the current rules. This means that the recognition of the deferred tax assets would increase the Group’s net profit after tax by $0.7m.
AASB 2008-7 Amendments to Australian Accounting Standards — Cost of an investment in a Subsidiary, Jointly Controlled Entity or Associate. In July 2008, the AASB approved amendments to AASB 1 First-time Adoption of International Financial Reporting Standards and AASB 127 Consolidated and Separate Financial Statements. The new rules will apply to financial reporting periods commencing on or after 1 January 2009. The Group will apply the revised rules prospectively from 1 July 2008. After that date, all dividends received from investments in subsidiaries, jointly controlled entities or associates will be recognised as revenue, even if they are paid out of pre-acquisition profits, but the investments may need to be tested for impairment as a result of the dividend payment. Furthermore, when a new intermediate parent entity is created in internal reorganisations it will measure its investment in subsidiaries at the carrying amounts of the net assets of the subsidiary rather than the subsidiary’s fair value.
Improvements to Australian Accounting Standards: AASB 2008-5 and AASB 2008-6. In July 2008, the AASB issued a number of improvements to existing Australian Accounting Standards. The amendments will generally apply to financial reporting periods commencing on or after 1 January 2009, except for some changes to AASB 5 Non-current Assets Held for Sale and Discontinued Operations regarding the sale of the controlling interest in a subsidiary which will apply from 1 July 2009. The Group will apply the revised standards from 1 July 2009. The Group does not expect that any adjustments will be necessary as the result of applying the revised rules.
(ae) Critical accounting estimates and judgements
The carrying amounts of certain assets and liabilities are often determined based on management’s judgment regarding estimates and assumptions of future events. The reasonableness of estimates and underlying assumptions are reviewed on an ongoing basis.
Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. The key judgments, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amount of certain assets and liabilities within the next annual reporting period are:
Inventories
The Group’s inventories primarily consist of ferrous and non-ferrous scrap metals. Quantities of inventories are determined based on various inventory systems used by the Group and are subject to periodic physical verification using estimation techniques, including observation, weighing and other industry methods. Inventories are stated at the lower of cost and net realisable value, with due allowance for excess, obsolete or slow moving items. Net realisable value is based on current assessments of future demand and market conditions. Impairment losses may be recognised on inventory within the next financial year if management needs to revise its estimates in response to changing circumstances.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
1 Summary of significant accounting policies (continued)
(ae) Critical accounting estimates and judgements — continued
Financial instruments
Derivative financial instruments that the Group holds for the purpose of hedging its currency and commodity exposures are recognised as assets and liabilities in the Group’s balance sheet measured at their fair value at the balance date. The fair value of derivatives continually changes in response to changes in prevailing market conditions. Where permissible under AASB 139 Financial Instruments: Recognition and Measurement , the Group uses hedge accounting to mitigate the impact of changes in the fair value of derivatives on the income statement but the Group’s results may be affected by changes in the fair values of derivatives where hedge accounting cannot be applied or due to hedge ineffectiveness.
Impairment of non-current assets
Goodwill, intangible assets and property, plant and equipment are tested for impairment whenever events or circumstances indicate that their carrying amounts might be impaired. Additionally, goodwill and non-amortisable intangible assets are subject to an annual impairment test. Impairment testing of goodwill requires the calculation of the value in use of the cash-generating units to which the goodwill is allocated. Value in use represents the net present value of the cash flows expected to arise from the relevant cash-generating unit and its calculation requires management to estimate those cash flows and to apply a suitable discount rate to them.
Management bases the estimated cash flows on assumptions such as the future growth in sales volumes, future changes in selling prices, and expected changes in material prices, salaries and other costs. Discount rates used are based on current market interest rates. Impairment losses may be recognised on these assets within the next financial year if changes are necessary to the assumptions underlying the estimated future cash flows of cash-generating units or if there are changes in market interest rates that affect the discount rates that are applied to those cash flows.
Defined benefit superannuation schemes
For defined benefit schemes, the cost of benefits charged to the income statement includes current and past service costs, interest costs on defined benefit obligations and the effect of any curtailments or settlements, net of expected returns on plan assets. A net asset or liability is consequently recognised in the balance sheet based on the present value of defined obligations, less any unrecognised past service costs and the fair value of plan assets. For all other schemes, the cost of providing benefits is recognised based on contributions payable.
Expected future payments are discounted using market yields at the balance date on high quality corporate bonds in countries that have developed corporate bond markets. However, where developed corporate bond markets do not exist, the discount rates are selected by reference to national government bonds. In both instances, the bonds are selected with terms to maturity and currency that match, as closely as possible, the estimated future cash flows.
The accounting policy requires management to make judgments as to the nature of benefits provided by each scheme and thereby determine the classification of each scheme. For defined benefit schemes, management is required to make annual estimates and assumptions about future returns on classes of scheme assets, future remuneration changes, employee attrition rates, changes in benefits, life expectancy and expected remaining periods of service of employees. In making these estimates and assumptions, management considers advice provided by external advisers, such as actuaries. Where actual experience differs to these estimates, actuarial gains and losses are recognised directly in equity. Refer to note 19 for details of the key assumptions.
Taxation
The Group is subject to income tax in each of the jurisdictions in which it operates. Management is required to exercise significant judgment in determining the Group’s provision for income taxes. Estimation is required of taxable profit in order to determine the Group’s current tax liability. Management’s judgment is required in relation to uncertain tax positions whereby additional current tax may become payable in the future following audit by relevant tax authorities of previously filed tax returns. Estimation is also required of temporary differences between the carrying amount of assets and liabilities and their tax base. Deferred tax liabilities are recognised for all taxable temporary differences, but where there exist deductible temporary differences management’s judgment is required as to whether a deferred tax asset should be recognised based on the availability of future taxable profits. It is possible that the deferred tax assets actually recoverable may differ from the amounts recognised if actual taxable profits differ from management’s estimates.
(af) Rounding of amounts
The company is of a kind referred to in Class order 98/0100, issued by the Australian Securities and Investments Commission, relating to the “rounding off” of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, the nearest dollar.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
2 Financial and capital risk management
Financial risk management
In the normal course of business, the Group’s activities result in exposure to a number of financial risks, including market risk (including foreign currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk. The Group’s overall financial risk management strategy seeks to mitigate these risks and reduce volatility on the Group’s financial performance.
Financial risk management is carried out by a limited number of employees as authorized by the Board of Directors. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.
The Group uses derivative financial instruments in certain circumstances in accordance with Board approved policies to hedge exposure to fluctuations in foreign exchange rates or commodity prices. Derivative financial instruments are used for hedging purposes and not as trading or other speculative instruments. The Group uses different methods to measure different types of risk to which it is exposed. These methods include monitoring key movements in interest rates, key transactions affected by foreign exchange and commodity prices, and ageing analysis for credit risk.
Capital risk management
The capital structure of the Group consists of net debt (see note 16, ‘Borrowings’) and shareholders’ equity (see note 20, ‘Contributed Equity’).
The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.
In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.
The Group monitors its capital structure using the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as equity as shown in the balance sheet plus net debt. The Group seeks to maintain an optimum gearing ratio.
The Group prepares monthly Profit and Loss and Cash flow updates for the financial year and subsequent three month forecasts. These statements and forecasts are used to monitor covenant compliance and future capital requirements.
The table below details the calculation of the gearing ratios.

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Borrowings	496,633	341,326	—	—
Less: Cash and cash equivalents	(133,487)	(38,560)	—	—

Net debt	363,146	302,766	—	—
Total equity	2,962,088	1,279,430	3,683,644	2,144,330

Total capital	3,325,234	1,582,196	3,683,644	2,144,330

Gearing ratio	11%	19%	0%	0%

There have been no breaches of external obligations such as regulatory obligations or bank covenants.
(a) Fair value of financial assets and financial liabilities
The fair value of financial assets and financial liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:
•	Cash and cash equivalents — approximates to the carrying amount.

•	Receivables and payables — approximates to the carrying amount due to their short-term nature.

•	Derivative financial instruments — based on market prices and exchange rates at the balance date.

•	Borrowings — approximates to the carrying amount as all borrowings have floating interest rates.
All of the fair values of financial assets and liabilities in the Group are equal to their carrying values. For further details on methods and assumptions used to estimate the fair value refer to the accounting policies — note 1(q).

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
2 Financial and capital risk management — continued
(b) Market risks
Market risk is the risk that the fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market prices. The market risks to which the Group is exposed are discussed in further detail below.
(i) Interest rate risk
Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate because of changes in market interest rates.
The Group’s main interest rate risk arises from borrowings. All of the Group’s borrowings are issued at variable rates which expose the Group to cash flow interest rate risk. The Group does not use any derivative financial instruments to hedge its exposure to interest rate risk.
The Group’s borrowings are sourced from both domestic and offshore markets and includes short term and long term maturities obtained under long term facility arrangements. Some of the Group’s borrowings consist of foreign currency denominated borrowings. The Group’s regional operations borrow in the currency of their geographic locations. The Group’s borrowings are managed in accordance with targeted currency, interest rate, liquidity, and debt portfolio maturity profiles.
Specifically, interest rate risk is managed on the Group’s net debt portfolio by:
•	providing access to diverse sources of funding;

•	reducing risks of refinancing by establishing and managing in accordance with target maturity profiles; and

•	negotiating interest rates with the Group’s banks based on a variable pricing matrix which includes a LIBOR rate plus a margin.
The Group’s and parent entity’s exposure to interest rate risk for classes of financial assets and liabilities are set out as follows:

		Floating	Fixed interest maturing in:			Non-interest
30 June 2008		interest rate	1 year or	Over 1 to 5	More than 5	bearing
Consolidated	Note	$’000	less $’000	years $’000	years $’000	$’000	Total $’000

Financial assets
Cash and cash equivalents	35	20,543	—	—	—	112,944	133,487
Trade and other receivables — current	8	—	—	—	—	866,101	866,101
Receivables — non-current	8	—	—	2,963	—	—	2,963

		20,543	—	2,963	—	979,045	1,002,551

Financial liabilities
Trade and other payables — current	15	—	—	—	—	964,034	964,034
Payables — non-current	15	—	—	—	—	2,270	2,270
Borrowings	16	496,633	—	—	—	—	496,633

		496,633	—	—	—	966,304	1,462,937

		Floating	Fixed interest maturing in:			Non-interest
30 June 2007		interest rate	1 year or	Over 1 to 5	More than 5	bearing
Consolidated	Note	$’000	less $’000	years $’000	years $’000	$’000	Total $’000

Financial assets
Cash and cash equivalents	35	7,156	—	—	—	31,404	38,560
Trade and other receivables — current	8	—	—	—	—	365,173	365,173

		7,156	—	—	—	396,577	403,733

Financial liabilities
Trade and other payables — current	15	—	—	—	—	379,911	379,911
Borrowings	16	341,326	—	—	—	—	341,326

		341,326	—	—	—	379,911	721,237

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
2 Financial and capital risk management — continued
(b) Market risks — continued

		Floating	Fixed interest maturing in:			Non-interest
30 June 2008		interest rate	1 year or	Over 1 to 5	More than 5	bearing
Parent Entity	Note	$’000	less $’000	years $’000	years $’000	$’000	Total $’000

Financial assets
Trade and other receivables — current	8	—	—	—	—	41,147	41,147

		—	—	—	—	41,147	41,147

Financial liabilities
Trade and other payables — current	15	—	—	—	—	343,483	343,483

		—	—	—	—	343,483	343,483

		Floating	Fixed interest maturing in:			Non-interest
30 June 2007		interest rate	1 year or	Over 1 to 5	More than 5	bearing
Parent Entity	Note	$’000	less $’000	years $’000	years $’000	$’000	Total $’000

Financial assets
Trade and other receivables — current	8	—	—	—	—	20,679	20,679

		—	—	—	—	20,679	20,679

Financial liabilities
Trade and other payables — current	15	—	—	—	—	362,685	362,685

		—	—	—	—	362,685	362,685

The table below shows the Group’s sensitivity to net profit from a reasonably possible change in interest rates of +/- 1%. The sensitivity is deemed reasonable based on current and past market conditions. The calculations are based on the interest-bearing financial instruments held at the balance date.

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Impact on net profit:
Interest rates +1%	(2,429)	(2,035)	—	—
Interest rates - 1%	2,429	2,035	—	—
(ii) Foreign currency risk
Foreign currency risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency. The exposure of an entity to transaction risk is minimised by matching local currency income with local currency costs.
The Group seeks to denominate borrowings in the currencies of its principal assets and cash flows. These are primarily denominated in Australian dollars, US dollars, British pounds and Euro.
In accordance with Board approved policies, the Group enters into forward foreign exchange contracts to buy and sell specific amounts of various foreign currencies in the future at pre-determined exchange rates. The contracts are entered into to hedge contracted purchase and sale commitments denominated in currencies which are not the functional currency of the relevant entity. These contracts are hedging highly probable forecasted transactions for the ensuing financial year. The contracts are timed to mature when monies from the forecasted sales are scheduled to be received or when payments for purchases are scheduled to be made. The Group does not hedge its exposure to recognised assets and liabilities.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
2 Financial and capital risk management — continued
(b) Market risks — continued
Financial assets and liabilities
The table below shows the foreign currency risk on the recognised assets and liabilities of Group entities denominated in currencies other than the functional currency of the relevant entity represented in Australian dollar equivalents. Monetary items denominated in currencies other than the functional currency of an entity are periodically restated to their functional currency, and the associated gain or loss is taken to the income statement.

	Net foreign currency recognised assets/(liabilities)
		New		British
	US	Zealand	Euro	pounds	Other
30 June 2008	dollar $’000	dollar $’000	$’000	$’000	$’000	Total $’000

Functional currency of the entity
Australian dollars	64,290	(3,474)	330	4,305	—	65,451
British pounds	10,185	—	22,142	—	207	32,534
New Zealand dollars	291	—	—	—	35	326

	74,766	(3,474)	22,472	4,305	242	98,311

	Net foreign currency recognised assets/(liabilities)
		New
	US	Zealand		British
	dollar	dollar	Euro	pounds	Other
30 June 2007	$’000	$’000	$’000	$’000	$’000	Total $’000

Functional currency of the entity
Australian dollars	29,248	(16,373)	(103)	7,306	—	20,078
British pounds	4,042	—	5,766	—	—	9,808
New Zealand dollars	450	—	—	—	—	450

	33,740	(16,373)	5,663	7,306	—	30,336

For financial assets and liabilities held by group entities in currencies other than their functional currency, the table below shows the sensitivity to foreign exchange rates on net profits. A sensitivity of 10% has been selected as this is considered reasonable given the current level of exchange rates and the volatility observed both on a historical basis and market expectations for future movements.

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Impact on net profits:
10% appreciation of the US dollar	5,002	2,267	—	—
10% appreciation of the Euro	1,503	380	—	—
10% appreciation of the British pound	288	491	—	—
A 10% depreciation of the stated currencies would have an equal and opposite effect.
Foreign currency derivatives
The table below shows the Group’s sensitivity to foreign exchange rates on its forward foreign exchange contracts which are all designated as cash flow hedges. A sensitivity of 10% has been selected as this is considered reasonable given the current level of exchange rates and the volatility observed both on a historical basis and market expectations for future movements.

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Impact on equity:
10% appreciation of the US dollar	606	50	—	—
10% appreciation of the Euro	116	31	—	—
10% appreciation of the British pound	8,803	6,678	—	—
A 10% depreciation of the stated currencies would have an equal and opposite effect.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
(b) Market risks — continued
The financial statements for each of the Group’s foreign operations are prepared in local currency being their functional currency. For the purposes of preparing the Group’s consolidated financial information, each foreign operation’s financial statements are translated into Australian dollars using the applicable foreign exchange rates as at the balance date. A translation risk therefore exists on translating the financial statements of the Group’s foreign operations into Australian dollars for the purposes of reporting consolidated Group financial information. As a result, volatility in foreign exchange rates can impact the Group’s net assets, net profit and the foreign currency translation reserve.
(iii) Commodity price risk
The Group is exposed to risks associated with fluctuations in the market price for both ferrous and non-ferrous metals which are at times volatile. The Group attempts to mitigate commodity price risk by seeking to turn its inventories quickly instead of holding inventories in anticipation of higher commodity prices. Where appropriate, the Group enters into forward commodity contracts matched to purchases or sales of metal and precious metal commitments.
The Group’s normal policy is to sell its products at prevailing market prices. Exceptions to this rule are subject to strict limits and policies laid down by the Board and to rigid internal controls and compliance monitoring. The Group’s exposure to commodity prices is to an extent diversified by virtue of its broad commodity base.
At the balance date, the majority of the Group’s forward commodity contracts were designated as cash flow hedges of firm future purchase and sales commitments. Therefore, any movement in commodity hedge rates that impact the fair value of the forward commodity contracts are recorded in equity. Certain forward commodity contracts did not qualify for hedge accounting, despite being valid economic hedges of the relevant risk. Accordingly, any movement in commodity rates that impact the fair value of these forward commodity contracts are recorded in the income statement.
At the balance date, the Group’s commodity contracts consisted primarily of copper and nickel contracts. The following table shows the effect on net profit and equity from a 10% adverse/favourable movement in commodity rates at the balance date based on the outstanding commodity contracts, with all other variables held constant. A 10% sensitivity has been selected as this is considered reasonable given the current level of commodity prices and the volatility observed both on a historical basis and on market expectations for future movements.

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Impact on equity based on a 10% increase in:
Copper prices	(2,796)	—	—	—
Nickel prices	—	(3,454)	—	—

Impact on net profit based on a 10% increase in nickel prices	(2,210)	—	—	—
A 10% decrease in commodity prices would have an equal and opposite effect.
(c) Credit risk
Credit risk is the risk that a contracting entity will not complete its obligations under a financial instrument and cause a financial loss to the Group. The Group has exposure to credit risk on all financial assets included in the Group’s balance sheet.
The Group establishes credit limits for its customers. Trade and other receivables consist of a large number of customers, spread across the consumer, business, and international sectors. The Group does not have any significant credit risk exposure to a single customer or groups of customers. Ongoing credit evaluation is performed on the financial condition of the Group’s customers and, where appropriate, an allowance for doubtful debtors is raised. The Group does not insure itself against collection risks. For further details regarding the Group’s trade and other receivables refer to note 8.
The Group is also exposed to credit risk arising from the Group’s transactions in derivative contracts. For credit purposes, there is only a credit risk where the counterparty is liable to pay the Group in the event of a closeout. The Group has policies that limit the amount of credit exposure to any financial institution. Derivative counterparties and cash transactions are limited to financial institutions that meet acceptable credit worthiness criteria.
Credit risk further arises in relation to financial guarantees (see note 24 for details).

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
2 Financial and capital risk management — continued
(d) Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.
Liquidity risk includes the risk that, as a result of the Group’s operational liquidity requirements:
•	the Group will not have sufficient funds to settle a transaction on the due date;

•	the Group will be forced to sell financial assets at a value which is less than what they are worth;

•	the Group may be unable to settle or recover a financial asset at all; or

•	the Group may be required to refinance the Group’s borrowing facilities.
The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. Due to the dynamic nature of the underlying businesses, the Group aims at maintaining flexibility in funding by keeping committed credit lines available with a variety of counterparties.
The Group has access to unsecured global multi-currency/multi-option loan facilities. Unsecured global multi-currency/multi-option loan facilities are provided by a number of the Group’s bankers. The loan facilities are subject to annual reviews and have maturities in excess of 1 year and less than 3 years.
The Group had access to the following credit standby arrangements at the balance date:

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Unsecured global multi-currency/multi-option loan facilities	1,065,781	717,393	—	—
Amount of credit unused	569,148	376,067	—	—

The table below analyses the Group’s and parent entity’s financial liabilities, gross settled and net-settled derivative financial instruments into relevant maturity groupings based on the remaining period at the balance date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	2008			2007

		Between	Between		Between 1	Between 2
	Less than 1	1 and 2	2 and 5	Less than	and 2 years	and 5 years
Consolidated	year $’000	years $’000	years $’000	1 year $’000	$’000	$’000

Non-derivative financial liabilities:
Trade and other payables	964,034	—	—	379,911	—	—
Payables — non-current	—	2,270	—	—	—	—
Borrowings (including interest payments)	24,009	506,120	—	19,348	346,639	—

	988,043	508,390	—	399,259	346,639	—

Derivatives
Net settled (commodity contracts)	(1,699)	—	—	(13,715)	—	—
Gross settled:
— (inflow)	(139,236)	—	—	(114,621)	—	—
— outflow	139,450	—	—	114,030	—	—

	(1,485)	—	—	(14,306)	—	—

	2008			2007

		Between	Between		Between 1	Between 2
	Less than 1	1 and 2	2 and 5	Less than 1	and 2 years	and 5 years
Parent Entity	year $’000	years $’000	years $’000	year $’000	$’000	$’000

Non-derivative financial liabilities:
Trade and other payables	343,483	—	—	362,685	—	—

	343,483	—	—	362,685	—	—

For purposes of the above table, interest payments have been projected using interest rates applicable at 30 June on borrowings outstanding at the balance date. The Group’s borrowings fluctuate and are subject to variable interest rates. Future interest payments are therefore subject to borrowings outstanding and the interest applicable at that time.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
2 Financial and capital risk management — continued
(e) Derivative hedging instruments

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Current assets

Forward foreign exchange contracts — cash flow hedges	33	1,079	—	—
Forward commodity contracts — held for trading	3,901	—	—	—
Forward commodity contracts — cash flow hedges	14	13,719	—	—

	3,948	14,798	—	—

Current liabilities

Forward foreign exchange contracts — cash flow hedges	247	488	—	—
Forward commodity contracts — cash flow hedges	2,216	4	—	—

	2,463	492	—	—

During the 2008 financial year, net losses after tax of $0.607m for the Group (2007: after tax gain of $9.049m) resulting from the change in the fair value of derivatives were taken directly to equity in the cash flow hedge reserve. These changes constitute the effective portion of the hedging relationship. Net gains after tax of $9.049m for the Group (2007: after tax loss of $0.072m) recognised in the cash flow hedging reserve were transferred to the income statement during the year.
At 30 June 2008, the Group held certain forward commodity contracts to hedge forecasted sales and purchase transactions that are not designated as accounting hedges. Changes in the fair value of these commodity contracts are taken to profit and loss in the period to offset the exchange gains and losses on the related forecasted sales and purchase transactions, thus resulting in an unrealised gain of $3.901m which is included in ‘other income’ (note 4).

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)

	Consolidated			Parent entity
	2008	2007	2006	2008	2007
	$’000	$’000	$’000	$’000	$’000

3 Revenue

Sales revenue
Sale of goods	7,517,277	5,420,590	3,605,135	—	—
Services	148,314	127,930	147,272		—

	7,665,591	5,548,520	3,752,407	—	—

Other revenue
Interest	2,876	2,364	2,047	—	—
Dividends	—	—	—	170,205	156,595
Management fees	—	—	—	1,473	1,411
Rents	2,069	13	55	—	—

	4,945	2,377	2,102	171,678	158,006

	7,670,536	5,550,897	3,754,509	171,678	158,006

4 Other income

Net gain on contribution of assets to SA Recycling LLC (note 30)	34,623	—	—	—	—
Unrealised gain on held for trading commodity contracts ( note 2(e))	3,901	—	—	—	—
Net gain on disposal of property, plant and equipment	—	401	—	—	—
Insurance recovery	11,815	7,632	107	—	—
Net revaluation losses reversed in the profit and loss (note 12)	—	—	1,188	—	—
Net foreign exchange gains	243	—	—	—	—
Government grants	866	945	810	—	—

	51,448	8,978	2,105	—	—

5 Expenses
Profit before income tax includes the following specific expenses:

Depreciation
Buildings	7,868	4,584	2,815	—	—
Plant and equipment	55,728	43,084	35,615	—	—

Total depreciation	63,596	47,668	38,430	—	—

Amortisation
Leasehold improvements	2,765	3,724	2,706	—	—
Identified intangible assets	28,196	23,785	16,394	—	—

Total amortisation	30,961	27,509	19,100	—	—

Total depreciation and amortisation	94,557	75,177	57,530	—	—

Finance costs	34,374	30,405	18,360	—	—

Net loss on disposal of property, plant and equipment	5,883	—	705	—	—

Impairment loss on fire destroyed assets	71	6,784	—	—	—

Rental expenses relating to operating leases	43,883	33,489	20,395	—	—

Net foreign exchange losses	—	59	34	—	—

Defined contribution superannuation expense	6,275	5,949	4,448	—	—

Research and development	2,082	2,515	2,395	—	—

Restructuring costs *	4,553	—	—	—	—

Merger costs **	6,992	—	—	—	—

*	As part of the Group’s strategic review post merger with Metal Management, Inc., the Group is considering offers to dispose of certain minor non-core businesses. As a result, the Group has written the net book value of assets in these businesses down to fair value less costs to sell.

**	Merger costs include retention incentives, synergy achievement bonuses and redundancy costs associated with the post merger rationalisation of the Sims Group Limited and Metal Management, Inc. businesses.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

6 Remuneration of auditors

Assurance Services

1. Audit services

Fees paid and payable to PricewaterhouseCoopers Australian Firm
Audit and review of financial reports and other work under the Corporations Act 2001	2,166	456	—	—
Fees paid and payable to related practices of PricewaterhouseCoopers Australian Firm
Audit and review of financial reports	2,194	880	—	—

Total remuneration for audit services	4,360	1,336	—	—

2. Other Assurance services

Fees paid and payable to PricewaterhouseCoopers Australian Firm
Other audit related services	354	3	—	—
Due diligence services	778	131	—	—
Fees paid and payable to related practices of PricewaterhouseCoopers Australian Firm
Other audit related services	79	9	—	—
Due diligence services	—	167	—	—

Total remuneration for other assurance services	1,211	310	—	—

Total remuneration for assurance services	5,571	1,646	—	—

Taxation services

Fees paid and payable to PricewaterhouseCoopers Australian Firm
Tax compliance services including review of company income tax returns	405	331	—	—
Tax consulting and advice	22	9	—	—

Fees paid and payable to related practices of PricewaterhouseCoopers Australian Firm
Tax compliance services including review of company income tax returns	31	30	—	—
Tax consulting and advice	107	—

Total remuneration for taxation services	565	370	—	—

Fees paid to auditors other than PricewaterhouseCoopers or its related practices
Audit and review of the financial reports of joint ventures and other entities in the consolidated entity and other work under the Corporations Act 2001	44	24	—	—

It is Sims Group Limited’s policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers’ expertise and experience with Sims Group Limited are important. These assignments are principally for tax advice and due diligence on acquisitions, or where PricewaterhouseCoopers are awarded assignments on a competitive basis. All audit and non-audit services provided by PricewaterhouseCoopers are subject to pre-approval by the Group’s Risk and Audit Committee in accordance with the Group Independence Policy.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)

	Consolidated			Parent entity
	2008	2007	2006	2008	2007
	$’000	$’000	$’000	$’000	$’000

7 Income tax

(a) Income tax expense
The parent entity and its subsidiaries
Current tax	217,122	120,105	74,523	(391)	(287)
Deferred tax	(8,100)	(5,749)	9,821	—	—
Adjustments for current tax of prior periods	5,485	176	(1,139)	—	—

	214,507	114,532	83,205	(391)	(287)
Income tax expense on equity accounted profits (note 30)	4,161	2,281	1,290	—	—

	218,668	116,813	84,495	(391)	(287)

Deferred income tax expense/(benefit) included in income tax expense comprises:
Decrease (increase) in deferred tax assets (note 13)	9,991	(25,268)	(3,295)	—	—
(Decrease) increase in deferred tax liabilities (note 17)	(18,091)	19,519	13,116	—	—

	(8,100)	(5,749)	9,821	—	—

(b) Numerical reconciliation of income tax expense to prima facie tax payable

Tax at the Australian tax rate of 30% (2007: 30%, 2006: 30%)	195,549	106,850	81,259	50,671	46,691
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Non-deductible amortisation and depreciation	29	137	(134)	—	—
Expenses not allowable	3,769	723	903	—	—
Research and development	(210)	—	(90)	—	—
Non assessable income	(5,672)	(10)	(373)	—	—
Non assessable gain on formation of jointly controlled entity	(12,983)	—	—	—	—
Dividend received from subsidiaries	—	—	—	(51,062)	(46,978)
Other	(1,640)	(3,513)	(3,069)	—	—

	178,842	104,187	78,496	(391)	(287)
Difference in overseas tax rates	34,407	13,004	7,840	—	—
Utilisation of group losses not previously recognised	(66)	(554)	(702)	—	—
Adjustments for current tax of prior periods	5,485	176	(1,139)	—	—

Income tax expense / (benefit)	218,668	116,813	84,495	(391)	(287)

(c) Amounts recognised directly in equity

Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss but directly debited or credited to equity.

Net deferred tax
Arising on equity movements in the current period	(3,243)	27,978	5,010	—	—
Adjustments arising on formation of the new Australian tax consolidated group	—	—	(9,552)

	(3,243)	27,978	(4,542)	—	—

(d) Tax losses

Unused tax losses for which no deferred tax asset has been recognised	5,676	6,794	6,539	—	—

Potential tax benefit @ 30%	1,703	2,038	1,962	—	—

Tax consolidation legislation
The accounting policy in relation to the tax consolidation legislation is set out in note 1(g).
The entities in the tax consolidated group have entered into a tax sharing and funding agreement. Under the terms of this agreement, the wholly-owned Australian entities reimburse Sims Group Limited in full for any current tax payable by Sims Group Limited arising in respect of their activities. The reimbursements are payable at the same time as the associated income tax liability falls due and has therefore been recognised as a current tax-related receivable by Sims Group Limited. The tax sharing agreement is also a valid agreement under the tax consolidation legislation and limits the joint and several liability of the wholly-owned entities in the case of a default by Sims Group Limited.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

8 Trade and other receivables

Current
Trade receivables	743,006	291,942	—	—
Provision for impairment of receivables	(949)	(1,760)	—	—

	742,057	290,182	—	—
Other receivables and deferred expenses	84,171	34,980	—	—
Prepayments	13,290	13,748	—	—
Income tax receivable	26,583	26,263	—	—
Net tax-related amounts receivable from subsidiaries	—	—	41,147	20,679

	866,101	365,173	41,147	20,679

Non-current
Other receivables	2,963	—	—	—

	2,963	—	—	—

The Group has sold a portion of its accounts receivable to a third party under an uncommitted facility agreement. All credit risk passes to the third party at the time of the assignment, such that the Group has no further exposure to default by the specific trade debtors. The third party is not obliged to accept offers of receivables and the Group is not obligated to make offers or pay commitment fees to the third party.
Information relating to related parties and directors is set out in note 32 and details of interest rates, credit risk and fair values is set out in note 2.
(a) Impaired trade receivables
The Group has recognised an impairment loss of $0.590m (2007: $nil and 2006: $1.943m). The ageing of these receivables are greater than 90 days overdue.
The Group has recognised a loss of $1.528m (2007: $0.785m and 2006: $0.986m) in respect of bad and doubtful trade receivables during the year ended 30 June 2008. The loss has been included in ‘other expenses’ in the income statement.
There is no impairment of the parent entity receivable amounts.

	Consolidated			Parent entity
	2008	2007	2006	2008	2007
	$’000	$’000	$’000	$’000	$’000
Movements in the provision for impairment of receivables are as follows:

At 1 July	1,760	3,015	2,055	—	—
Acquisitions	145	—	—	—	—
Impairment/(write back) recognised during the year	590	(436)	1,943	—	—
Receivables written off during the year as uncollectible	(1,528)	(785)	(986)	—	—
Foreign currency exchange differences	(18)	(34)	3	—	—

	949	1,760	3,015	—	—

(b) Past due but not impaired
These relate to a number of customers for whom there is no recent history of default nor other indicators of impairment. With respect to trade receivables that are neither impaired nor past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.
The carrying amounts of the Group’s trade receivables (net of provisions for impairment) are held in entities located in the following geographical regions. Trade receivables of $76.278m (2007: $15.122m) were past due but not impaired and the Group does not hold any material collateral in relation to these receivables.

	Consolidated
		2008			2007

		1 - 30 days	31+ days		1 - 30 days	31+ days past
	Total	past due	past due	Total	past due	due
	$’000	$’000	$’000	$’000	$’000	$’000

By Geography
North America	410,984	37,252	12,620	92,933	1,421	466
Europe	178,944	12,262	4,316	115,896	5,097	1,845
Australasia	152,129	6,000	3,828	81,353	3,098	3,195

	742,057	55,514	20,764	290,182	9,616	5,506

(c) Other receivables
These amounts generally arise from transactions outside the usual operating activities of the Group. Interest may be charged at commercial rates where the terms of repayment exceed six months. Collateral is not normally obtained.
(d) Net tax-related amounts receivable from subsidiaries
Refer to note 7 for details about tax sharing and compensation agreements.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

9 Inventory

Raw materials at net realisable value	230,934	132,442	—	—
Stores and spare parts at net realisable value	29,179	27,269	—	—
Finished goods at net realisable value	750,808	214,578	—	—

	1,010,921	374,289	—	—

Inventory expense
Inventories including freight inwards recognised as expense during the year amounted to $5,437.8m (2007: $3,937.8m and 2006: $2,553.3m)
10 Investments accounted for using the equity method

Shares in associates (note 30)	335,826	25,945	—	—

11 Other financial assets
Other (non-traded) investments

Shares in subsidiaries (note 29)	—	—	4,026,736	2,506,652

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
12 Property, plant and equipment

	Freehold		Leasehold	Plant &	Capital Work
	Land	Buildings	Improvements	Equipment	In Progress	Total
Consolidated	$’000	$’000	$’000	$’000	$’000	$’000

At 1 July 2006
Cost or fair value	228,803	65,923	27,438	509,034	78,210	909,408
Accumulated depreciation	—	—	—	(308,161)	—	(308,161)

Net book amount	228,803	65,923	27,438	200,873	78,210	601,247

Year ended 30 June 2007
Opening net book amount	228,803	65,923	27,438	200,873	78,210	601,247
Additions	1,740	3,084	1,014	22,489	62,176	90,503
Disposals	—	(78)	(803)	(2,131)	—	(3,012)
Impairment loss on fire destroyed assets	—	—	—	(6,784)	—	(6,784)
Transfer from capital work in progress to other property, plant and equipment categories	2,680	27,505	5,306	62,909	(98,400)	—
Depreciation/amortisation expense (note 5)	—	(4,584)	(3,724)	(43,084)	—	(51,392)
Acquisition due to purchase of subsidiaries and businesses	6,276	14,713	51	19,047	—	40,087
Revaluation increments recognised in asset revaluation reserve (note 22)	60,947	—	—	—	—	60,947
Foreign currency exchange differences	(20,530)	(6,384)	(2,509)	(13,855)	(6,472)	(49,750)

Closing net book amount	279,916	100,179	26,773	239,464	35,514	681,846

At 30 June 2007
Cost or fair value	279,916	100,179	26,773	555,263	35,514	997,645
Accumulated depreciation	—	—	—	(315,799)	—	(315,799)

Net book amount	279,916	100,179	26,773	239,464	35,514	681,846

Year ended 30 June 2008
Opening net book amount	279,916	100,179	26,773	239,464	35,514	681,846
Additions	8,081	2,933	10,747	49,116	58,814	129,691
Disposals	(7,153)	(264)	(51)	(234)	—	(7,702)
Impairment loss on fire destroyed assets	—	—	—	(71)	—	(71)
Transfer from capital work in progress to other property, plant and equipment categories	9,716	17,142	1,224	13,854	(41,936)	—
Transfer to SA Recycling LLC (equity accounted) (note 30)	(39,787)	(1,378)	(10,219)	(25,614)	(2,874)	(79,872)
Depreciation/amortisation expense (note 5)	—	(7,868)	(2,765)	(55,728)	—	(66,361)
Acquisition due to purchase of subsidiaries and business es (note 29)	98,695	29,320	1,114	165,304	9,320	303,753
Revaluation increments recognised in asset revaluation reserve (note 22)	43,337	2,501	—	—	—	45,838
Foreign currency exchange differences	(26,185)	(7,927)	(2,344)	(16,833)	(3,623)	(56,912)

Closing net book amount	366,620	134,638	24,479	369,258	55,215	950,210

At 30 June 2008
Cost or fair value	366,620	134,638	24,479	688,689	55,215	1,269,641
Accumulated depreciation	—	—	—	(319,431)	—	(319,431)

Net book amount	366,620	134,638	24,479	369,258	55,215	950,210

Valuations of freehold land, buildings and leasehold improvements
The valuation basis of land, building and leasehold improvements is fair value being the amounts for which the assets could be exchanged between willing parties in an arms length transaction, based on current prices in an active market for similar properties in the same location and condition. The 2008 valuations were made by the directors as at 30 June 2008. The directors’ assessment of the valuations was based on a combination of independent valuer reports and appraisals, recent transaction prices and local market knowledge. The 30 June 2007 valuations were made by the directors on the same basis.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
12 Property, plant and equipment (continued)

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Carrying amounts that would have been recognised if land and buildings were stated at cost

Freehold land
Cost	206,516	165,666	—	—

Buildings including leasehold improvements
Cost	145,278	128,425	—	—
Accumulated depreciation	(24,959)	(34,566)	—	—

	120,319	93,859	—	—

13 Deferred tax assets

Non-current
The balance comprises temporary differences attributed to:

Property, plant and equipment	8,481	27,437	—	—
Provisions	25,296	13,937	—	—
Jointly controlled entities and associates	8,850	—	—	—
Stock based compensation	27,000	—	—	—
Foreign exchange losses on US receivable	23,789	9,338	—	—
Other	17,944	13,887	—	—

Total deferred tax assets	111,360	64,599	—	—

			Jointly		Foreign
	Property,		controlled		exchange
	plant and		entities and	Stock Based	losses on US
	equipment	Provisions	associates	Compensation	receivable	Other	Total
Movements	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Consolidated

At 1 July 2006	13,151	12,007	—	—	—	10,152	35,310
Credited to the income statement	14,230	2,753	—	—	—	8,285	25,268
(Charged)/credited directly to equity	—	—	—	—	9,338	(226)	9,112
Acquisition of subsidiary	—	65	—	—	—	—	65
Foreign currency exchange differences	56	(888)	—	—	—	(4,324)	(5,156)

At 30 June 2007	27,437	13,937	—	—	9,338	13,887	64,599

(Charged)/credited to the income statement	(18,758)	6,344	10,430	(489)	—	(7,518)	(9,991)
Credited directly to equity	—	—	—	6,875	14,451	2,869	24,195
Acquisition of subsidiary	7	6,305	—	23,861	—	8,359	38,532
Foreign currency exchange differences	(205)	(1,290)	(1,580)	(3,247)	—	347	(5,975)

At 30 June 2008	8,481	25,296	8,850	27,000	23,789	17,944	111,360

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
14 Intangibles
Correction of error — Recognition of intangible assets acquired in previous business combinations
As part of the process of preparing for the merger with Metal Management Inc, and the associated listing in the United States, the Group undertook a review of its accounting policies. As part of that review, Ernst & Young Transaction Advisory Services Limited was engaged to advise management on the fair value of the net assets acquired in business combinations entered into after 1 July 2004 based on generally accepted accounting principles in the United States (“US GAAP”). The independent valuer identified certain intangible assets arising from these business combinations that had not previously been recognised separately from goodwill.
Accordingly, the Group decided to recognise these amounts separately from goodwill. This is consistent with established market practice in the United States amongst metals recycling companies reporting under US GAAP. For these companies it is supplier relationships that comprise the majority of the intangible assets separately identified from goodwill. Although it is not common in Australia for such relationships to be identified and recognised as an intangible asset separate from goodwill, the unique nature of the business means that it is appropriate and consistent with AASB 3 Business Combinations to do so. Intangible assets are amortised over their expected useful lives under AASB 138 Intangible Assets resulting in an annual charge to the consolidated income statement whereas goodwill is tested annually for impairment. A charge to the consolidated income statement only arises where the carrying amount of goodwill exceeds its recoverable amount. As a consequence, adopting this policy will reduce the carrying amount of goodwill that will be subject to annual impairment testing in the future.
The effect of separate recognition of these items is as follows:

	1 July 2006	30 June 2007
	Book Value	Book Value
	$’000	$’000

Increase in other intangible assets	101,385	94,174
Increase in plant and equipment	10,578	10,907
Decrease in goodwill	(85,581)	(92,958)
Increase in deferred tax liabilities	(38,048)	(36,620)
Decrease/(increase) in foreign currency translation reserve	19	(2,173)
Decrease in retained earnings	11,647	26,670

	—	—

The recognition of these intangible assets separately from goodwill results in an additional non-cash charge related to the amortisation of these separately identified intangible assets. The non-cash charge has reduced profit after tax by $15.023m and $10.277m, reduced earnings per share by 12.0 cents and 9.1 cents and reduced diluted earnings per share by 12.0 cents and 9.1 cents for the 12 month period to 30 June 2007 and 30 June 2006, respectively.
Goodwill and Intangible assets

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Goodwill	1,166,534	532,240	—	—
Intangible Assets	235,622	94,174	—	—

	1,402,156	626,414	—	—

Goodwill	1,166,534	532,240	—	—

(a) Reconciliation of consolidated movements
Opening net book amount at 1 July	532,240	493,494	—	—
Transfer to SA Recycling LLC (equity accounted) (note 30)	(173,652)	—	—	—
Acquisition of subsidiaries and businesses (note 29)	826,463	70,462	—	—
Write down business to fair value less costs to sell *	(3,349)	—	—	—
Foreign currency exchange differences	(15,168)	(31,716)	—	—

Closing net book amount at 30 June	1,166,534	532,240	—	—

*	As part of the Group’s strategic review post merger with Metal Management, Inc., the Group is considering offers to dispose of certain minor non-core businesses. As a result, the Group has written the net book value of goodwill in these businesses down to fair value less costs to sell.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
14 Intangibles — continued
(b) Impairment test for goodwill
Goodwill is allocated to the Group’s cash-generating units (CGU’s) identified according to country of operation.
A segment-level summary of the goodwill allocation is presented below.

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Australasia	26,870	13,788	—	—
North America	1,025,617	411,674	—	—
Europe	114,047	106,778	—	—

	1,166,534	532,240	—	—

The recoverable amount of all CGUs is determined based on value-in-use calculations. These calculations use a five year cash flow projection based on the 2009 financial budget approved by management plus an extrapolated four year forecast. Because of the uncertainties of the commodity markets in which the Group operates, each of the four years forecast is based on the average of the previous five years actual results (2004-2008) and the 2009 financial budget using a nil growth rate. A terminal value is included in the final year of the cash flow calculation using earnings multiples appropriate to the industry. The cash flows are discounted using an after tax weighted average cost of capital of 12%. The key assumptions used by management in preparing the 2009 financial budget relate to expected commodity prices and forecast sales volumes of key products for the next 12 months. These assumptions reflect past experience. The method and key assumptions are the same as used in the preceding year. The effect of reasonably possible changes in key assumptions has been reviewed by the Group and does not give rise a likely impairment at this time.

Intangibles	235,622	94,174	—	—

(a) Reconciliation of consolidated movements
Opening net book amount at 1 July	94,174	101,507	—	—
Transfer to SA Recycling LLC (equity accounted) (note 30)	(22,773)	—	—	—
Acceleration of amortisation	(1,094)	—	—	—
Amortisation charge (note 5)	(28,196)	(23,785)	—	—
Acquisition of subsidiaries and businesses (note 29)	211,478	28,778	—	—
Foreign currency exchange differences	(17,967)	(12,326)	—	—

Closing net book amount at 30 June	235,622	94,174	—	—

	Supplier
Consolidated	Relationships	Trade name	Permits	Contracts	Other	Total

At 1 July 2006
Cost	76,653	—	8,412	32,326	2,234	119,625
Accumulated amortisation and impairment	(10,791)	—	—	(6,857)	(470)	(18,118)

Net book amount	65,862	—	8,412	25,469	1,764	101,507

Year ended 30 June 2007
Opening net book amount	65,862	—	8,412	25,469	1,764	101,507
Additions — acquisition	28,516	—	262	—	—	28,778
Amortisation charge	(13,591)	—	—	(9,655)	(539)	(23,785)
Foreign currency exchange differences	(8,500)	—	(1,065)	(2,574)	(187)	(12,326)

Closing net book amount	72,287	—	7,609	13,240	1,038	94,174

At 30 June 2007
Cost	94,005	—	7,609	28,218	1,952	131,784
Accumulated amortisation and impairment	(21,718)	—	—	(14,978)	(914)	(37,610)

Net book amount	72,287	—	7,609	13,240	1,038	94,174

Year ended 30 June 2008
Opening net book amount	72,287	—	7,609	13,240	1,038	94,174
Additions — acquisitions	169,110	34,468	1,682	5,823	395	211,478
Transfer to SA Recycling LLC (equity accounted) (note 30)	(17,804)	—	(3,957)	—	(1,012)	(22,773)
Amortisation charge	(20,626)	(487)	—	(6,907)	(176)	(28,196)
Acceleration of amortisation	—	—	—	(1,094)	—	(1,094)
Foreign currency exchange differences	(13,071)	(2,151)	(1,039)	(1,584)	(122)	(17,967)

Closing net book amount	189,896	31,830	4,295	9,478	123	235,622

At 30 June 2008
Cost	219,799	32,308	4,295	25,499	195	282,096
Accumulated amortisation and impairment	(29,903)	(478)	—	(16,021)	(72)	(46,474)

Net book amount	189,896	31,830	4,295	9,478	123	235,622

Remaining weighted average amortisation period	10 years	19 years	Indefinite	2 years	4 years

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000
15 Trade and other payables

Current
Trade payables	805,367	298,001	—	—
Other payables	154,853	76,523	72	47
Deferred income	3,814	5,387	—	—
Amounts payable to subsidiaries	—	—	343,411	362,638

	964,034	379,911	343,483	362,685

Non-current
Other	2,270	—	—	—

16 Borrowings

Non-current (unsecured)
Bank loans	496,633	341,326	—	—

Unsecured bank loans are subject to guarantees/cross guarantees, cross defaults and indemnities (as appropriate) from the parent entity and some of its subsidiaries. Further information relating to interest rates, facility arrangements and fair values is set out in note 2.
17 Tax liabilities

Current
Income tax	131,429	41,374	40,756	20,316

Non-current
Deferred income tax
The balance comprises temporary differences attributed to:

Property, plant and equipment	109,464	74,312	—	—
Intangibles	68,485	37,161	—	—
Other	12,485	8,144	—	—

Total deferred tax liability	190,434	119,617	—	—

	Property,
	plant and
	equipment	Intangibles	Other	Total
Movements	$’000	$’000	$’000	$’000

Consolidated

At 1 July 2006	26,292	38,620	3,801	68,713
(Charged)/credited to the income statement	29,653	(8,619)	(1,515)	19,519
(Charged)/credited directly to equity	20,907	—	6,783	27,690
Acquisition of subsidiary	1,648	12,826	—	14,474
Foreign currency exchange differences	(4,188)	(5,666)	(925)	(10,779)

At 30 June 2007	74,312	37,161	8,144	119,617

Charged/(credited) to the income statement	(3,472)	(15,054)	435	(18,091)
(Charged)/credited directly to equity	11,693	—	(5,271)	6,422
Acquisition of subsidiary	36,587	49,460	9,686	95,733
Foreign currency exchange differences	(9,656)	(3,082)	(509)	(13,247)

At 30 June 2008	109,464	68,485	12,485	190,434

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
17 Tax liabilities continued
Non-current
Correction of error — Deferred income tax
In connection with the preparation of the 30 June 2008 financial statements, the Group determined that certain U.S. subsidiaries had not been providing for deferred taxes related to land revaluations.
For the financial year ended 30 June 2006, the unrecorded deferred tax liability (based on the Group’s U.S. tax rate of 38%) had the effect of overstating consolidated net assets, consolidated reserves and consolidated total equity by $1.921m and understating non-current deferred tax liabilities and total liabilities by $1.921m.
For the financial year ended 30 June 2007, the cumulative unrecorded deferred tax liability (based on the Group’s U.S. tax rate of 38%) had the effect of overstating net assets, consolidated reserves and consolidated total equity by $20.723m and understating non-current deferred tax liabilities and total liabilities by $20.723m. In addition, the statement of recognised income and expense was overstated by $18.802m in 2007 and $1.921m in 2006.
This non-cash error has been corrected by restating each of the affected financial statement lines for the prior years, as described above.
Basic and diluted earnings per share for 30 June 2007 and 30 June 2006 were not impacted by the correction of this error.
18 Provisions

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Current
Employee entitlements	21,004	16,095	—	—
Other	7,060	1,714	—	—

	28,064	17,809	—	—

Non-current
Employee entitlements	10,307	9,905	—	—
Environmental compliance	6,875	9,214	—	—
Contingent consideration — business combinations	17,547	—	—	—

	34,729	19,119	—	—

Movements in provisions
Movements in each class of provision during the financial year, other than employee benefits are set out below.

	Current	Non-current	Non-current
		Environmental	Contingent
	Other	Compliance	Consideration
	$’000	$’000	$’000
Consolidated — 2008
Carrying amount at start of year	1,714	9,214	—
Reclassifications (to)/from creditors	(26)	(1,260)	13,212
Additional provisions recognised	6,550	—	—
Payments	(1,161)	(5)	—
Transferred to SA Recycling LLC jointly controlled entity (note 30)	—	(3,206)	—
Acquisition of subsidiaries	—	3,696	4,596
Foreign currency exchange differences	(17)	(1,564)	(261)

Carrying amount at end of year	7,060	6,875	17,547

Other current provisions include estimates of claims against the Group in relation to stevedoring delays and material quality for ferrous exports. These claims are expected to be settled in the next financial year.
The environmental compliance provision is an estimate of costs for property remediation that will be required in the future. It is not expected that these costs will be incurred in the next financial year.
The contingent consideration provision is an estimate of final consideration payable in respect of business combinations likely to be paid in the future. The amounts are typically based on the future profitability of the businesses acquired. Refer to note 1(i).

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
19 Retirement benefit obligations
(a) Superannuation plans
Eligible employees of the Group are entitled to benefits from the Group’s superannuation plans on retirement, disability or death. During the year, five of the Group’s plans each had a defined benefit section. The defined benefit sections provide lump sum benefits based on years of service and final average salary. All other plans receive fixed contributions from Group companies and the Group’s legal or constructive obligation is limited to these contributions.
The following sets out details in respect of the defined benefits sections only. The expense recognised in relation to the defined contribution plans is disclosed in note 5.
(b) Balance sheet amounts
The amounts recognised in the balance sheet are determined as follows:

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Present value of the defined benefit obligation	81,559	69,976	—	—
Fair value of defined benefit plan assets	(76,731)	(77,430)	—	—

Net (asset)/liability in the balance sheet	4,828	(7,454)	—	—

The Group has no legal obligation to settle any liability with an immediate contribution or additional one off contributions. The Group intends to contribute to the defined benefit section of the plans at percentage rates of salaries in line with the actuaries latest recommendations as set out in note 19(h).
(c) Categories of plan assets
The major categories of plan assets are as follows:

Cash	18,816	3,839	—	—
Equity instruments	41,498	43,093	—	—
Debt instruments	9,675	19,597	—	—
Property	6,005	10,454	—	—
Other assets	737	447	—	—

	76,731	77,430	—	—

(d) Reconciliations
Reconciliation of the present value of the defined benefit obligation, which is partly funded (2007: fully funded):

Balance at the beginning of the year	69,976	87,062	—	—
Current service cost	2,012	2,663	—	—
Interest cost	3,933	3,921	—	—
Actuarial gains	(535)	(2,769)	—	—
Benefits paid	(3,333)	(4,637)	—	—
Contributions paid by members	496	567	—	—
Acquired in business combinations	14,002	—	—	—
Curtailment / settlement adjustment	—	(14,554)	—	—
Foreign currency exchange differences	(4,992)	(2,277)	—	—

Balance at the end of the year	81,559	69,976	—	—

Reconciliation of the fair value of plan assets:

Balance at the beginning of the year	77,430	82,232	—	—
Expected return on plan assets	5,466	4,968	—	—
Actuarial (losses) / gains	(11,825)	3,954	—	—
Contributions by Group companies	2,147	5,524	—	—
Contributions paid by members	496	567	—	—
Benefits paid	(3,333)	(4,637)	—	—
Acquired in business combinations	12,468	—	—	—
Curtailment / settlement adjustment	—	(12,828)	—	—
Foreign currency exchange differences	(6,118)	(2,350)	—	—

Balance at the end of the year	76,731	77,430	—	—

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
19 Retirement benefit obligations (continued)

	Consolidated			Parent entity
	2008	2007	2006	2008	2007
	$’000	$’000	$’000	$’000	$’000

(e) Amounts recognised in income statement

Current service cost	2,012	2,663	3,009	—	—
Interest cost	3,933	3,921	3,866	—	—
Expected return on plan assets	(5,466)	(4,968)	(4,472)	—	—
Curtailment / settlement gain	—	(1,726)	—	—	—

Total included in employee benefits expense	479	(110)	2,403	—	—

Actual return on plan assets	(6,359)	8,922	7,791	—	—

(f) Amounts recognised in statement of recognised income and expense

Actuarial (loss) / gain recognised in the year	(11,290)	6,723	5,921	—	—
Deferred tax	3,463	(1,512)	(2,052)	—	—

Defined benefit plan actuarial (loss)/gain (net of tax)	(7,827)	5,211	3,869	—	—

Cumulative actuarial (losses) / gains (gross of tax) recognised in the statement of recognised income and expense	(5,753)	5,537	(1,186)	—	—

(g) Principal actuarial assumptions

The principal actuarial assumptions used were as follows:

Australia
Discount rate	5.5%	5.3%	4.8%	—	—
Expected return on plan assets	8.0%	8.0%	8.0%	—	—
Future salary increases	5.0%	5.0%	5.0%	—	—

United Kingdom
Discount rate	6.2%	5.8%	5.3%	—	—
Expected return on plan assets	6.4%	5.8%	5.7%	—	—
Future salary increases	5.0%	4.8%	4.5%	—	—

USA
Discount rate	6.0%	—	—	—	—
Expected return on plan assets	8.0%	—	—	—	—
Future salary increases	3.5%	—	—	—	—

Europe
Discount rate	—	—	4.5%	—	—
Expected return on plan assets	—	—	4.5%	—	—
Future salary increases	—	—	3.0%	—	—
The expected rate of return on plan assets has been based on historical and future expectations of returns for each of the major categories of asset classes as well as the expected and actual allocation of plan assets to these major categories. This resulted in the selection of the weighted average returns of plan assets for each of the defined benefit plans as set out above.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
19 Retirement benefit obligations (continued)
(h) Employer Contributions
Employer contributions to the defined benefit section of the plans are based on recommendations by the plan’s actuaries. Actuarial assessments are made at no more than one year intervals, and the last such assessment was made as at 30 June 2008.
Australia
The objective of funding is to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable. To achieve this objective, the actuaries have adopted a method of funding benefits known as the aggregate funding method. This funding method seeks to have benefits funded by means of a total contribution which is expected to be a constant percentage of members’ salaries over their working lifetimes.
Using the funding method described above and particular actuarial assumptions as to the plan’s future experience (as detailed below), the actuary recommended in their review as at 30 June 2008, a contribution amount that would be sufficient to meet the company’s obligations to the defined benefit scheme. Total employer contributions expected to be paid by Group companies for the year ending 30 June 2009 is $1.3 m, parent entity $Nil.
The economic assumptions used by the actuaries to make the funding recommendations (depending on the fund) were a long term investment earning rate of 8.0% pa (2007: 8.0% pa) (net of fees and taxes), a salary increase rate of 5.0% pa (2007: 5.0% pa) together with an age related promotional scale, and an inflation rate of 5.5% pa (2007: 5.3% pa).
United Kingdom
The objective of funding is to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable. To achieve this objective, the actuary has adopted a method of funding benefits known as the attained age method. This seeks to have future benefit accrual funded by means of a total contribution which is expected to be a constant percentage of members’ salaries over their working lifetimes.
Using the funding method described above and particular actuarial assumptions as to the plan’s future experience (as detailed below), the actuary recommended in their review as at 30 June 2008, a contribution amount that would be sufficient to meet the company’s obligations to the defined benefit scheme. Total employer contributions expected to be paid for the year ending 30 June 2009 is approximately $1.130 m.
The economic assumptions used by the actuary for funding purposes used to make the funding recommendations were a long term investment return of 6.4% pa (2007: 5.75% pa), a salary increase rate of 5.0% (2007: 4.8% pa), and a discount rate of 6.2% pa (2007: 5.8% pa).

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
19 Retirement benefit obligations (continued)
(h) Employer Contributions (continued)
USA
The objective of funding is to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable. To achieve this objective, the actuary has adopted a method of funding benefits known as the attained age method. This seeks to have future benefit accrual funded by means of a total contribution which is expected to be a constant percentage of members’ salaries over their working lifetimes.
Using the funding method described above and particular actuarial assumptions as to the plan’s future experience (as detailed below), the actuary recommended in their review as at 30 June 2008, a contribution amount that would be sufficient to meet the company’s obligations to the defined benefit scheme. Total employer contributions expected to be paid for the year ending 30 June 2009 is $nil.
The economic assumptions used by the actuary for funding purposes used to make the funding recommendations were a long term investment return of 8.0% pa and a salary increase rate of 3.5% and a discount rate of 6.3% pa.
Europe
Effective 1 January 2006 the Group terminated its European defined benefits plan. The final assets and benefit obligations, as determined by an independent actuary, were transferred from the Sims Group Dutch Pension Scheme to an industry wide multi-employer plan (BPME). An obligation to contribute a further $2.066m to BPME has been recognised in other creditors at 30 June 2007 and has been included in determining the net gain on terminating the plan.
The BPME plan is a defined benefit plan. However, the Group has been advised by BPME that because it is a multi-employer plan insufficient information is available to enable the Group to account for the plan as a defined benefit plan. Accordingly, this plan has been accounted for as though it were a defined contribution plan.
Prior to the termination of the Sims Group Dutch Pension Scheme, the objective of funding was to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable. To achieve this objective, the actuary adopted a method of funding benefits known as the attained age method. This sought to have future benefit accrual funded by means of a contribution which is expected to be a constant percentage of members’ salaries over their working lifetimes.

		Consolidated
	2008	2007	2006	2005
	$’000	$’000	$’000	$’000
(i) Historic summary

Defined benefit plan obligation	81,559	69,976	87,062	82,913
Plan assets	(76,731)	(77,430)	(82,232)	(60,720)

Deficit/(surplus)	4,828	(7,454)	4,830	22,193

Experience adjustments arising on plan liabilities	(535)	(2,769)	(2,602)	9,687
Experience adjustments arising on plan assets	11,825	(3,954)	(3,319)	(2,580)

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
20 Contributed equity

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000
(i) Share capital
Ordinary shares — fully paid	2,325,924	811,976	3,646,580	2,132,632

Movement in ordinary share capital — fully paid

	Number of shares issued			Equity carrying amount
	by :			$’000
		Sims
		Group	Issue price		Parent Entity
Details	Date	Limited	$	Consolidated	**

Opening Balance	1 July 2006	124,317,284	—	780,108	2,100,764
Issued under the dividend reinvestment plan	20 October 2006	742,970	20.91	15,536	15,536

Exercise of performance rights under the Former LTI Plan	31 October 2006	20,000	—	—	—
Shares issued under the employee share plan recognised as issued following repayment of associated employee loans.	1 July 2006 - 30 June 2007	127,361	14.99	1,872	1,872
Issued under the dividend reinvestment plan	10 April 2007	640,065	22.59	14,460	14,460

Exercise of performance rights under the Former LTI Plan	4 May 2007	3,983	—	—	—

Balance	30 June 2007	125,851,663		811,976	2,132,632

Issued under the dividend reinvestment plan	19 October 2007	330,581	29.97	9,908	9,908

Exercise of performance rights under the Former LTI Plan	Various	52,711	—	—	—
Vesting of restricted stock units under the Former LTI Plan	Various	123,431	—	—	—

Shares issued under the employee share plan recognised as issued following repayment of associated employee loans.	1 July 2007 - 30 June 2008	15,517	14.99	233	233
Shares issued under the employee share plan recognised as issued following repayment of associated employee loans.	1 July 2007 - 30 June 2008	67,142	18.73	1,258	1,258
Issued on acquisition of Metal Management Inc	18 March 2008	53,217,567	28.00	1,490,090	1,490,090
Issued on acquisition of Metal Management Inc	18 March 2008	256,250	—	—	—
Issued under the dividend reinvestment plan	9 April 2008	286,836	28.64	8,215	8,215
Exercise of options issued under the Sims Group Limited Transition Incentive Stock Plan (SGLTISP)	13 May 2008	123,000	23.59	2,902	2,902
Exercise of options issued under the SGLTISP	13 May 2008	61,500	16.00	984	984
Exercise of options issued under the SGLTISP	3 June 2008	30,750	11.66	358	358

Balance at the end of the financial year for accounting purposes	30 June 2008	180,416,948		2,325,924	3,646,580

Issue of ordinary shares under the employee share plan deemed to be options for accounting purposes (note 27(ii)(a))	22 July 2005	44,286		—	—

Issue of ordinary shares under the employee share plan deemed to be options for accounting purposes (note 27(ii)(a))	28 July 2006	64,403		—	—

Balance at the end of the financial year per share register	30 June 2008	180,525,637		2,325,924	3,646,580

**	Refer to the accounting policy in respect of the basis of preparation and accounting for reverse acquisition (note 1(a))
Ordinary shares
Ordinary shares as traded on the Australian Securities Exchange entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of shares held. Voting rights attaching to the ordinary shares are, on a show of hands, one vote for every person present as a member, proxy, attorney or representative thereof and, on a poll, one vote per share for every member present in person or by proxy, attorney or representative. Ordinary shares have no par value. The Group’s shares also trade on the New York Stock Exchange in the form of American Depositary Shares (‘ADS’) with one ordinary share equalling one ADS. ADSs have the same rights as ordinary shares including participation in dividends and voting rights.
(ii) Options including ordinary shares deemed to be options noted above
Further details on options are set out in note 27. With the exception of the shares issued under the Sims Group Former Employee Share Plan, options carry no voting rights.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
21 Statements of changes in equity

		Consolidated		Parent entity
		2008	2007	2008	2007
	Notes	$’000	$’000	$’000	$’000
Total equity at the beginning of the financial year		1,279,430	1,196,785	2,144,330	2,103,729
Effect of correction of error
Recognition of intangible asset amortisation	14	—	(11,666)	—	—
Recognition of deferred tax on US subsidiaries land revaluations	17	—	(1,921)	—	—

Restated total equity at the beginning of the financial year		1,279,430	1,183,198	2,144,330	2,103,729
Total recognised income and expense for the year		312,636	211,555	169,292	155,924
Transactions with equity holders in their capacity as equity holders:
Dividends provided for or paid	23	(174,712)	(150,022)	(174,712)	(150,022)
Share ownership and option plan expense (net of tax)	22	20,263	2,831	20,263	2,831
Share option assumed from acquisition of Metal Management Inc	29	10,523	—	10,523	—
Issue of ordinary shares, net of transaction costs	20	1,513,948	31,868	1,513,948	31,868

Total equity at the end of the financial year		2,962,088	1,279,430	3,683,644	2,144,330

22 Reserves and retained profits

Reserves
Asset revaluation reserve		146,078	115,754	—	—
Share-based payments reserve		36,141	5,355	36,141	5,355
Cash flow hedging reserve		(607)	9,049	—	—
Foreign currency translation reserve		(220,626)	(83,438)	—	—

		(39,014)	46,720	36,141	5,355

Movements in reserves were:
Asset revaluation reserve
Balance 1 July		115,754	75,714	—	—
Increment on revaluation of land, buildings and leasehold improvements		45,838	60,947	—	—
Deferred tax on current year movements		(11,693)	(20,907)	—	—
Transfer to retained profits		(3,821)	—	—	—

Balance 30 June		146,078	115,754	—	—

Share-based payments reserve
Balance 1 July		5,355	2,524	5,355	2,524
Share ownership and option plan expense 27(iv)		13,388	2,831	13,388	2,831
Share option assumed from acquisition of Metal Management
Inc 29		10,523	—	10,523	—
Deferred tax on current year movements		6,875	—	6,875	—

Balance 30 June		36,141	5,355	36,141	5,355

Cash flow hedging reserve
Balance 1 July		9,049	(72)	—	—
Revaluation		(13)	14,320	—	—
Deferred tax on revaluation		(594)	(5,271)	—	—
Transfer to net profit — gross		(14,320)	360	—	—
Deferred tax on transfer to net profit		5,271	(288)	—	—

Balance 30 June		(607)	9,049	—	—

Foreign currency translation reserve
Balance 1 July		(83,438)	(1,269)	—	—
Currency exchange differences arising during the year		(137,188)	(82,169)	—	—

Balance 30 June		(220,626)	(83,438)	—	—

Asset revaluation reserve
The asset revaluation reserve is used to record increments and decrements on the revaluation of non-current assets, as described in note 1(r). The balance standing to the credit of the reserve may be used to satisfy the distribution of bonus shares to shareholders and is only available for the payment of cash dividends in limited circumstances as permitted by law.
Share-based payments reserve
The share-based payments reserve is used to recognise the fair value of options issued but not exercised and the fair value of shares issued to employees.
Cash flow hedging reserve
The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in note 1(p). Amounts are recognised in profit and loss when the associated hedged transaction affects profit and loss.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
22 Reserves and retained profits (continued)
Foreign currency translation reserve
Exchange differences arising on translation of investment in the net assets of foreign controlled entities are taken to the foreign currency translation reserve, as described in note 1(d). The reserve is recognised in profit and loss when the net investment is disposed of.

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000
Retained profits
Retained profits at the beginning of the financial year	420,734	337,840	6,343	441
Effect of correction of error
Recognition of intangible asset amortisation (note 14)	—	(11,647)	—	—

Restated retained profits at the beginning of the financial year	420,734	326,193	6,343	441
Net profit attributable to members of Sims Group Limited	433,162	239,352	169,292	155,924
Dividends paid (note 23)	(174,712)	(150,022)	(174,712)	(150,022)
Actuarial gain/(loss) on retirement benefit obligations (net of tax)	(7,827)	5,211	—	—
Transfers from reserves	3,821	—	—	—

Retained profits at the end of the financial year	675,178	420,734	923	6,343

23 Dividends

	Consolidated			Parent entity
	2008	2007	2006	2008	2007
	$’000	$’000	$’000	$’000	$’000
Ordinary shares

Final dividend for the year ended 30 June 2007 paid at 60c per share franked at 51% based on tax paid at 30% (2006: Final dividend for the year ended 30 June 2006 paid at 60c per share franked at 51% based on tax paid at 30%) (2005: Final dividend for the year ended 30 June 2005 paid at 70c per share plus an additional special dividend of 20c per share both franked at 60% based on tax paid at 30%)	75,699	74,782	82,329	75,699	74,782

Interim dividend for the year ended 30 June 2008 paid at 55c per share, franked at 47% based on tax paid at 30% (2007: Interim dividend for the year ended 30 June 2007 paid at 60c per share, franked at 57% based on tax paid at 30%) (2006: Interim dividend for the year ended 30 June 2006 paid at 45c per share, franked at 47% based on tax paid at 30%)	99,013	75,240	45,981	99,013	75,240

Total dividends paid	174,712	150,022	128,310	174,712	150,022
Shares issued under the dividend reinvestment plan	(18,123)	(29,996)	(15,018)	(18,123)	(29,996)

Total cash dividends paid	156,589	120,026	113,292	156,589	120,026

Dividends not recognised at year end

Since year end the directors have determined the payment of a final dividend of 65c per share plus an additional special dividend of 10c per share, both franked at 23% based on tax paid at 30%. The aggregate amount of the proposed dividend expected to be paid on 27 October 2008 out of consolidated retained profits at 30 June 2008, but not recognised as a liability at year end	135,395	75,660	74,702	135,395	75,660

Franked dividends

The franked portion of dividends determined after 30 June 2008 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 June 2009.

Franking credits available for the subsequent financial year based on tax rate of 30% (2007: 30%, 2006: 30%)	47,786	30,706	22,777	47,786	30,706

The above amounts represent the balances of the franking accounts as at the end of the financial year, adjusted for:
(a)	franking credits that will arise from the payment of income tax payable as at the end of the financial year

(b)	franking debits that will arise from the payment of dividends recognised as a liability as at the reporting date, and

(c)	franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date.
The impact on the franking account of the dividend determined by the directors since year end, but not recognised as a liability at year end, will be a reduction in the franking account of $13.4m (2007: $16.5m, 2006: $16.3m).

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
24 Contingent liabilities

Consolidated		Parent entity
2008	2007	2008	2007
$’000	$’000	$’000	$’000
Details and estimated maximum amounts of contingent liabilities (for which no amounts are recognised in the financial statements) arising in respect of:
Guarantees
The parent entity, subsidiaries, joint venture operations, jointly controlled entities and associated companies have given a number of guarantees in respect of the performance of contracts and workers compensation insurance entered into in the ordinary course of business.

Bank Guarantees — subsidiaries	22,869	7,917	—	—
Borrowing guarantee — SA Recycling LLC jointly controlled entity	129,857	—	—	—

	152,726	7,917	—	—

Subsidiaries
Under the terms of a Deed of Cross Guarantee entered into in accordance with ASIC Class Order 98/1418 (as amended by Class Orders 98/2107, 00/0321, 01/1087, 02/0248 and 02/1017) the parent entity has undertaken to meet any shortfall which might arise on the winding up of controlled entities which are party to the deed as described in note 29. The controlled entities are not in liquidation and there is no indication that they will be wound up.
25 Capital expenditure commitments

Total capital expenditure contracted for at the balance date but not recognised in the financial statements and payable not later than one year
– for the acquisition of plant and equipment	24,624	9,482	—	—
– for the acquisition of land and buildings	935	4,473	—	—

	25,559	13,955	—	—

Commitments included above relating to joint venture operations, jointly controlled entities and associates.
– for the acquisition of plant and equipment	220	—	—	—

	220	—	—	—

26 Lease commitments

Commitments in relation to leases contracted for at balance date but not recognised as liabilities, payable:
Not later than one year	60,010	35,834	—	—
Later than one, but not later than three years	90,661	62,500	—	—
Later than three, but not later than five years	39,841	24,125
Later than five years	61,695	54,542	—	—

	252,207	177,001	—	—

Representing:
Cancellable operating leases	3,624	3,510	—	—
Non-cancellable operating leases	248,583	173,491	—	—

	252,207	177,001	—	—

Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:
Not later than one year	58,187	34,229	—	—
Later than one, but not later than three years	88,860	72,570
Later than three, but not later than five years	39,841	12,150	—	—
Later than five years	61,695	54,542	—	—

	248,583	173,491	—	—

The above amounts include the Group’s share of joint ventures, jointly controlled entities and associates.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
27 Share ownership plans
The Group’s share ownership plans are designed to link the rewards of senior executives and employees to the long-term performance of the Group and the returns generated for shareholders. Details of the schemes in respect of which options and awards are outstanding are set out below.
(i) Long Term Incentive Plan
The Sims Group Long Term Incentive Plan (‘LTI Plan’) was established in the 2008 financial year. Grants under the LTI Plan are either in the form of performance rights or Restricted Stock Units (RSU’s), collectively ‘Rights’ and are made by the Board following the endorsement of the company’s Remuneration Committee. The LTI Plan also provides for cash-settled Rights which are determined by the Board or the employee at the date of the grant. A Right is a contractual right to acquire an ordinary share for nil consideration. Holders of Rights are not entitled to dividends over the term of the relevant vesting period.
In the 2008 financial year, Rights were issued to senior executives and other employees. The Rights vest in line with achievement of continuous service and, in respect of 50% of an award of Rights, market based performance criteria and, for the remaining 50%, non-market based performance criteria. The continuous service criterion is met if the participant is in the employ of the Group at vesting, generally three years from the date of grant. Market based performance criteria are satisfied if the Group’s total shareholder return (‘TSR’) over the three financial years from 1 July 2007 is at the 51st percentile or higher against a comparator group of companies. Non-market based performance criteria are satisfied if the cumulative compound growth in diluted earnings per share (‘EPS’) of the Group over the three financial years from 1 July 2007 is between 5% and 10% when assessed against the Group’s EPS in the 2007 financial year.
Special one-time Rights were granted to certain senior executives and employees who were employees for the Group in the 2003 financial year so that they were not disadvantaged in transitioning to the LTI Plan. These Rights vest in three tranches, with the first two tranches vesting one year and two years, respectively, from the grant date, and subject to the Group achieving EPS growth of between 5% and 10% over the five financial years from 1 July 2003 and 1 July 2004 respectively. The third tranche vests in accordance with the criteria outlined in the paragraph above.
Rights granted to employees within the Sims Recycling Services (‘SRS’) division have 50% of their award subject to an SRS Earnings before Interest, Tax, Depreciation and Amortisation (‘EBITDA’) performance hurdle in lieu of an EPS hurdle. The EBITDA performance hurdle is determined by reference to SRS’ cumulative compound EBITDA growth for the three financial years from 1 July 2007 (which must be at least 15%, and is then prorated between 15% and 25%) when assessed against SRS’ EBITDA in the 2007 financial year.
If any Rights remain unvested at the end of year three, then they will be retested over the four year performance period concluding at the end of year four. If any Rights remain unvested at the end of year four, they will be retested over the five year performance period concluding at the end of year five.
In the 2008 financial year, total Rights granted were 806,960 comprised of 659,758 performance rights and 147,202 RSUs. All the Rights were outstanding as at the 30 June 2008 balance sheet date. The fair value of the Rights ranged from $12.39 to $25.16 per share based on the vesting schedule and the performance criteria. Fair value was determined by utilising the assumptions underlying the Black-Scholes methodology to produce a Monte-Carlo simulation model which allows for the incorporation of TSR hurdles that can impact the number of Rights that vest. Key assumptions include expected volatility of 30%, a dividend yield of 6.0% pa, a risk free rate of 6.43% pa and a share price at valuation date of $26.72.
(ii) Former Long Term Incentive Plan
The former Executive Long Term Incentive Plan (‘Former LTI Plan’) was established to encourage employees to share in the ownership of the Group. Offers of shares under the Former LTI Plan were made at the discretion of the Board following the endorsement of the company’s Remuneration Committee. The Former LTI Plan had three components: (a) employee share plan; (b) restricted stock units; and (c) performance rights.
(a) Employee share plan
Offers of shares under the employee share plan were made to Australian based senior executives and employees in the 2006 financial year and the 2007 financial year. The Group provided financial assistance in the form of a share secured non-interest bearing employee loan. The loan is repayable in full within five years after the financial assistance is provided or such longer period and in such a manner as the Group may determine.
The beneficial ownership of the shares vest with employees in line with achievement of continuous service and non-market based performance criteria. The continuous service criterion is met if the ‘Participant’ is in the employ of the Group at vesting. Periods of continuous service vary from one to three years, while non-market based performance criteria are satisfied if the average annual compound growth in EPS of the Group of between 5% and 10% is achieved over periods which vary between three and five years. There is no reward if less than 5% EPS growth is achieved. Holders of these shares are entitled to dividends over the term of the relevant vesting period.
No loans were advanced (2007: $2,463,838) nor shares granted (2007: 131,545 at $18.73 per share) to employees under the employee share plan during the 2008 financial year.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
27 Share ownership plans — continued
Set out below is a summary of the employee share plan:

	2008		2007
		Weighted		Weighted
	Number	Average	Number	Average
	of	Exercise	of	Exercise
	Shares	Price	Shares	Price

Balance at beginning of financial year	191,348	$17.56	196,784	$14.99
Granted in the financial year	—	$0.00	131,545	$18.73
Redemptions in the financial year	(82,659)	$18.03	(127,361)	$14.99
Forfeited in the financial year	—	$0.00	(9,620)	$14.99

Balance at end of financial year	108,689	$17.21	191,348	$17.56

Exercisable at end of financial year	46,818	$17.42	31,952	$14.99
The fair value of shares granted in the 2007 financial year ranged from $6.78 to $7.66 per share. Fair value was determined by using the Monte-Carlo simulation model. Key assumptions include expected volatility of 2 5%, the relevant vesting period, a dividend yield of 5.5% pa, a risk free rate of 5.9% pa and an assessment of the probability of achievement of continuous service and non-market based performance criteria.
(b) Restricted stock units
Set out below is a summary of RSUs granted under the Former LTI Plan:

	2008		2007
		Weighted		Weighted
		Average		Average
	Number	Grant	Number	Grant
	of	Date	of	Date
	RSUs	Fair Value	RSUs	Fair Value

Balance at beginning of financial year	232,011	$14.38	280,708	$14.72
Granted in the financial year	53,552	$18.59	11,028	$7.66
Vested in the financial year	(123,431)	$14.72	—	$0.00
Forfeited in the financial year	(29,863)	$14.72	(59,725)	$14.72

Unvested balance at end of financial year	132,269	$15.70	232,011	$14.38

RSUs were issued to senior executives and certain employees in the 2008 financial year and vest based on continuous service over a period of three years. For RSUs issued in the 2007 financial year, the vesting is based on both continuous service and non-market based performance criteria. The continuous service criterion is met if the employee is in the employ of the Group at the vesting date of 1 September 2009. Non-market based performance criteria are satisfied if the average annual compound growth in EPS of the Group is between 5% and 10% over the period of three financial years commencing the 2007 financial year. There is no reward if less than 5% EPS growth is achieved.
The fair value of RSUs granted in the 2008 financial year was calculated based on the weighted average value of the ordinary shares during the five trading days immediately preceding the grant date and included an assessment of the probability of achievement of continuous service.
The fair value of RSUs granted in the 2007 and 2008 financial years was determined using the Monte-Carlo Binomial Options Pricing Model as these grants have performance based vesting targets. Valuation assumptions include expected volatility of 28.5% pa, the relevant vesting period, a dividend yield of 5.5% pa, a risk free rate of 5.9% pa and an assessment of the probability of achievement of continuous service and non-market based performance criteria.
(c) Performance rights
Set out below are the movements during the period of all performance rights issued under the Former LTI Plan:

				Balance at	Granted	Exercised	Forfeited	Balance at
			Exercise	start of the	during the	during the	during the	end of the
2008	Grant date	Expiry date	price	year	year	year	year	year

	31 Oct 2005	30 Oct 2010	Nil	95,930	—	(23,983)	—	71,947
	18 Nov 2005	30 Oct 2008	Nil	29,978	—	(14,989)	—	14,989
	10 Jul 2006	30 Jun 2009	Nil	10,444	—	(2,611)	—	7,833
	28 Jul 2006	1 Sep 2009	Nil	16,359	—	(11,128)	(1,652)	3,579
	1 Jul 2007	30 Apr 2010	Nil	—	44,803	—	—	44,803
	17 Sep 2007	30 Apr 2010	Nil	—	42,088	—	—	42,088

				152,711	86,891	(52,711)	(1,652)	185,239

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
27 Share ownership plans — continued

					Granted	Exercised		Balance at
			Exercise	Balance at	during the	during the	Forfeited	end of the
2007	Grant date	Expiry date	price	start of the year	year	year	during the year	year

	31 Oct 2005	30 Oct 2010	Nil	119,913	—	(23,983)	—	95,930
	18 Nov 2005	30 Oct 2008	Nil	29,978	—		—	29,978
	10 Jul 2006	30 Jun 2009	Nil	—	10,444	—	—	10,444
	28 Jul 2006	1 Sep 2009	Nil	—	16,359	—	—	16,359

				149,891	26,803	(23,983)	—	152,711

Performance rights were granted in the 2008 financial year to certain senior executives with the vesting criteria based primarily on achieving continuous service until 30 April 2010. The performance rights granted on 10 July 2006 vest evenly over three years based on continuous service and the achievement of annual compound growth in the Group’s EPS of 8% in each year. For the performance rights granted on 28 July 2006, vesting is based on continuous service and achievement of non-market based performance criteria. Continuous service varies from one to three years, while non-market based performance criteria are satisfied if the average annual compound growth in EPS of the Group of between 5% and 10% is achieved over periods which vary between three and five years.
The fair value of performance rights were calculated as at the grant date using the Monte-Carlo simulation model. For performance rights granted in the 2008 financial year, the weighted average fair value was $23.17 per share and key assumptions included a dividend yield of 6.0% pa, a risk free rate of 6.39% pa and the value of an ordinary share on the grant date. For performance rights granted in the 2007 financial year, the weighted average fair value was $11.77 per share and was determined using similar assumptions as those used for the Former LTI Plan shares granted in the 2007 financial year.
(iii) Transition Incentive Stock Plan related to the Metal Management Inc merger
In accordance with the terms and conditions of the merger agreement with Metal Management Inc, the Sims Group Limited Transition Incentive Plan (‘SGLTIP’) was established. The SGLTIP assumed the rights and obligations of Metal Management Inc under its former plan (‘MMI Plan’). The company assumed both stock options and restricted stock from the MMI Plan. No additional grants can be made under the SGLTIP.
(a) Stock options
The company assumed the rights and obligations of all outstanding stock options granted pursuant to the MMI Plan. The stock options were held by the former directors of Metal Management Inc who became directors of the company on the merger date. Each outstanding Metal Management Inc stock option was converted into 2.05 options of the company. In addition, the exercise price of each Metal Management Inc option was converted at the same exchange ratio. All the stock options assumed were fully vested and therefore the fair value of the stock options assumed was recorded as a component of the purchase price for Metal Management Inc.
The weighted average fair value of stock options assumed was $11.04 per share and calculated using the Black-Scholes model taking into account the value of an ordinary share on the merger date, the exercise price of each option and the remaining term of each option. Other key assumptions included the risk free interest rate, which ranged from 5.99% to 6.15% pa, a dividend yield of 4.2% pa, and a volatility of 34%.
Set out below is a summary of stock options under the SGLTIP:

	2008
		Weighted
	Number	Average
	of	Exercise
	Options	Price

Balance at beginning of financial year	—	$0.00
Assumed in the financial year	953,250	$18.07
Exercised in the financial year	(215,250)	$20.89
Forfeited in the financial year	—	$0.00

Balance at end of financial year	738,000	$17.24

Exercisable at end of financial year	738,000	$17.24
The weighted average share price at the date of exercise for options exercised in the 2008 financial year was $36.75. The weighted average remaining contractual life of options outstanding at the 30 June 2008 balance sheet date was 4.80 years.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
27 Share ownership plans — continued
Information relating to outstanding options at the end of the 2008 financial year was as follows:

		Exercise
Grant date	Expiry date	price	Number

14 Mar 2008	16 Jan 2014	$9.49	61,500
14 Mar 2008	16 Apr 2014	$9.71	20,500
14 Mar 2008	16 Jan 2014	$14.19	205,000
14 Mar 2008	7 Apr 2011	$16.94	123,000
14 Mar 2008	16 Jan 2014	$18.92	205,000
14 Mar 2008	2 Apr 2012	$24.98	123,000

			738,000

(b) Restricted stock
The Group assumed the rights and obligations of all unvested restricted stock granted pursuant to the MMI Plan. The restricted stock assumed is held by certain employees other than the former CEO and former CFO of Metal Management Inc. The restricted stock vests evenly over three years based on continuous service. The holder of the restricted stock is entitled to dividends and voting rights during the period of restriction. Each unvested restricted stock was converted into 2.05 restricted shares of the company. The fair value of restricted shares assumed was $28.00 per share based on the value of an ordinary share of the company on the date of the merger.
Set out below is a summary of restricted shares under the SGLTIP:

	2008
		Weighted
		Average
	Number	Grant
	of	Date
	Shares	Fair Value

Balance at beginning of financial year	—	$—
Assumed in the financial year	256,250	$28.00
Vested in the financial year	—	$—
Forfeited in the financial year	(6,765)	$28.00

Unvested balance at end of financial year	249,485	$28.00

(iv) Effect of share based payments on profit and loss
Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated			Parent entity
	2008	2007	2006	2008	2007
	$’000	$’000	$’000	$’000	$’000

Employee Share Plan	—	922	886	—	—
LTI Plan	10,633	—	—	—	—
Former LTI Plan — Restricted stock units	943	1,237	1,350	—	—
Former LTI Plan — Performance rights	866	672	288	—	—
Transition incentive stock plan	1,228	—	—	—	—

Total (note 22)	13,670	2,831	2,524	—	—

The total carrying amount of liabilities for cash-settled share-based arrangements at 30 June 2008 was $282,000 (2007: $0).

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
28 Key management personnel disclosures
(a) Other key management personnel
In addition to the executive directors, the following persons also had the authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:

Name	Position
A Ratner	President — North America — Operations (commenced 14 March 2008)
R Larry	Chief Financial Officer (commenced 14 March 2008)
R Kelman	President — North America — Commercial (commenced 14 March 2008)
DR McGree	Managing Director — Simsmetal Australia & New Zealand
WT Bird	Managing Director — Metals Recycling — UK
G Davy	Managing Director — Sims Recycling Solutions — Europe & North America
(b) Key management personnel compensation

	Consolidated		Parent entity
	2008	2007	2008	2007
	$	$	$	$
Short-term benefits	15,238,590	8,787,184	2,777,023	2,369,430
Long-term benefits	262,147	1,182,608	—	—
Post-employment benefits	657,347	690,771	—	—
Termination benefits	—	1,456,170	—	—
Share based payments	7,437,748	1,184,890	—	—

	23,595,832	13,301,623	2,777,023	2,369,430

The company has taken advantage of the relief provided by Corporations Regulation 2M.6.04 and has transferred the detailed remuneration disclosures to the directors’ report. The relevant information can be found in the remuneration report.
(c) Equity instrument disclosures relating to key management personnel
(i) Options provided as remuneration and shares issued on exercise of such options
Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in the remuneration report.
(ii) Option holdings
The numbers of options over ordinary shares in the company held during the financial year by each director of Sims Group Limited and other key management personnel, including their personally related parties, are set out below.

	Balance at
2008	start of the	Granted as			Balance at end	Vested and
Name	year	compensation	Exercised	Other changes	of the year	exercisable	Unvested

Directors of Sims Group Limited
PK Mazoudier	—	—	—	—	—	—	—
JL Sutcliffe
Employee share plan	36,738	—	(36,738)	—	—	—	—
Performance rights	95,930	224,534	(23,983)	—	296,481	—	296,481
RB Cunningham
Employee share plan	10,417	—	(10,417)	—	—	—	—
Performance rights	29,978	66,847	(14,991)	—	81,834	—	81,834
JM Feeney	—	—	—	—	—	—	—
M Iwanaga	—	—	—	—	—	—	—
C Renwick, AM	—	—	—	—	—	—	—
P Varello	—	—	—	—	—	—	—
D Dienst (appointed 14 March 2008)	—	—	—	410,000	410,000	410,000	—
NR Bobins (appointed 14 March 2008)	—	—	(123,000)	123,000	—	—	—
JT DiLacqua (appointed 14 March 2008)	—	—	(61,500)	61,500	—	—	—
R Lewon (appointed 14 March 2008)	—	—	—	123,000	123,000	123,000	—
GE Morris (appointed 14 March 2008)	—	—	(30,750)	235,750	205,000	205,000	—
GN Brunsdon (resigned 21 November 2007)	—	—	—	—	—	—	—
B Every (resigned 21 November 2007)	—	—	—	—	—	—	—

	173,063	291,381	(301,379)	953,250	1,116,315	738,000	378,315

Other key management personnel of the Group
A Ratner
Restricted stock award	—	29,629	—	—	29,629	—	29,629
R Larry
Restricted stock award	—	—	—	—	—	—	—
R Kelman
Restricted stock units	59,725	—	(29,863)	—	29,862	14,931	14,931
Performance rights	—	24,644	—	—	24,644	—	24,644
DR McGree						—	—
Employee share plan	8,185	45,693	—	—	53,878	—	53,878
Performance rights	—	21,044	—	—	21,044	—	21,044
WT Bird
Performance rights	2,788	54,785	—	—	57,573	—	57,573
G Davy
Performance rights	3,003	70,487	—	—	73,490	—	73,490

	73,701	246,282	(29,863)	—	290,120	14,931	275,189

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
28 Key management personnel disclosures (continued)
(c) Equity instrument disclosures relating to key management personnel (continued)

	Balance at
2007	start of the	Granted as			Balance at end	Vested and
Name	year	compensation	Exercised	Other changes	of the year	exercisable	Unvested

Directors of Sims Group Limited
PK Mazoudier	—	—	—	—	—	—	—
J Neu (resigned 6 June 2007)	—	—	—	—	—	—	—
JL Sutcliffe
Employee share plan	90,517	36,738	—	(90,517)	36,738	—	36,738
Performance rights	119,913	—	(23,983)	—	95,930	—	95,930
RB Cunningham
Employee share plan	11,879	10,417	(11,879)	—	10,417	—	10,417
Performance rights	29,978	—	—	—	29,978	—	29,978
GN Brunsdon	—	—	—	—	—	—	—
B Every	—	—	—	—	—	—	—
JM Feeney	—	—	—	—	—	—	—
M Iwanaga (appointed 12 June 2007)	—	—	—	—	—	—	—
C Renwick, AM (appointed 12 June 2007)	—	—	—	—	—	—	—
P Varello	—	—	—	—	—	—	—

	252,287	47,155	(35,862)	(90,517)	173,063	—	173,063

Other key management personnel of the Group
R Kelman
Restricted stock units	59,725	—	—	—	59,725	14,931	44,794
CR Jansen (resigned 31 December 2006)
Restricted stock units	59,725	—	—	(59,725)	—	—	—
DR McGree						—	—
Employee share plan	9,427	8,185	(9,427)	—	8,185	—	8,185
WT Bird
Performance rights	—	2,788	—	—	2,788	—	2,788
G Davy
Performance rights	—	3,003	—	—	3,003	—	3,003

	128,877	13,976	(9,427)	(59,725)	73,701	14,931	58,770

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
28 Key management personnel disclosures (continued)
(iii) Share holdings
The numbers of shares in the company held during the financial year by each director of Sims Group Limited and other key management personnel of the Group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

		Received
		during the
	Balance at	year on the		Balance at
2008	start of the	exercise of	Other changes	end of the
Name	year	options	during the year	year

Directors of Sims Group Limited
PK Mazoudier	14,082	—	557	14,639
JL Sutcliffe	15,517	60,721	(23,983)	52,255
RB Cunningham	—	25,408	(25,408)	—
GN Brunsdon (resigned 21 November 2007)	3,497	—	(3,497)	—
B Every (resigned 21 November 2007)	4,000	—	(4,000)	—
JM Feeney	25,504	—	230	25,734
P Varello	4,600	—	1,625	6,225
M Iwanaga	—	—	—	—
C Renwick, AM	—	—	1,444	1,444
D Dienst (appointed 14 March 2008)	—	—	1,156,872	1,156,872
NR Bobins (appointed 14 March 2008)	—	123,000	(68,400)	54,600
JT DiLacqua (appointed 14 March 2008)	—	61,500	(61,500)	—
R Lewon (appointed 14 March 2008)	—	—	—	—
GE Morris (appointed 14 March 2008)	—	30,750	(10,750)	20,000

	67,200	301,379	963,190	1,331,769

Other key management personnel of the Group
A Ratner	—	—	—	—
R Larry	—	—	90,972	90,972
R Kelman	—	—	—	—
DR McGree	—	—	—	—
WT Bird	—	—	—	—
G Davy	—	—	—	—

	—	—	90,972	90,972

		Received
		during the
	Balance at	year on the		Balance at
2007	start of the	exercise of	Other changes	end of the
Name	year	options	during the year	year

Directors of Sims Group Limited
PK Mazoudier	14,082	—	—	14,082
J Neu, Vice Chairman (resigned 6 June 2007)	32,263,924	—	(32,263,924)	—
JL Sutcliffe	100,517	23,983	(108,983)	15,517
RB Cunningham	11,879	—	(11,879)	—
GN Brunsdon	3,312	—	185	3,497
B Every	4,000	—	—	4,000
JM Feeney	25,504	—	—	25,504
P Varello	—	—	4,600	4,600
M Iwanaga (appointed 12 June 2007)	—	—	—	—
C Renwick, AM (appointed 12 June 2007)	—	—	—	—

	32,423,218	23,983	(32,380,001)	67,200

The shares issued to J Neu formed part of the consideration paid for the purchase by Sims Group Limited of the recycling operations in North America from Hugo Neu Corporation.

Other key management personnel of the Group
R Kelman	—	—	—	—
CR Jansen (resigned 31 December 2006)	19,909	—	(19,909)	—
DR McGree	9,427	—	(9,427)	—
WT Bird	—	—	—	—
G Davy	—	—	—	—

	29,336	—	(29,336)	—

(d) Other transactions with key management personnel
Transactions entered into with directors of Sims Group Limited and other key management personnel of the Group, including their personally related parties are at normal commercial terms. During the year, a company related to P Varello was paid US$6,000 for safety consulting services.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
29 Subsidiaries
The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with accounting policy described in note 1(b).

		Country of	Equity
Name of entity	Note	incorporation	holding
(indentation indicates ownership relationship)			2008	2007
			%	%

Sims Group Limited
Sims Group Australia Holdings Limited	(i)	Australia	100	100
PNG Recycling Limited		PNG	100	100
Sims Aluminium Pty Limited	(i)	Australia	100	100
Sims E-Recycling Pty Limited		Australia	90	90
Sims Group Canada Holdings Limited		Canada	100	100
Sims Group Mauritius Limited	(ii)	Mauritius	100	—
Trishyiraya Recycling India Pvt Ltd	(ii)	India	100	—
Sims Tyrecycle Properties Pty Limited		Australia	100	100
Sims Tyrecycle Pty Limited	(i)	Australia	100	100
Simsmetal Holdings Pty Limited		Australia	100	100
Sims Asia Holdings Limited		Hong Kong	100	100
Sims Energy Pty Limited		Australia	100	100
Sims Industrial Pty Limited		Australia	100	100
Simsmetal Industries Limited		New Zealand	100	100
Simsmetal Services Pty Limited	(i)	Australia	100	100
Sims Manufacturing Pty Limited		Australia	100	100
Simsmetal Executive Staff Superannuation Pty Limited		Australia	100	100
Universal Inspection and Testing Company Pty Limited		Australia	100	100
Sims Recycling Solutions Pte Limited	(ii)	Singapore	100	—
Simsmetal Staff Equity Pty Limited		Australia	100	100
Sims Group UK Holdings Limited		UK	100	100
Sims Group UK Intermediate Holdings Limited		UK	100	100
Sims Group UK Limited		UK	100	100
ER Coley (Steel) Limited	(ii)	UK	100	—
ER Coley (Cast) Limited	(ii)	UK	100	—
Evans & Mondon Limited	(ii)	UK	100	—
Mirec BV		The Netherlands	100	100
Sims Recycling Solutions NV		Belgium	100	100
Recommit Limited		UK	100	—
Sims Cymru Limited		UK	100	100
Sims Group German Holdings GmbH		Germany	100	100
Sims M+R GmbH		Germany	100	100
Sims Recycling Solutions AB (formerly Mirec AB)		Sweden	100	100
Sims Group Recycling Solutions Canada Limited		Canada	100	100
Accu-Shred Limited	(ii)	Canada	100	—
Sims Recycling Solutions Inc (formerly United Recycling Industries Inc)		USA	100	100
Sims Group Recycling Solutions USA Corporation		USA	100	100
United Refining & Smelting Co		USA	100	100
United Recycling International Corporation	(iii)	USA	—	100
United Technology Services Inc	(iii)	USA	—	100
Universal Integration Circuits Corporation	(iii)	USA	—	100
Sims Recycling Solutions UK Holding Limited		UK	100	100
Sims Recycling Solutions UK Group Limited		UK	100	100
Sims Recycling Solutions UK Limited		Scotland	100	100
United Castings Limited		UK	100	100
Simsmetal UK Pension Trustees Limited		UK	100	100
Sims Group Holdings 1 Pty Limited	(ii)	Australia	100	—
Sims Group Holdings 2 Pty Limited	(ii)	Australia	100	—
Sims Metal Management USA GP	(ii)	USA	100	—
Sims Group USA Holdings Corporation		USA	100	100
SHN Co LLC		USA	100	100
HNW Recycling LLC		USA	100	100
HNE Recycling LLC		USA	100	100
Dover Barge Company	(iv)	USA	100	100
North Carolina Resource Conservation LLC	(iv)	USA	100	100
Simsmetal East LLC	(iv)	USA	100	100
Sims Municipal Recycling of New York LLC	(ii)	USA	100	—
Schiabo Larovo Corporation		USA	100	100
Simsmetal West LLC	(iv)	USA	100	100
Sims Group Global Trade Corporation		USA	100	100
Sims Group USA Corporation		USA	100	100

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
29 Subsidiaries (continued)

		Country of	Equity
Name of entity	Note	incorporation	holding
(indentation indicates ownership relationship)			2008	2007
			%	%

Sims Group Limited (parent company)
Metal Management Inc	(ii)	USA	100	—
MM Metal Dynamics Holdings Inc	(ii)	USA	100	—
Metal Dynamics LLC	(ii)	USA	100	—
Metal Dynamics Detroit LLC	(ii)	USA	100	—
Metal Dynamics Indianapolis LLC	(ii)	USA	100	—
Metal Management Midwest Inc	(ii)	USA	100	—
CIM Trucking Inc	(ii)	USA	100	—
Metal Management Indiana Inc	(ii)	USA	100	—
Metal Management Memphis LLC	(ii)	USA	100	—
Metal Management Ohio Inc	(ii)	USA	100	—
Metal Management S&A Holdings Inc	(ii)	USA	100	—
Metal Management Pittsburgh Inc	(ii)	USA	100	—
Metal Management Aerospace Inc	(ii)	USA	100	—
Metal Management West Coast Holdings Inc	(ii)	USA	100	—
Metal Management West Inc	(ii)	USA	100	—
Metal Management Arizona LLC	(ii)	USA	100	—
Proler Southwest GP Inc	(ii)	USA	100	—
Metal Management Proler Southwest Inc	(ii)	USA	100	—
Proler Southwest LP	(ii)	USA	100	—
Metal Management Alabama Inc	(ii)	USA	100	—
Metal Management Mississippi Inc	(ii)	USA	100	—
Naporano Iron & Metal Inc	(ii)	USA	100	—
Metal Management Northeast Inc	(ii)	USA	100	—
Metal Management Connecticut Inc	(ii)	USA	100	—
New York Recycling Ventures Inc	(ii)	USA	100	—
Metal Management New Haven Inc	(ii)	USA	100	—
Reserve Iron & Metal Limited Partnership	(ii) (v)	USA	100	—

(i)	These subsidiaries and the company are parties to a Deed of Cross Guarantee under which each entity guarantees the debts of the others. The above entities represent a Closed Group and an Extended Closed Group for the purposes of the relevant Australian Securities & Investments Commission Class Order.

(ii)	These subsidiaries were acquired or incorporated during the year.

(iii)	These subsidiaries were de-registered or liquidated during the year.

(iv)	These subsidiaries are 50% owned by HNW Recycling LLC and 50% owned by HNE Recycling LLC.

(v)	This subsidiary is 75% owned by Metal Management Inc and 25% owned by Metal Management Ohio Inc.
The voting power held in each subsidiary is proportionate to the equity holdings.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
29 Subsidiaries (continued)
Subsidiaries and businesses acquired during the year ended 30 June 2008:
Acquisition of Metal Management Inc
On 14 March 2008 Sims Group Limited purchased the issued capital of Metal Management Inc for $1.52 billion. The consideration comprised 53,473,817 shares in Sims Group Limited (in the form of American Depositary Shares) with a fair value at that date of $1.49 billion, the assumption of outstanding stock options with a fair value of $10.5m and transaction costs of $19.5m. Metal Management Inc is one of the largest full service scrap metal recyclers in the United States with locations in 17 States. The acquisition was consummated to strengthen the Group’s position in the North American scrap recycling market. The acquisition was complementary as the Group’s operations in North America were primarily export-focused while Metal Management Inc’s operations were primarily domestic-focused and included a large non-ferrous recycling business.
The acquired business contributed revenues of $1.372 billion and net profit of $86.8m to the Group for the period 14 March 2008 to 30 June 2008. If the acquisition had occurred on 1 July 2007, revenues and net profit of the Group would have been $10.2 billion and $493m, respectively. These amounts have been calculated using the Group’s accounting policies and by adjusting the results of Metal Management Inc to reflect additional depreciation and amortisation that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had applied from 1 July 2007, together with the consequential tax effects.
Other Acquisitions
During the year, the Group acquired a number of subsidiaries and businesses as set out below:
•	On 1 August 2007 — McInerney Metals. The business is a specialist recycler of ferrous and non-ferrous scrap metal via its significant investment in balers and associated equipment, in servicing the regional remote areas of Victoria and border regions of New South Wales and South Australia. The business is located in Victoria, Australia.

•	On 26 October 2007 — ER Coley (Steel) Limited. The business is a ferrous metal recycling merchant and is based in Halesowen, United Kingdom.

•	On 28 November 2007 — Trishyiraya Recycling India Pvt Ltd. The business is a small established recycler of electrical and electronic equipment. The business is located in the southern Indian city of Chennai — a major industrial hub in India and in close proximity to major information technology companies.

•	On 3 January 2008 — RecommIT Limited. The business is a leading IT disposal agency undertaking the collection, secure data purging, recycling and redistribution of redundant IT equipment. The business is based in Salisbury, United Kingdom.

•	On 31 January 2008 — Accu-Shred Limited. Accu-Shred is located in Ontario, Canada and is one of Ontario’s leading environmentally sound end of life electronics recyclers.

•	On 2 April 2008 — Life Cycle Services Limited. The business is a leading specialist in the asset refurbishment, redeployment and secure disposal of information, communication and telecommunication equipment. The business is based in Ashford, Middlesex, United Kingdom.

•	On 5 June 2008 — Clearhouse Technology. The business is located in Melbourne, Australia and is a leading service provider in the region covering the collection, data protection, redeployment and remarketing of obsolete IT equipment for a variety of government and business customers.

•	On 5 June 2008 — Evans and Mondon Limited. The business is a ferrous and non-ferrous metal recycling merchant and is based in Halesowen, United Kingdom.
The above subsidiaries and businesses were acquired for a total consideration of $53.524m. Revenue and net profit contribution by these “other acquisitions” to the Group post acquisition is not material. The carrying values recognized by the vendors immediately before acquisition for each class of asset and liability were not materially different to their fair values.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
29 Subsidiaries (continued)
Fair value of assets and liabilities as at acquisition dates
The amounts set out in the table below reflect provisional fair values of assets and liabilities acquired and goodwill at the respective acquisition dates. The data is provided in aggregate for Other Acquisitions as no acquistion itself was significant enough to require separate disclosure.

	Consolidated
	2008	2008	2008	2008
	$’000	$’000	$’000	$’000
	Metal	Metal
	Management	Management	Other
	Inc	Inc	Acquisitions	Total
	Acquiree’s
	carrying
	amount	Fair Value
Cash	32,720	32,720	1,825	34,545
Trade and other receivables	305,548	305,649	9,166	314,815
Prepayments	15,340	18,295	639	18,934
Inventories	204,289	227,786	1,242	229,028
Equity accounted investments	27,440	27,440	—	27,440
Property, plant & equipment	244,430	295,398	8,355	303,753
Identified intangibles	28,518	206,800	4,678	211,478
Deferred tax asset	58,581	38,525	7	38,532
Trade and other creditors	(280,978)	(282,689)	(8,917)	(291,606)
Bank loans	(24,656)	(24,656)	(7)	(24,663)
Deferred tax liability	(17,085)	(95,554)	(179)	(95,733)
Employee entitlement provisions	(4,101)	(4,101)	—	(4,101)
Environmental provision	(3,696)	(3,696)	—	(3,696)
Defined benefit obligations	(465)	(1,534)	—	(1,534)
Current tax liabilities	(9,495)	(9,495)	(552)	(10,047)

Net assets of entity	576,390	730,888	16,257	747,145

Goodwill on acquisition		789,196	37,267	826,463

Consideration		1,520,084	53,524	1,573,608

Consideration
Cash		—	47,512	47,512
Non-cash consideration — provision for contingent consideration		—	4,596	4,596
Shares issued (note 20)		1,490,090	—	1,490,090
Fully vested options acquired as part of a business combination		10,523	—	10,523

Total consideration payable / paid to vendor		1,500,613	52,108	1,552,721
Direct costs relating to acquisitions		19,471	1,416	20,887

		1,520,084	53,524	1,573,608

Outflow of cash to acquire subsidiaries and businesses, net of cash acquired
Consideration		1,520,084	53,524	1,573,608
Non-cash consideration — shares issued		(1,490,090)	—	(1,490,090)
Non-cash consideration — options acquired		(10,523)	—	(10,523)
Non-cash consideration — provision for contingent consideration		—	(4,596)	(4,596)
Cash acquired net of bank loans		(8,064)	(1,818)	(9,882)

Net cash outflow in respect of acquistions made during the year		11,407	47,110	58,517

The goodwill is attributable to several third parties including, site locations, synergies existing in the operations acquired, and the assembled workforce which together contribute to the profitability of the acquired businesses.

Sims Group Limited
Notes to the financial statements — 30 June 2008

(continued)
29 Subsidiaries (continued)
Sims Group Limited, Sims Group Australia Holdings Limited, Sims Aluminium Pty Limited, Simsmetal Services Pty Limited and Sims Tyrecycle Pty Limited are parties to a deed of cross guarantee under which each company guarantees the debts of the others. By entering into the deed, the wholly-owned entities have been relieved from the requirements to prepare a financial report and directors’ report under Class Order 98/1418 (as amended) issued by the Australian Securities & Investments Commission.
(a) Condensed consolidated income statement and summary of movements in consolidated retained profits
The above companies represent a ‘Closed Group’ for the purposes of the Class Order. As there are no other parties to the Deed of Cross Guarantee that are controlled by Sims Group Limited, they also represent the ‘Extended Closed Group’.
Set out below is a condensed consolidated income statement and a summary of movements in consolidated retained profits for the year ended 30 June 2008 of the Closed Group.

	2008	2007	2006
	$’000	$’000	$’000
Condensed income statement
Profit before income tax	253,376	202,236	186,923
Income tax expense	(51,374)	(40,778)	(30,473)

Profit for the year	202,002	161,458	156,450

Summary of movements in consolidated retained profits
Retained profits at the beginning of the financial year	84,708	71,607	42,157
Profit for the year	202,002	161,458	156,450
Actuarial gain on defined benefit fund (net of tax)	(4,830)	1,665	1,310
Dividends provided for or paid	(174,712)	(150,022)	(128,310)

Retained profits at the end of the financial year	107,168	84,708	71,607

(b) Condensed balance sheet
Set out below is a consolidated balance sheet as at 30 June 2008 of the Closed Group.

Current assets
Cash and cash equivalents	1,546	1,053
Trade and other receivables	332,179	97,081
Inventories	112,012	118,223
Derivative financial instruments	47	1,130
	13,389	7,575

Total current assets	459,173	225,062

Non-current assets
Receivables	150	170
Investments accounted for using the equity method	7,439	8,139
Other financial assets	2,302,999	780,331
Property, plant and equipment	136,668	102,284
Deferred tax assets	7,091	5,449
Intangible assets	18,874	13,116
Retirement benefit surplus	—	2,518

Total non-current assets	2,473,221	912,007

Total assets	2,932,394	1,137,069

Current liabilities
Trade and other payables	304,376	144,108
Derivative financial instruments	1,897	65
Current tax liabilities	37,132	21,051
Provisions	16,098	10,147

Total current liabilities	359,503	175,371

Non-current liabilities
Borrowings	60,138	37,147
Deferred tax liabilities	9,379	2,059
Provisions	9,045	9,419
Retirement benefit obligations	3,317	—

Total non-current liabilities	81,879	48,625

Total liabilities	441,382	223,996

Net assets	2,491,012	913,073

Equity
Contributed equity	2,325,924	811,976
Reserves	57,920	16,389
Retained profits	107,168	84,708

Total equity	2,491,012	913,073

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
30 Investments in associates and jointly controlled entities
SA Recycling LLC — jointly controlled entity
On 1 September 2007 Sims Group Limited completed the merger of its Southern Californian metal recycling assets with those of Adams Steel LLC. The newly created jointly controlled entity, SA Recycling LLC, operates within a territory encompassing Southern California, Arizona, Southern Nevada and Northern Mexico and combines Sims’ deep water facility at the Port of Los Angeles with Adams Steel’s two inland shredding operations and extensive network of inland feeder yards.
In accordance with AASB 128 Investments in Associates and AASB 131 Interests in Joint Ventures the SA Recycling LLC is a jointly controlled entity accounted for under the equity method.
The provisional fair values of assets and liabilities contributed to SA Recycling LLC at 1 September 2007 were as follows:

	Book Value	Fair Value	Non-cash gain
	$’000	$’000	$’000

Property, plant and equipment (note 12)	79,872	79,872	—
Goodwill and intangible assets (note 14)	196,425	265,670	(69,245)
Non-current provisions (note 18)	(3,206)	(3,206)	—

Investment at formation	273,091	342,336	(69,245)

In accordance with UIG113 Jointly Controlled Entities — Non-Monetary Contributions by Venturers, the portion of the non-cash gain attributable to the equity interest of the other venturer, in this instance 50%, is recognised immediately on contribution of assets to the SA Recycling jointly controlled entity. This has been recognised as “other income”. The remaining 50% representing the Group’s share of the non-cash gain has been allocated to reduce the cost of the equity accounted investment and will be recognised progressively in future periods (refer to note 1b(iii)).
(a) Carrying amounts

Name of associate and jointly	Principal	Country of			Consolidated carrying		Parent entity carrying
controlled entities	Activity	Incorporation	Ownership Interest		amount $’000		amount $’000
			2008	2007	2008	2007	2008	2007

SA Recycling LLC	Metal Recycling	USA	50.0%	—%	274,930	—	—	—
Metal Management Nashville LLC (i)	Metal Recycling	USA	50.0%	—%	20,368	—	—	—
Rondout Iron & Metal LLC (i)	Metal Recycling	USA	50.0%	—%	1,082	—	—	—
Port Albany Ventures LLC (i)	Stevedoring and Marine Services	USA	50.0%	—%	5,791	—	—	—
Richmond Steel Recycling Limited	Metal Recycling	Canada	50.0%	50.0%	19,485	14,030	—	—
LMS Generation Pty Ltd	Landfill Gas Management	Australia	50.0%	50.0%	13,624	11,359	—	—
Australian Refined Alloys Pty Limited	Metal Recycling	Australia	50.0%	50.0%	—	—	—	—
Australian Refined Alloys Sales Pty Limited	Metal Recycling	Australia	50.0%	50.0%	—	—	—	—
Extruded Metals (New Zealand) Limited	Metal Recycling	NZ	33.0%	33.0%	—	—	—	—
Sims Pacific Metals Limited	Metal Recycling	NZ	50.0%	50.0%	546	556	—	—
Consolidated Extrusions Pty Limited	Metal Recycling	Australia	33.3%	33.3%	—	—	—	—
Consolidated Extrusions (Management) Pty Limited	Metal Recycling	Australia	33.3%	33.3%	—	—	—	—

					335,826	25,945	—	—

(i)	These associates were acquired as part of the Metal Management Inc acquisition.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
30 Investments in associates and jointly controlled entities — (continued)

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000
(b) Movements in carrying amounts
Carrying amount at the beginning of the financial year	25,945	21,761	—	—
Additions from acquisition of businesses during the year	27,440	—	—	—
Additions from formation of SA Recycling LLC	342,336	—	—	—
Share of profits before tax	62,334	4,749	—	—
Accretion of deferred gain to equity accounted profits	2,239	—	—	—
Deferral of gain on formation of SA Recycling LLC	(34,623)	—	—	—
Associates share of income tax expense	(4,161)	—	—	—
Dividends received	(5,153)	—	—	—
Return of capital from SA Recycling LLC	(46,083)	—	—	—
Return of capital from Port Albany Ventures LLC	(2,413)	—	—	—
Foreign currency translation reserve	(32,035)	(565)	—	—

Carrying amount at the end of the financial year	335,826	25,945	—	—

(c) Share of associates and jointly controlled entities profits
Profit before income tax	64,573	7,030	—	—
Associates share of income tax expense	(4,161)	(2,281)	—	—

Profit after income tax recognised in equity accounted investment	60,412	4,749	—	—
Jointly controlled entities income tax expense *	(19,331)	—

Associates and jointly controlled entities profit after tax	41,081	4,749	—	—

*	The jointly controlled entities to which this relates are deemed to be “pass through” entities for taxation purposes. As such, the Group incurs the income tax expense and associated current tax liability on its share of the profits and includes this amount as part of the current tax charge in note 7(a).
(d) Summarised financial information of associates and jointly controlled entities

		Group’s share of:
		Current		Current			Profit after
	Acquisition	assets	Non-Current	liabilities	Non-current	Revenues	tax
	Date	$’000	Assets	$’000	liabilities	$’000	$’000
2008
SA Recycling LLC	1 September 2007	147,822	325,168	182,775	—	499,964	29,833
Metal Management Nashville LLC	14 March 2008	16,332	11,304	6,732	578	19,780	2,197
Rondout Iron & Metal LLC	14 March 2008	935	165	13	—	2,842	188
Port Albany Ventures LLC	14 March 2008	977	4,863	49	—	1,653	39
Richmond Steel Recycling Limited		17,368	6,233	4,693	—	53,955	5,823
LMS Generation Pty Limited		1,378	23,222	3,274	11,180	10,864	2,965
Australian Refined Alloys Pty Limited		5,089	11	5,957	870	44,433	—
Australian Refined Alloys Sales Pty Limited		—	—	—	—	66,374	—
Extruded Metals (New Zealand) Limited		—	—	—	—	—	—
Sims Pacific Metals Limited		228	—	—	—	—	36
Consolidated Extrusions Pty Limited		—	—	—	—	—	—
Consolidated Extrusions (Management) Pty Limited		—	—	—	—	—	—

		190,129	370,966	203,493	12,628	699,865	41,081

	Group’s share of:
	Current	Non-Current	Current	Non-current		Profit after
	assets	Assets	liabilities	liabilities	Revenues	tax
	$’000	$’000	$’000	$’000	$’000	$’000
2007
Richmond Steel Recycling Limited	16,214	4,764	1,931	139	35,973	2,939
LMS Generation Pty Limited	1,736	18,575	2,355	9,718	8,140	1,810
Australian Refined Alloys Pty Limited	1,298	10	1,085	210	21,504	—
Australian Refined Alloys Sales Pty Limited	—	—	—	—	35,607	—
Extruded Metals (New Zealand) Limited	—	—	—	—	—	—
Sims Pacific Metals Limited	210	—	—	—	—	—
Consolidated Extrusions Pty Limited	—	—	—	—	—	—
Consolidated Extrusions (Management) Pty Limited	—	—	—	—	—	—

	19,458	23,349	5,371	10,067	101,224	4,749

The consolidated entity’s share of the associates’ and jointly controlled entities’, contingent liabilities and capital expenditure commitments is included in notes 24 and 25.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
31 Interests in joint ventures
The consolidated entity has the following interests in joint venture operations:
•	50% interest in the Australian Refined Alloys unincorporated joint venture, the principal activity of which is the production of lead, lead alloys and related products.

•	50% interest in the New Zealand based Sims Pacific Metals unincorporated joint venture, the principal activity of which is the processing and sale of ferrous and non-ferrous secondary raw materials.

•	33.3% interest in the Consolidated Extrusions unincorporated joint venture, a non-operating entity.
The consolidated entity’s interest in assets employed in the joint ventures is included in the balance sheets under the classifications shown below:

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000
Current assets
Cash and cash equivalents	1,997	1,765	—	—
Trade and other receivables	11,525	14,649	—	—
Inventories	11,624	7,326	—	—

Non-current assets
Deferred tax assets	1,170	2,193	—	—
Property, plant and equipment	10,429	8,270	—	—
Goodwill	285	327	—	—

Total assets	37,030	34,530	—	—

Current liabilities
Trade and other payables	15,521	13,833	—	—
Current tax liabilities	5,646	5,971	—	—
Provisions	514	1,055	—	—

Non-current liabilities
Provisions	241	227	—	—

Total liabilities	21,922	21,086	—	—

Share of net assets employed in joint ventures	15,108	13,444	—	—

The consolidated entity’s share of joint venture contingent liabilities and capital expenditure commitments is included in notes 24 and 25.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
32 Related party transactions
(a) Parent entity
The parent entity of the consolidated group is Sims Group Limited.
(b) Subsidiaries
Interests held in subsidiaries are set out in note 29.
(c) Key management personnel
Disclosures relating to key management personnel are set out in note 28.
(d) Transactions with related parties
The following transactions occurred with related parties:

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000
Tax consolidation legislation
Current tax payable assumed from wholly-owned tax consolidation entities	—	—	41,147	20,679
Dividend revenue
Received from subsidiaries	—	—	170,205	156,595
Management fee
Received from subsidiaries	—	—	1,473	1,411
Operating expenses
Paid by subsidiaries	—	—	2,777	2,369
Superannuation contributions
Contributions to superannuation funds on behalf of employees	8,386	11,956	—	—

(e) Outstanding balances arising from transactions with related entities

The following balances are outstanding at the reporting date in relation to transaction with related parties:

Current receivables (tax funding agreement) Subsidiaries	—	—	41,147	20,679

No provision for doubtful debts has been raised in relation to any outstanding balances, and no expense has been recognised in respect of bad or doubtful debts due from related parties.

(f) Transactions with associates and jointly controlled entities

Sales	854	—	—	—
Purchases	689,634	294	—	—
Management fees received	2,084	946	—	—
Other costs	276	—	—	—

(g) Outstanding balances arising from transactions with associates and jointly controlled entities

Current receivables	4,603	592	—	—
Current payables	169,074	1,270	—	—

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
32 Related party transactions — continued
(h) Loans from related parties

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000
Loans from subsidiaries
Beginning of the year	—	—	362,638	390,963
Net reduction in loan *	—	—	(19,227)	(28,325)

End of year	—	—	343,411	362,638

*	Other than for cash transactions to fund and pay dividends, all other cash receipts and payments of the parent company are conducted through a subsidiary. The net reduction reflects the aggregate impact of these transactions during the year.
No provision for doubtful debts has been raised in relation to any outstanding balances, and no expense has been recognised in respect of bad or doubtful debts due from related parties.
(i) Terms and conditions
The terms and conditions of the tax funding agreement are set out in note 7.
Loans from subsidiaries are at call and bear no interest.
All other transactions were made on normal commercial terms and conditions and at market rates.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
33 Segment reporting
The Group is principally organised geographically and then by line of business. While the Group Chief Executive Officer (the CODM) evaluates results in a number of different ways, the geographical areas of operation is the primary basis for which the allocation of resources and financial results are assessed. The major geographic areas of operations are as follows:
North America — comprising the United States of America and Canada
Products sold by North America include ferrous secondary recycling, non-ferrous secondary recycling and recycling solutions.
Australasia — comprising Australia, New Zealand, Papua New Guinea and Asia
Products sold by Australasia include ferrous secondary recycling, non-ferrous secondary recycling, secondary processing and recycling solutions.
Europe — comprising United Kingdom, Sweden, Holland and Germany
Products sold by Europe include ferrous secondary recycling, non-ferrous secondary recycling and recycling solutions.
Lines of business
The consolidated entity operates predominantly in the secondary metal recycling industry. Its core business involves:
Ferrous secondary recycling — comprising the collection, processing and trading of iron and steel secondary raw material.
Non-ferrous secondary recycling — comprising the collection, processing and trading of other metal alloys and residues, principally aluminium, lead, copper, zinc and nickel bearing materials.
Secondary processing — comprising a value added process involving the melting, refining and ingoting of certain non-ferrous metals and the reclamation and reprocessing of plastics.
Recycling solutions — comprising the provision of environmentally responsible solutions to the disposal of post consumer products. It offers fee for service business opportunities in the environmentally responsible recycling of negative value materials including refrigerators, electrical and electronic equipment, and tyres.
Operating segments

	2008
				Inter-segment
	North	Austral-		eliminations/
	America	asia	Europe	unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000

Sales to external customers (note (a))	4,607,898	1,745,109	1,312,584	—	7,665,591
Inter-segment sales (note (b))	—	400	—	(400)	—

Total sales revenue	4,607,898	1,745,509	1,312,584	(400)	7,665,591
Other revenue / income	2,293	1,182	1,470	—	4,945

Total segment revenue / income	4,610,191	1,746,691	1,314,054	(400)	7,670,536

Share of pre-tax profits of associates	60,271	4,302	—	—	64,573

Segment EBITDA	466,096	195,232	116,557	—	777,885
Depreciation and amortisation expense	54,516	17,116	22,925	—	94,557

Segment EBIT	411,580	178,116	93,632	—	683,328
Interest income (note 3)					2,876
Finance costs					(34,374)

Profit before income tax					651,830

Segment and Total Assets	3,455,149	666,309	695,514	—	4,816,972
Segment and Total Liabilities	1,056,584	266,382	531,918	—	1,854,884

Net Assets	2,398,565	399,927	163,596	—	2,962,088

Acquisitions of property, plant and equipment	59,988	32,588	37,115	—	129,691

Acquisition of goodwill and intangibles	995,996	17,630	24,315	—	1,037,941

Other non-cash expenses	11,843	23,765	2,132	—	37,740

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
33 Segment reporting (continued)
Operating segments (continued)

	2007
				Inter-segment
	North	Austral-		eliminations/
	America	asia	Europe	unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000

Sales to external customers (note (a))	2,938,246	1,465,383	1,144,891	—	5,548,520
Intersegment sales (note (b))	—	894	—	(894)	—

Total sales revenue	2,938,246	1,466,277	1,144,891	(894)	5,548,520
Other revenue/income	512	435	1,430	—	2,377

Total segment revenue	2,938,758	1,466,712	1,146,321	(894)	5,550,897

Share of pre-tax profits of associates	4,446	2,584	—	—	7,030

Segment EBITDA	204,326	167,721	87,336	—	459,383
Depreciation and amortisation expense	40,676	14,100	20,401	—	75,177

Segment EBIT	163,650	153,621	66,935	—	384,206
Interest income (note 3)					2,364
Finance costs					(30,405)

Profit before income tax					356,165

Segment and Total Assets	1,167,673	514,759	516,646	—	2,199,078
Segment and Total Liabilities	363,976	177,416	378,256	—	919,648

Net Assets	803,697	337,343	138,390	—	1,279,430

Acquisitions of property, plant and equipment	42,684	25,019	22,800	—	90,503

Acquisition of goodwill and intangibles	52,698	4,744	41,798	—	99,240

Other non-cash expenses	(216)	5,436	7,169	—	12,389

	2006
				Inter-segment
	North	Austral-		eliminations/
	America	asia	Europe	unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000

Sales to external customers (note (a))	1,735,204	1,224,700	792,503	—	3,752,407
Intersegment sales (note (b))	—	1,273	—	(1,273)	—

Total sales revenue	1,735,204	1,225,973	792,503	(1,273)	3,752,407
Other revenue/income	1,106	996	—	—	2,102

Total segment revenue	1,736,310	1,226,969	792,503	(1,273)	3,754,509

Share of net profits of associates	2,411	1,753	—	—	4,164

Segment EBITDA	139,060	138,892	66,755	—	344,707
Depreciation and amortisation expense	28,126	13,833	15,571	—	57,530

Segment EBIT	110,934	125,059	51,184	—	287,177
Interest income (note 3)					2,047
Finance costs					(18,360)

Profit before income tax					270,864

Segment and Total Assets	1,126,863	402,500	408,476	—	1,937,839
Segment and Total Liabilities	366,795	175,683	198,576	—	741,054

Net Assets	760,068	226,817	209,900	—	1,196,785

Acquisitions of property, plant and equipment	43,780	19,416	13,285	—	76,481

Acquisition of goodwill and intangibles	476,456	—	—	—	476,456

Other non-cash expenses	10,476	10,510	1,823	—	22,809

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
33 Segment reporting (continued)
Operating segments (continued)
Note (a) Sales to external customers
The segment reporting above is based on geographical location of assets and revenues are reported by the segment recording the sale. An analysis of revenues allocated by the geographical location of external customer greater than 5% of total sales revenues is set out below.

	2008	2007
	$’000	$’000

Australia	773,050	576,722
China	600,101	638,674
Malaysia	663,990	599,228
USA	1,175,386	529,534
Turkey	1,072,729	400,731
United Kingdom	402,287	365,288
South Korea	412,093	354,939
Other	2,565,955	2,083,404

	7,665,591	5,548,520

In respect of information relating to the year ended 30 June 2006, the Group did not report sales to external customers in the manner presented above. The Group has deemed it impracticable to collate this information for the purposes of the above disclosure.
Note (b) Intersegment sales
Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an “arm’s-length” basis and are eliminated on consolidation.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
33 Segment reporting (continued)
Note (c) Material non-current assets (excluding financial instruments, deferred tax assets and retirement benefit assets) are held in the following countries:

	2008	2007	2006
	$’000	$’000	$’000

Australia	286,745	218,682	206,803
USA	2,098,396	837,771	806,261
United Kingdom	158,188	142,476	132,435
Benelux	46,506	50,659	63,234
Germany	50,901	53,052	—
Canada	21,131	15,555	13,103
New Zealand	11,446	9,365	9,796
Other	14,879	6,645	1,195

	2,688,192	1,334,205	1,232,827

Revenue by product

	2008	2007	2006
	$’000	$’000	$’000

Segment revenues from sales to external customers
Ferrous metal recycling	5,178,847	3,319,031	2,259,112
Non-ferrous metal recycling	1,657,455	1,623,139	1,082,681
Secondary processing	252,297	155,846	159,408
Recycling solutions	576,992	450,504	251,206

	7,665,591	5,548,520	3,752,407

34 Earnings per share

		Consolidated
	2008	2007	2006
		Cents Per Share

Basic earnings per share	306.0	191.6	165.1
Diluted earnings per share	303.0	190.5	164.6

	$’000	$’000	$’000

Earnings used in calculating basic and diluted earnings per share	433,162	239,352	186,369

	Number of Shares

Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	141,574,196	124,916,157	112,856,555

Adjustments for calculation of diluted earnings per share:
Options, including ordinary shares issued under the Sims Group Employee Share Scheme deemed to be options for accounting purposes, deemed to be potential ordinary shares	1,374,355	704,319	336,281

Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	142,948,551	125,620,476	113,192,836

Options
Options granted to employees under the option plans are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in note 27.
The Group calculates both basic and diluted earnings per share. Basic earnings per share is computed using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of shares outstanding during the period plus the dilutive effect of stock options, restricted shares and performance shares outstanding during the period.

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
35 Cash flow information

				Consolidated		Parent entity
			2008	2007	2006	2008	2007
			$’000	$’000	$’000	$’000	$’000

(i	)	Reconciliation of cash

		Cash at the end of the financial year as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows:
		Cash at bank and on hand	112,944	31,404	10,637	—	—
		Short term deposits	20,543	7,156	5,163	—	—

		Cash and cash equivalents	133,487	38,560	15,800	—	—

		Details of interest rates and fair values are set out in note 2.

(ii)		Reconciliation of profit after income tax expense to net cash inflow from operating activities
		Profit for the year	433,162	239,352	186,369	169,292	155,924
		Depreciation and amortisation	94,557	75,177	57,530	—	—
		Net gain on contribution of assets to SA Recycling LLC joint venture (note 30)	(34,623)	—	—	—	—
		Unrealised gain on held for trading commodity contracts (note 2e)	(3,901)	—	—	—	—
		Impairment loss on fire destroyed assets	71	6,784	—	—	—
		Net loss/(profit) on disposal of non-current assets	5,883	(401)	705	—	—
		Revaluation losses reversed in the profit and loss	—	—	(1,188)	—	—
		Non-cash employee benefits expense	13,670	2,831	2,524	—	—
		Equity accounted profits net of dividends received	(55,259)	(4,749)	(2,874)	—	—
		Change in operating assets and liabilities, excluding the effects of acquisitions and disposals of entities:
		(Increase) / decrease in trade and other receivables	(176,650)	42,275	4,186	1,490	(554)
		(Increase) in inventories	(407,604)	(16,650)	(104,137)	—	—
		Decrease in prepayments	18,562	3,758	8,538	—	—
		Increase/(decrease) in provisions	24,220	(16,391)	(10,593)	—	—
		Increase/(decrease) in current tax liability	80,298	3,928	(9,284)	(28)	(287)
		Increase/(decrease) in deferred taxes	(13,032)	(21,027)	5,102	—	—
		Increase/(decrease) in trade and other payables	202,303	(1,390)	71,693	(14,165)	(35,057)

		Net cash inflow from operating activities	181,657	313,497	208,571	156,589	120,026

Sims Group Limited
Notes to the financial statements — 30 June 2008
(continued)
36 Non-cash investing and financing activities

	Consolidated		Parent entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000
Acquisition of subsidiaries
Issue of shares (notes 20 and 29)	1,490,090	—	1,490,090	(532)
Fully vested options acquired (note 29)	10,523	—	10,523	—

	1,500,613	—	1,500,613	(532)

On 14 March 2008 Sims Group Limited acquired 100% of the share capital of Metal Management, Inc for $1,491m. The consideration given comprised of 53,473,817 ordinary shares in Sims Group Limited with a fair value of $1,491m and $10.5m of fully vested stock options assumed at fair value.

Dividend payment
Dividends settled by issue of shares under the dividend reinvestment plan	18,123	29,996	18,123	29,996

Formation of SA Recycling LLC Joint Controlled Entity
On 1 September 2007 Sims Group Limited completed the merger of its Southern Californian metal recycling assets with those of Adams Steel LLC amounting to an investment of $342.3m. For details of assets contributed to the SA Recycling joint venture refer note 30.

Sims Group Limited
Directors declaration
30 June 2008
In the directors’ opinion:
(a)	The financial statements and notes set out on pages 26 to 92 are in accordance with the Corporations Act 2001 , including:
(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)	giving a true and fair view of the company’s and consolidated entity’s financial position as at 30 June 2008 and of their performance for the financial year ended on that date; and
(b)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

(c)	the remuneration disclosures set out on pages 8 to 24 of the director’s report comply with Accounting Standard AASB 124 Related Party Disclosures and the Corporations Regulations 2001 ; and

(d)	at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in note 29 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in note 29.
The directors have been given the declarations by the Group Chief Executive Officer and the Chief Financial Officer required by section 295A of the Corporations Act 2001 .
This declaration is made in accordance with a resolution of the directors.

/s/ PK Mazoudier	/s/ D Dienst

PK Mazoudier Chairman	D Dienst Group Chief Executive Officer
Signed in Sydney, NSW, Australia on 29 August 2008

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
Auditor’s Independence Declaration
As lead auditor for the audit of Sims Group Limited for the year ended 30 June 2008, I declare that to the best of my knowledge and belief, there have been:
a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b)	no contraventions of any applicable code of professional conduct in relation to the audit.
This declaration is in respect of Sims Group Limited and the entities it controlled during the period.

/s/ Andrew J Parker Andrew J Parker Partner PricewaterhouseCoopers	Sydney 29 August 2008

Liability limited by a scheme approved under Professional Standards Legislation

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
Independent auditor’s report to the members of	Telephone +61 2 8266 0000
Sims Group Limited	Facsimile +61 2 8266 9999
Report on the financial report
We have audited the accompanying financial report of Sims Group Limited (the company), which comprises the balance sheet as at 30 June 2008, and the income statement, statement of recognised income and expense and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for Sims Group Limited (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year’s end or from time to time during the financial year.
Directors’ responsibility for the financial report
The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1(a), the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Auditor’s responsibility
Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.
Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.
For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

Liability limited by a scheme approved under Professional Standards Legislation

Independent auditor’s report to the members of
Sims Group Limited (continued)
Our audit did not involve an analysis of the prudence of business decisions made by directors or management.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.
Independence
In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.
Auditor’s opinion
In our opinion;
(a)	the financial report of Sims Group Limited is in accordance with the Corporations Act 2001, including:
(i)	giving a true and fair view of the company’s and consolidated entity’s financial position as at 30 June 2008 and of their performance for the year ended on that date; and

(ii)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and
(b)	the financial report also complies with International Financial Reporting Standards issued by the International Accounting Standards Board as disclosed in Note 1(a).
Report on the Remuneration Report
We have audited the Remuneration Report included in pages 8 to 24 of the directors’ report for the year ended 30 June 2008. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.
Auditor’s opinion
In our opinion, the Remuneration Report of Sims Group Limited for the year ended 30 June 2008, complies with section 300A of the Corporations Act 2001.
/s/ PricewaterhouseCoopers
PricewaterhouseCoopers

/s/ Andrew J Parker Andrew J Parker Partner	Sydney 29 August 2008